As filed with the Securities and Exchange Commission on January 28, 2013

Registration No. 333-185933

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The ExOne Company

(Exact name of registrant as specified in its charter)

Delaware	3599	46-1684608
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

(724) 863-9663

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

S. Kent Rockwell

Chairman & CEO

The ExOne Company

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

(724) 863-9663

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Warren J. Archer Morella & Associates, A Professional Corporation 706 Rochester Road Pittsburgh, Pennsylvania 15237 (412) 369-9696	Jonathan H. Talcott Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW, Suite 900 Washington, DC 20001 (202) 712-2806

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$92,000,000	$12,549

(1)	Includes shares of common stock subject to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.
(3)	The registrant previously paid $10,230.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On January 1, 2013, The Ex One Company, LLC, a Delaware limited liability company, merged with and into a Delaware corporation, which survived and changed its name to The ExOne Company (the “Reorganization”). As a result of the Reorganization, The Ex One Company, LLC became the registrant, a Delaware corporation, the common and preferred interest holders of The Ex One Company, LLC became holders of common stock and preferred stock, respectively, of the registrant and the subsidiaries of The Ex One Company, LLC became the subsidiaries of the registrant. The preferred stock of the registrant will convert into common stock immediately prior to the consummation of this offering. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of The Ex One Company, LLC and its subsidiaries and variable interest entities and do not give effect to the Reorganization.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholder are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JANUARY , 2013

Shares

The ExOne Company

Common Stock

We are offering 5,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

This is our initial public offering, and prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be [between $14.00 and $16.00 per share.] We will apply to list our common stock on the Nasdaq Global Market under the symbol “XONE.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. Please read “Risk Factors ” beginning on page 14 of this prospectus to read about the risks you should consider before investing.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds before expenses to us	$	$

We and the selling stockholder have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase a maximum of 750,000 additional shares of our common stock from us and the selling stockholder at the initial public offering price, less the underwriting discount, to cover over-allotments of shares, if any.

The underwriters will reserve up to 200,000 shares from this offering for sale, directly or indirectly, to certain of our employees, directors and officers, and certain other investors related to us, at the public offering price without payment of an underwriting discount or commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers against payment on or about             , 2013.

Sole Bookrunning Manager

FBR

Co-Managers

BB&T Capital Markets	Stephens Inc.

The date of this prospectus is             , 2013.

Industrial-Grade 3D Printing

SYSTEMS & SERVICES

AEROSPACE • AUTOMOTIVE • HEAVY EQUIPMENT • ENERGY/OIL/GAS

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the risk factors, financial data, and financial statements included herein, before making a decision about whether to invest in our common stock. All financial information included in this prospectus includes our variable interest entities, Troy Metal Fabricating, LLC (“TMF”) and Lone Star Metal Fabrication, LLC (“Lone Star”). Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. As used in this prospectus, unless the context otherwise requires or indicates, the terms “ExOne,” “our company,” “we,” “our,” “ours,” and “us” refer to The ExOne Company and its subsidiaries.

Our Company

We are a global provider of three-dimensional (“3D”) printing machines and printed products to industrial customers. Our business primarily consists of manufacturing and selling 3D printing machines and printing products to specification for our customers using our in-house 3D printing machines. We offer pre-production collaboration and print products for customers through our Production Service Centers (“PSCs”), which are located in the United States, Germany and Japan. We build 3D printing machines at our facilities in the United States and Germany. We also supply the associated products, including consumables and replacement parts, and services, including training and technical support, necessary for purchasers of our machines to print products. We believe that our ability to print in a variety of industrial materials, as well as our industry-leading printing capacity (as measured by build box size and printhead speed), uniquely position us to serve the needs of industrial customers.

Our 3D printing machines use our technology, powdered materials, chemical binding agents and integrated software to print 3D products directly from computer models by repeatedly depositing very thin layers of powdered materials and selectively placing chemical binding agents to form the finished product. One of our key industry advantages is that our machines are able to print products in materials that are desired by industrial customers. Currently, our 3D printing machines are able to manufacture casting molds and cores from specialty silica sand and ceramics, which are the traditional materials for these casting products. We are capable of printing in silica sand, ceramics, stainless steel, bronze and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum and magnesium.

We believe that we are a leader in providing 3D printing machines, 3D printed products and related services to industrial customers in the aerospace, automotive, heavy equipment, energy/oil/gas and other industries. As an industrial 3D printing and emerging growth company, we believe that continued introduction and acceptance through use of our products and machines without regard to revenue volume, by leaders in various industries is critical to us obtaining more general acceptance of our technology by industrial companies.

Our business began as the advanced manufacturing business of Extrude Hone Corp., which manufactured its first 3D printing machine in 2003 using licensed technology developed by researchers at the Massachusetts Institute of Technology (“MIT”). In 2007, we were acquired by S. Kent Rockwell through his wholly-owned company Rockwell Forest Products, Inc. (“RFP”). Since 2007, when he purchased our company for approximately $7.2 million, Mr. Rockwell (through RFP and affiliated entities) and our other owners have funded our company and related entities, through January 23, 2013, with $41.7 million in either equity or debt. The primary goals of these investments were to: increase the scale, speed and efficiency of our 3D printing machines; expand the range of qualified materials in which our machines can print; and position us to compete in the rapidly evolving 3D printing market. As a result, we have significantly reduced our unit cost of production over time, thereby expanding the potential market for our machines and products.

Our revenues for the year ended December 31, 2011 were $15.3 million, as compared to $13.4 million for the prior year period, and for the first nine months of 2012 were $15.9 million, as compared to $12.6 million for the same period in 2011. Our EBITDA was ($8.9) million for the first nine months of 2012, as compared to ($2.3) million for the same period in 2011. Our EBITDA for the nine months ended September 30, 2012 includes a non-cash equity based compensation expense of $7.7 million. See note 7 to the table set forth in “— Summary Consolidated Financial Data” for a reconciliation of EBITDA to net loss.

	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(unaudited)
Machine Units Sold(A)
S 15	2	2	2	1
S Max	2	1	1	4
S Print	—	1	1	—

Total	4	4	4	5

(A)	See “Business — Our Machines and Machine Platforms” for a description of the machines.

During the nine months ended September 30, 2011 and 2012 and the twelve months ended December 31, 2010 and 2011, we conducted a significant portion of our business with a limited number of customers. Our top five customers represented approximately 46% and 42% of total revenue for the nine months ended September 30, 2011 and 2012, respectively, and approximately 43% and 47% of total revenue in 2010 and 2011, respectively. These customers primarily purchased 3D printing machines. Sales of 3D printed parts and consumables tend to be from repeat customers that may utilize the capability of our PSCs for three months or longer. Sales of 3D printing machines are low volume and generate significant revenue but the same customers do not necessarily buy machines in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenue from 3D printing machines, as described above, does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on period to period financial results.

We incurred a net loss of approximately $5.2 million and $7.6 million for the years ended December 31, 2010 and 2011, respectively, and had an accumulated deficit of approximately $15.6 million as of December 31, 2011. As shown in the accompanying unaudited condensed consolidated financial statements, we incurred a net loss of approximately $10.7 million for the nine months ended September 30, 2012, and had a working capital deficit of approximately $7.3 million. These conditions raise substantial doubt as to our ability to continue as a going concern. We believe that we will be able to raise additional equity or debt financing sufficient to support our ongoing operations either in connection with this offering or otherwise. However, we can give no assurance that profitable operations or sufficient cash flows will occur in the future.

Recent Developments

Machine Unit Shipments and Backlog

During the three month period ended December 31, 2012, we shipped eight machine units to end customers globally. We had no machine unit shipments to end customers during the three months ended December 31, 2011. We believe the significant increase in machine unit shipments for the three month period ended December 31, 2012 is a strong indicator of the increased acceptance of our 3D printing technology in the marketplace and is significant to an investor’s understanding of our business.

The following is a summary of machine unit shipments by type for each of the respective periods:

	For the Three Months Ended December 31,		Period-over- period change
	2011	2012
Machine unit shipments(A)
S Max	—	4	4
S Print	—	3	3
Orion	—	1	1

Total	—	8	8

(A)	See “Business — Our Machines and Machine Platforms” for a description of the machines.

We had six ordered and undelivered machine units at both December 31, 2012 and December 31, 2011 (five S Max units and one S Print unit at December 31, 2012 and four S Max units, one S Print unit and one Orion unit at December 31, 2011).

In connection with our financial statement close for the three month period ending December 31, 2012, we are presently evaluating each of the machine unit shipments cited above in order to determine the appropriate accounting period for revenue recognition under accounting principles generally accepted in the United States (“GAAP”). We are currently unable to provide financial data for the period ending December 31, 2012, based on the timing of our financial statement close and this offering.

MIT License Amendment

Effective January 22, 2013, we amended our license agreement with MIT related to the MIT Patents. See “Business—Intellectual Property.” The amendment provides, among other things, that we will pay MIT an annual fee of $100,000 for each of 2011, 2012, 2013, 2014, 2015 and 2016, in satisfaction of a license maintenance fee for such periods. In addition, we will make a one-time payment to MIT of $200,000 in satisfaction of all remaining royalty payments for licensed products, processes or consumables sold either before or after such amendment.

Global, Director of Finance

On January 2, 2013, we hired Douglas D. Zemba as Director of Finance, with responsibility for global accounting and financial reporting. From 2003 through 2012, Mr. Zemba was with PricewaterhouseCoopers LLP, a global accounting and auditing firm, for which he most recently served as a Senior Manager in the assurance practice. Mr. Zemba is a certified public accountant (CPA) in the state of Pennsylvania and has extensive experience in working with both public and private companies related to financial accounting matters and internal control over financial reporting. Mr. Zemba’s retention by us is one of several steps in our process of enhancing our internal control over financial reporting.

Our Industry and Recent Trends

3D printing is the most common type of an emerging manufacturing technology broadly referred to as additive manufacturing (“AM”). In general, AM is a term used to describe a manufacturing process that produces 3D objects directly from digital or computer models through the repeated deposit of very thin layers of material. 3D printing is the process of joining materials from a digital 3D model, usually layer by layer, to make objects using a printhead, nozzle or other printing technology. The terms “AM” and “3D printing” are increasingly used interchangeably as the media and marketplace have popularized the term 3D printing rather than AM, the industry term. AM represents a transformational shift from traditional forms of manufacturing (e.g., machining or tooling), sometimes referred to as “subtractive” manufacturing.

Our 3D printing process differs from other forms of 3D printing processes in that we use a chemical binding agent and focus on industrial products and materials. We believe that our industry advantage lies in the materials that our machines are able to print. We are capable of printing in silica sand, ceramics, stainless steel, bronze and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum and magnesium. In contrast, the majority of the AM industry generally utilizes polymer materials.

According to estimates contained in the 2012 report of Wohlers Associates, Inc., “Additive Manufacturing and 3D Printing State of the Industry” (the “Wohlers Report”), the market for AM, including 3D printing, will achieve a compound annual growth rate (CAGR) in excess of 18% over the coming eight years and exceed $6.5 billion in revenue annually by 2019, up from $1.7 billion in 2011. The Wohlers Report defines the market for AM as (1) products, including “AM systems, system upgrades, materials, and aftermarket products” and (2) services, specifically including “revenues generated from parts produced on AM systems by service providers, system maintenance contracts, training, seminars, conferences, expositions, advertising, publications, contract research, and consulting.”

We believe that our market opportunity is much larger than the Wohlers Report estimates. In addition to the market described by the Wohlers Report, we believe that our potential market includes (1) the replacement of a substantial part of traditional manufacturing technology equipment sold globally, (2) the end market production of many industrial products and (3) tooling, parts made from tooling, and castings for industrial end markets.

Our 3D printing process provides several benefits over traditional design methods and manufacturing processes, the most critical of which are:

•

Design Freedom. 3D printing allows designers and engineers the freedom to manufacture a product that very closely matches their optimal design and expands design possibilities. Traditionally, designers of products have had to make design compromises based on the limitations of how products are created through subtractive manufacturing (i.e., the removal of material from a solid object). 3D printing, on the other hand, permits the manufacture of intricate and complex products which would not be possible or economically feasible to design and produce using subtractive manufacturing.

•

Reduced Cost of Complexity. 3D printing technology makes complex products in the same way, and at essentially the same cost, as simple ones. The 3D printing process of building parts by layering very small amounts of material can just as easily make a simple solid product as a highly complex and intricate product. Because a complex product can require less material than a simple solid product, the complex product may be even less expensive to make using 3D printing technology than a simple product.

•

Mass Customization. 3D printing allows products to be customized with little or no incremental cost because their manufacture is directed by computer-aided design (“CAD”) without the need for substantial retooling between prints. Each product printed using 3D printing can be identical to, or radically different from, other products that are printed concurrently. Conventional manufacturing, by contrast, does not provide this flexibility. For example, 3D printing permits us to manufacture products that are identical except each part can have a unique quick response code inscribed on the part to support product tracking.

•

Co-Located/Just-in-Time Manufacturing. 3D printing facilities are able to be located in close geographic proximity to customers because, unlike traditional manufacturing methods, 3D printing is not labor intensive and has low tooling and set-up costs. When establishing a manufacturing facility for subtractive manufacturing, labor is often the most important cost variable. As a result, manufacturing operations are often located offshore or in geographically remote locations where labor is cheaper. The proximity of 3D printing facilities to customers’ operations improves integration and collaboration with product engineers and designers and reduces shipping costs. This proximity also provides customers with an important supply chain management tool by supporting just-in-time availability of products without large inventory buildup.

•

Reduced Time Between Design and Production. 3D printing reduces the time required between product conception and production. 3D printing designs may be altered quickly, remotely and inexpensively without costly extensive retooling as the design is refined. We believe that increasing the speed at which products can be designed, prototyped and integrated into full-scale production is a priority for our industrial customers.

Our Competitive Strengths

We believe that our competitive strengths include:

•

Volumetric Output Rate. We believe that our 3D printing machines provide us the highest rate of volume output per hour among competing AM technologies. Because of our early entrance into the industrial market for AM and our investment in our core 3D printing technology, we have been able to improve the printhead speed and build box size of our machines. As a result, we have made strides in improving the output efficiency of our machines as measured by volume output per unit of time. These efficiency gains and associated cost reductions have enabled us to shift our costs down and compete with traditional subtractive manufacturing technologies, effectively expanding our addressable market.

•

Printing Platform Size. The size of the build box area and the platform upon which we construct a product is important to industrial customers, who may want to either make a higher number of products per job run or make an industrial product that has large dimensions and is heavy in final form. Our 1,260-liter platform for our “S Max” machine is one of the largest commercially available 3D printing build platforms. We believe that our technology and experience give us the potential to develop even larger build platforms to meet the production demands of current and potential industrial customers. In addition, we have created machine platforms in four size ranges in order to cater to the varying demands of our customers.

•

Industrial Material. Currently, our 3D printing machines are able to manufacture casting molds and cores from specialty silica sand and ceramics, which are the traditional materials for these casting products. We are capable of printing in silica sand, ceramics, stainless steel, bronze, and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum, and magnesium. There is significant demand for products made in these materials. Most AM companies, however, cannot print industrial products in these materials and focus instead on polymer applications.

•

Chemical Binding. We use liquid chemical binding agents during the printing process. We believe that our unique chemical binding agent technology can more readily achieve efficiency gains over time than other AM technologies such as laser-fusing technologies. For instance, in order to increase the print speed of laser-based technologies, another expensive industrial laser must be added to the manufacturing process, raising the unit cost of production.

•

International Presence. Since our inception, we have structured our business to cater to major international markets. We have established one or more PSCs in each of North America, Europe and Asia. Because many of our current or potential customers are global industrial companies, it is important that we have a presence in or near the areas where these companies have manufacturing facilities.

•	Co-location of High Value Production. Over the last few years, many U.S. industrial manufacturers have out-sourced parts supply or otherwise created long, relatively inflexible supply chains for their high-complexity, high-value parts. We believe that over the next few years, many of these companies will need to build these industrial parts in the United States, near their main manufacturing facilities, in order to be competitive nationally and internationally. We believe we are well positioned to help these manufacturers co-locate the production of parts so as to optimize customers’ supply chains.

Our Business Strategies

The principal elements of our growth strategy include:

•

Expand the Network of Production Service Centers. Our PSCs are centers for customer collaboration and provide customers with a direct contact point to learn about our 3D printing technology, buy products printed by us, and purchase our machines. By the end of 2015, we plan to expand our PSC network from the current five locations to fifteen locations. Like our current PSCs, we plan to locate the additional PSCs in major industrial centers near existing and potential customers. While we may adjust the final locations based upon market considerations, our initial plan includes opening a new PSC in South America and on the west coast of the United States by the third quarter of 2013, and opening two additional locations in Asia and Western Europe by the second quarter of 2014.

•

Qualify New Industrial Materials Printable In Our Systems. Currently, our 3D printing machines are capable of printing in silica sand, ceramics, stainless steel, bronze, and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum, and magnesium. By expanding into these other materials, we believe we can expand our market share and better serve our industrial customer base. We established ExOne Materials Application Laboratory (“EXMAL”), which focuses on materials testing. We believe EXMAL will assist us in increasing the rate at which we are able to qualify new materials.

•

Increase the Efficiency of Our Machines to Expand the Addressable Market. We intend to invest in further developing our machine technology so as to increase the volume output per unit time that our machines can produce. We recently began selling a new second generation mid-sized platform, the S Print machine. In addition, we are marketing our new M Flex machine and expect to accept orders for it beginning in the fourth quarter of 2012. In both cases, the new machines are designed to increase the volume output per hour over the machines that they will replace through advances in printhead speed and build box size. Achieving improved production speed and efficiency will expand our potential market for our machines and for products made in our PSCs.

•

Focus Upon Customer Training and Education to Promote Awareness. We will continue to educate the marketplace about the advantages of 3D printing. We will use our regional PSCs to educate our potential customers. In addition, we have supplied 3D printing equipment to more than 20 universities and research institutions, in hopes of expanding the base of future adopters of our technology. We established the ExOne Training and Education Center (“EXTEC”) in our North Huntingdon headquarters. At EXTEC, technicians guide our current and prospective customers in the optimal use of 3D printing and customers gain digital access to our 3D printing knowledge database as it continues to evolve. We will make EXTEC accessible to universities, individual customers, employees/trainees, designers, engineers and others interested in 3D printing.

•

Achieve Revenue Balance and Geographic Diversification. Over the long-term, our goal is to balance revenue between machine sales and PSC production, service contracts, and consumables. Machine sales tend to be seasonal, less predictable and generally more heavily impacted by the macroeconomic cycle, as compared to PSC production, service contracts and consumables. We will focus on machine sales during up-swings in the economy and on the sales of other products and services during periods of declines in industrial capital investment. In addition, as we sell more machines, the machine sales portion of our business will be supplemented by related sales of service, replacement parts and consumables. To avoid being overly dependent on economic conditions in one part of the world, we intend to develop our customer base so that our revenues are balanced across the Americas, Europe and Asia. As overall revenues increase, maintaining that balance will largely be achieved by targeting specific customers and industries for machine sales and by establishing PSCs in each key region.

The Reorganization

On January 1, 2013, we merged our predecessor company, The Ex One Company, LLC, a Delaware limited liability company (sometimes referred to as the “LLC”), with and into a Delaware corporation (sometimes referred to herein as the “Corporation”), which changed its name to The ExOne Company (the “Reorganization”). To the extent that the LLC had undistributed earnings on January 1, 2013, such earnings will be included in the Company’s financial statements at December 31, 2012 as additional paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation.

Historically, the LLC had not been taxed at the company level. Following the Reorganization, we will be taxed as a corporation for federal income tax purposes. As a result, for periods following the Reorganization, we will determine if a tax provision on our income, which will include U.S. federal income taxes and each state, local and foreign jurisdiction, will be required. The highest statutory rates in the United States (including state and local), Germany and Japan are currently 44%, 31% and 40%, respectively. In addition, we will recognize deferred taxes equal to the tax effect of the difference between the book and tax basis of our assets and liabilities as of January 1, 2013. The amount of additional deferred tax assets if the Reorganization had been completed as of September 30, 2012 would have been approximately $0.6 million, assuming a 40% tax rate. However, due to a history of operating losses, a valuation allowance of 100% of the deferred tax asset would be established.

For additional information about the Reorganization, please read “Certain Relationships and Related Party Transactions — Reorganization” and “Use of Proceeds.”

Transactions Prior to the Offering — Class A Preferred Stock

As of January 1, 2013, we had outstanding 18,983,602 shares of Class A preferred stock. See “Description of Capital Stock” for the rights and preferences of the Class A preferred stock. The Class A preferred stock accrues a cumulative dividend at the annual rate of eight percent (8%) per share, payable annually in arrears on the next business day following December 31st. The preferred stock dividend accrued through December 31, 2012 was settled on January 23, 2012. As of the consummation of this offering, we will owe a cumulative dividend from the period beginning as of January 1, 2013, through the date of this offering to the holders of the Class A preferred stock. Immediately prior to the consummation of this offering, the Class A preferred stock will convert into common stock on a 9.5 to 1 basis, or 1,998,272 shares of common stock (the “Conversion”). See “Related Relationships and Related Party Transactions — Rockwell Related Entities — Share Ownership.” While each holder of Class A preferred stock has the right to elect not to convert such preferred stock, they have waived their right to do so.

Selling Stockholder and Majority Member

Our selling stockholder is Rockwell Holdings, Inc. (“RHI”). S. Kent Rockwell, our Chairman and Chief Executive Officer, is deemed to have beneficial ownership of our common or preferred units owned by RHI. (See “Certain Relationships and Related Party Transactions — Rockwell Related Entities — Share Ownership.”)

As used in this prospectus, references to the majority member refer to affiliates of S. Kent Rockwell, our Chairman and Chief Executive Officer, who is the indirect, sole shareholder of RHI and Rockwell Forest Products, Inc. (“RFP”). Each of RHI and RFP have provided funding to us. See “Certain Relationships and Related Party Transactions.”

Risks Affecting Us

We are subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. Please read the section entitled “Risk Factors” beginning on page 12 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

Corporate Information

Our principal executive offices are located at 127 Industry Boulevard, North Huntingdon, Pennsylvania 15642, and our telephone number is (724) 863-9663. Our corporate website address is www.exone.com. The information contained on, or accessible from, our corporate website is not part of this prospectus and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

The Offering

Common stock offered by us	5,000,000 shares (5,483,333 shares if the underwriters exercise the over-allotment option in full).

Common stock offered by the selling stockholder	No shares in the primary offering (266,667 shares if the underwriters exercise the over-allotment option in full).

Common stock to be outstanding after the offering	12,798,272 shares (13,281,605 shares if the underwriters exercise the over-allotment option in full)

Common stock beneficially owned by the selling stockholder after the offering	1,366,694 shares by the selling stockholder (1,100,027 shares if the underwriters exercise the over-allotment option in full).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriters’ discounts and commissions and our estimated offering expenses, will be approximately $68.3 million. We intend to use the net proceeds from this offering to invest in further improving the efficiency and capacity of our machines and expanding the number of materials from which we can make products, to increase the number of locations of our PSCs and for working capital and other general corporate purposes. We will also use approximately $9.8 million of the net proceeds to repay a revolving line of credit that we have with RFP, an entity controlled by our CEO, and approximately $3.0 million to purchase the business of TMF and Lone Star, our variable interest entities. We will not receive any proceeds from the sale of common stock by the selling stockholder.

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 750,000 additional shares of our common stock from us and the selling stockholder at the initial public offering price to cover over-allotments.

Risk factors	You should consider carefully all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” on page 14, before deciding whether to invest in our common stock.

Dividend policy	We have not historically paid dividends and we do not intend to declare or pay regular dividends on our common stock in the foreseeable future.

Proposed Nasdaq Global Market symbol for our common stock	XONE

Unless otherwise indicated, all information in this prospectus excludes:

(i) 500,000 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan (the “Plan”). The Plan also provides for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation — 2013 Equity Incentive Plan.” The maximum number of shares authorized pursuant to the Plan will not exceed 15% of the total number of shares outstanding immediately after the offering (based on an assumed public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus, 1,919,741 shares of our common stock or 1,992,241 shares if the underwriters exercise their overallotment in full) subject to certain adjustments.

(ii) We have granted options to certain employees to purchase an aggregate of 180,000 of such reserved shares and restricted stock to our non-employee directors in an aggregate of 10,000 of such reserved shares, each effective upon and subject to the completion of this offering, at an exercise price equal to the public offering price per share indicated on the cover of this prospectus. References to the number of shares of common stock to be outstanding after the offering in this prospectus does not take these awards into account.

Summary Consolidated Financial Data

The following table sets forth certain of our summary consolidated financial information for the periods represented. The financial data as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and notes thereto. The financial data as of and for the nine months ended September 30, 2011 and 2012 have been derived from our unaudited condensed consolidated financial statements and notes thereto. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The interim results set forth below are not necessarily indicative of expected results for the year ending December 31, 2012 or for any other future period.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
			(unaudited)
	$ in thousands, except per common unit data
Income Data:
Revenue	$13,440	$15,290	$12,571	$15,913
Cost of sales	10,374	11,647	9,327	10,018

Gross profit	3,066	3,643	3,244	5,895

Operating expenses
Research and development	1,153	1,531	1,146	1,179
Selling, general and administrative (includes non-cash equity based compensation expense of $7.7 million for the nine months ended September 30, 2012)	5,978	7,286	5,196	14,826

	7,131	8,817	6,342	16,005

Loss from operations	(4,065)	(5,174)	(3,098)	(10,110)

Interest income	(1)	(3)	(2)	(2)
Interest expense	1,115	1,569	1,188	542
Other (income) expense, net	(197)	(154)	34	(71)

	917	1,412	1,220	469

Loss before income taxes	(4,982)	(6,586)	(4,318)	(10,579)
Provision for income taxes	198	1,031	709	171

Net loss attributable to the controlling and the noncontrolling interests	(5,180)	(7,617)	(5,027)	(10,750)
Less: Net income of noncontrolling interest	328	420	244	320

Net loss attributable to the controlling interest(A)	$(5,508)	$(8,037)	$(5,271)	$(11,070)

Net loss per common unit(B):
Basic	$(0.55)	$(0.80)	$(0.53)	$(1.21)
Diluted	(0.55)	(0.80)	(0.53)	(1.21)
Cash Flow Data:
Net cash used for operating activities	$(5,912)	$(2,435)	$(3,333)	$(9,084)
Capital expenditures	(1,795)	(1,080)	(232)	(1,973)
Net cash provided by financing activities	7,811	5,931	3,795	9,050
Other Data (unaudited):
EBITDA (A)(D)	$(2,993)	$(4,005)	$(2,267)	$(8,852)
Machine Units Sold(C)
S 15	2	2	2	1
S Max	2	1	1	4
S Print	—	1	1	—

Total	4	4	4	5

(A)	Net loss attributable to the controlling interest and EBITDA include a non-cash equity based compensation expense of $7.7 million for the nine months ended September 30, 2012.
(B)	The loss per unit for the nine months ended September 30, 2012 reflects the effect of the dividend declared on the Class A preferred units of $1.0 million, or $0.10 per common unit.
(C)	See “Business—Our Machines and Machine Platforms” for a description of the machines.

(D)	We define EBITDA (earnings before interest, taxes, depreciation and amortization) as net loss attributable to the controlling interest (as calculated under GAAP) plus income of the noncontrolling interest, taxes, interest, net, depreciation, and other (income) expense, net. Disclosure in this prospectus of EBITDA, which is a “non-GAAP financial measure,” as defined under the rules of the Securities and Exchange Commission (“SEC”), is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP.

We believe EBITDA is meaningful to our investors to enhance their understanding of our financial performance. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net loss attributable to the controlling interest to EBITDA for the periods presented in this table and elsewhere in this prospectus.

	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(unaudited)
	$ in thousands
Net loss attributable to the controlling interest	$(5,508)	$(8,037)	$(5,271)	$(11,070)
Net income of noncontrolling interest	328	420	244	320
Taxes	198	1,031	709	171
Interest, net	1,114	1,565	1,186	540
Depreciation	1,072	1,170	831	1,258
Other (income) expense, net	(197)	(154)	34	(71)

EBITDA(A)(D)	$(2,993)	$(4,005)	$(2,267)	$(8,852)

	December 31,			September 30, 2012 (unaudited)
	2010	2011		Actual		Pro Forma Conversion and Offering(4)(5)	Pro Forma As Adjusted(4)(5)
	$ in thousands
Financial Position Data:
Operating working capital (6)	$4,998	$5,297		$9,335		$—	$9,335
Cash and cash equivalents	1,021	3,496		1,431		58,212	59,643
Deferred revenue and customer deposits	(1,098)	(4,938)		(2,994)		—	(2,994)
Accrued expenses and other current liabilities	(2,345)	(2,669)		(3,954)		—	(3,954)
Dividends payable	—	—		(1,031	)(9)	—	(1,031)
Line of credit	—	—		(900	)(8)	—	(900)
Current portion of long-term debt and capital lease obligations	(808)	(1,294)		(2,464)		—	(2,464)
Demand note payable to member(1)	(15,045)	—	(1)	(7,266	)(7)	7,266	—
All other, net	24	(1,224)		499		(227)	272

Working capital	$(13,253)	$(1,332)		$(7,344)		$65,251	$57,907

Property and equipment	$7,990	$7,919		$12,708		$—	$12,708

Total assets	$15,233	$18,968		$27,436		$57,985	$85,421

Long-term debt and capital lease obligations – net of current portion	$3,031	$4,135		$6,541		$—	$6,541
Redeemable Class A preferred units	$—	$18,984	(1)	$—	(3)	$—	$—

Class A preferred units	$—	$—		$18,984	(3)	$(18,984)	$—
Total members’ deficit	$(8,277)	$(15,599	)(2)	$(713)		$713	$—
Total stockholders’ equity	$—	$—		$—		$64,537	$64,537

(1)	Demand note payable to member was converted into Redeemable Class A preferred units on December 31, 2011.
(2)	Excludes Redeemable Class A preferred units which are classified as a liability at December 31, 2011.
(3)	Redeemable Class A preferred units were converted into Class A preferred units in February 2012 which are classified as equity at September 30, 2012.
(4)	Reflects (a) the completion of the Reorganization as of January 1, 2013, including the issuance of 5,800,000 shares of our common stock and 18,983,602 shares of our preferred stock to the holders of limited liability company interests of The Ex One Company, LLC and (b) the Conversion of 18,983,602 shares of Class A preferred stock into 1,998,272 shares of common stock on a 9.5 to 1 basis, immediately prior to the consummation of this offering.
(5)	These amounts reflect balance sheet data as of September 30, 2012, as adjusted for the sale of 5,000,000 shares of our common stock (excluding the additional shares offered by the selling stockholder) in this offering (based on an assumed public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus, and assuming the underwriters do not exercise their over-allotment option), underwriting discounts and commissions, estimated offering expenses payable by us and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

(6)	Operating working capital is a subset of total working capital and represents accounts receivable plus related party receivables plus inventories less accounts payable.

(7)	Borrowings from majority member since January 1, 2012. Balance is $9.8 million as of January 23, 2013.

(8)	We notified the bank in December 2012 that we are not in compliance with an equity-to-asset ratio covenant related to this facility. According to the terms of the agreement, the bank at its discretion may request additional security to maintain the facility.

(9)	The balance on January 23, 2013 of $1.4 million was settled on January 23, 2013.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may not be able to significantly increase the number of materials in which we can print products fast enough to meet our business plan.

Our business plan is heavily dependent upon our ability to steadily increase the number of qualified materials in which our machines can print products, since this will increase our addressable market, both as to customers and products for customers. However, qualifying new materials is a complicated engineering task, and there is no way to predict whether, or when, any given material will be qualified. If we cannot hire sufficient skilled people to work on qualifying new materials for printing or if we lack the resources necessary to create a steady flow of new materials, we will not be able to meet our business plan goals and a competitor may emerge that is better at qualifying new materials, either of which would have an adverse effect on our business results.

Our future success in qualifying new materials for printing may attract more competitors into our markets, some which may be much larger than we are.

If we succeed in qualifying a growing number of materials for use in our 3D printing machines, that will increase our addressable market. However, as we create a larger addressable market, our market may become more attractive to other 3D printing companies or large companies that are not 3D printing companies but which may see an economic opportunity in the markets we have created. Because we are a supplier of 3D printed products to industrial companies, an increase in the number of competitors for our addressable market is likely to adversely affect our business and financial results.

We may not be able to adequately increase demand for our products.

Our business plan is built around a steady increase in the demand for our products. However, only a relatively small number of our potential customers know of the existence of AM and are familiar with its capabilities, and even fewer understand the potential benefits of using AM to manufacture products. If we do not develop effective strategies to raise awareness among potential customers of the benefits of AM, we may be unable to achieve our planned rate of growth, which could adversely affect our results of operations.

We may not be able to hire the number of skilled employees that we need to achieve our business plan.

For our business to grow in accordance with our business plan, we will need to hire and retain additional employees with the technical competence and engineering skills to operate our machines, improve our technology and processes and expand our technological capability to print using an increasing variety of materials. People with these skills are in short supply and may not be available in sufficient numbers to allow us to meet the goals of our business plan. If we cannot obtain the services of sufficient technically skilled employees, we may not be able to achieve our planned rate of growth, which could adversely affect our results of operations.

Our revenues and operating results may fluctuate.

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. A significant portion of our machine orders are typically received during the third or fourth quarter of the fiscal year as a result of the timing of capital expenditures of our customers. Our machines typically are shipped within the quarter or the next quarter after orders are received. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. We also typically experience weaker demand for our machines in the first and second quarters. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this “Risk Factors” section:

•	the degree of market acceptance of our products;

•	the mix of products that we sell during any period;

•	our long sales cycle;

•	generally weaker demand for machines in the first and second quarters;

•	development of competitive systems by others;

•	our response to price competition;

•	delays between our expenditures to develop and market new or enhanced machines and products and the generation of sales from those products;

•	changes in the amount we spend to promote our products and services;

•	the geographic distribution of our sales;

•	changes in the cost of satisfying our warranty obligations and servicing our installed base of products;

•	our level of research and development activities and their associated costs and rates of success;

•

general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of the current economic crisis affecting Europe;

•	changes in accounting rules and tax laws; and

•	changes in interest rates that affect returns on our cash balances and short-term investments.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

We may not be able to generate operating profits.

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

We may not be able to introduce new machines and related industrial materials acceptable to the market or to improve the technology and industrial materials used in our current machines.

Our revenues are derived from the sale of machines for, and products manufactured using, AM. Our market is subject to innovation and technological change. A variety of technologies have the capacity to compete against one another in our market, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in the industrial AM market depends, in large part, on our success in enhancing and developing new machines, our success in enhancing our current machines, our success in enhancing and adding to our technology, and our success in developing and qualifying new industrial materials in which we can print. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, we may not be able to:

•	Enhance our existing products and technologies;

•	Continue to leverage advances in industrial printhead technology;

•

Develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of industrial materials and other consumables;

•	Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;

•	Develop products that are cost effective or that otherwise gain market acceptance; and

•	Adequately protect our intellectual property as we develop new products and technologies.

If the market does not develop as we expect, our revenues may stagnate or decline.

The marketplace for industrial manufacturing is dominated by conventional manufacturing methods that do not involve AM technology. If AM technology does not gain market acceptance as an alternative for industrial manufacturing, or if the marketplace adopts AM based on a technology other than our technology, we may not be able to increase or sustain the level of sales of our products and machines and our results of operations would be adversely affected as a result.

Loss of key management or sales or customer service personnel could adversely affect our results of operations.

Our future success depends to a significant extent on the skills, experience and efforts of our management and other key personnel. We must continue to develop and retain a core group of management individuals if we are to realize our goal of continued expansion and growth. While we have not previously experienced significant problems attracting and retaining members of our management team and other key personnel, there can be no assurance that we will be able to continue to retain these individuals, and the loss of any or all of these individuals could materially and adversely affect our business. We do not carry key-man insurance on any member of management.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction and translation risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. As a result, our international operations present risks from currency exchange rate fluctuations. The financial condition and results of operations of each of our foreign operating subsidiaries are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our combined consolidated financial statements. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the U.S. dollar will affect the recorded levels of our foreign assets and liabilities, as well as our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

In the future, we may not benefit from favorable exchange rate translation effects, and unfavorable exchange rate translation effects may harm our operating results. In addition to currency translation risks, we incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we receive revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction and/or translation risks or that any volatility in currency exchange rates will not have an adverse affect on our results of operations.

One of our principal stockholders will be able to exert substantial influence.

S. Kent Rockwell, our Chairman and Chief Executive Officer, will beneficially own approximately 43.3% of our outstanding shares of common stock following this offering (39.7% if the underwriters exercise their overallotment in full) and may have effective control over the election of our Board of Directors and the direction of our affairs. As a result, he could exert considerable influence over the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by Mr. Rockwell would have to obtain a significant number of votes to overrule the votes of Mr. Rockwell. See “Principal Stockholders.”

We may need to raise additional capital from time to time if we are going to meet our growth strategy and may be unable to do so on attractive terms.

Expanding our business to meet the growth strategy may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any current noncompliance with existing or future lending arrangements, additional financing may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained at reasonable costs, we will not be able to achieve our planned rate of growth, which will adversely affect our results of operations.

We are highly dependent upon sales to certain industries.

For 2012, revenues of machines and products have been concentrated to companies in the aerospace (17%), automotive (34%), heavy equipment (21%) and energy/oil/gas (7%) industries and those industries’ respective suppliers. To the extent any of these industries experience a downturn, our results of operations may be adversely affected. Additionally, if any of these industries or their respective suppliers or other providers of manufacturing services develop new technologies or alternatives to manufacture the products that are currently manufactured using our machines, it may adversely affect our results of operations.

We are dependent on a single supplier of printheads.

We currently rely on a single source to supply the printheads used by our machines. While we believe that there are other suppliers of printheads upon which we could rely, we could experience delays and interruptions if our supply is interrupted that might temporarily impact the financial performance of our business.

All of the equipment at our Troy, Michigan and Houston, Texas PSCs is subject to a lien which secures certain loans.

All of the equipment at our Troy, Michigan and Houston, Texas PSCs is owned by our variable interest entities (“VIEs”) TMF and Lone Star, respectively, and leased to us. Each of these companies borrowed money from one or more lending institutions to fund the purchase of the equipment which is leased to us. Each of these loans is secured by a lien on the equipment leased to us. If any of those loans goes into default, the lender could repossess the equipment which is security for that loan, which would adversely affect our business at the affected PSC until the equipment could be replaced.

We may not be able to manage the expansion of our operations effectively in order to achieve our projected levels of growth.

We have expanded our operations significantly in recent periods, and our business plan calls for further expansion over the next several years. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve our planned broadening of our product offerings and client base, improvements in our machines and materials used in our machines, and our planned international growth. In particular, we must increase our marketing and services staff to support new marketing and service activities and to meet the needs of both new and existing customers. Our future success will depend in part upon the ability of our management to manage our growth effectively. If our management is unsuccessful in meeting these challenges, we may not be able to achieve our anticipated level of growth which would adversely affect our results of operations.

Our planned expansion of our international sales is subject to various risks, and failure to manage these risks could adversely affect our results of operations.

Our business is subject to certain risks associated with doing business globally. Our sales outside of the Americas were 70.7% and 70.0% of our total sales in 2010 and 2011, respectively, and were 63.0% for the nine months ended September 30, 2012. One of our growth strategies is to pursue opportunities for our business in several areas of the world outside of the United States, any or all of which could be adversely affected by the risks set forth below. Our operations outside of the United States are subject to risks associated with the political, regulatory and economic conditions of the countries in which we operate, such as:

•	fluctuations in foreign currency exchange rates;

•	potentially longer sales and payment cycles;

•	potentially greater difficulties in collecting accounts receivable;

•	potentially adverse tax consequences;

•	reduced protection of intellectual property rights in certain countries;

•	difficulties in staffing and managing foreign operations;

•	laws and business practices favoring local competition;

•	costs and difficulties of customizing products for foreign countries;

•	compliance with a wide variety of complex foreign laws, treaties and regulations;

•	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

•	becoming subject to the laws, regulations and court systems of many jurisdictions.

Any of these factors could materially adversely affect sales of our products to global customers or harm our reputation, which could adversely affect our results of operations.

Global economic, political and social conditions have adversely impacted our sales and may continue to do so.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in the United States and other countries remain uncertain and may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which is experiencing a significant economic crisis. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.

Due to our plan to increase our global business activities, we may be adversely affected by violations of the FCPA, similar anti-bribery laws in other jurisdictions in which we currently or may in the future operate, or various international trade and export laws.

Our business plan envisions that we will conduct increasing amounts of business outside of the United States, which will create various domestic and foreign regulatory challenges. The Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We have policies and controls in place designed to ensure internal and external compliance with these and other anti-bribery laws. To ensure compliance, our anti-bribery policy and training on a global basis provides our employees with procedures, guidelines and information about anti-bribery obligations and compliance. Further, we require our partners, subcontractors, agents and others who work for us or on our behalf to comply with anti-bribery laws. We also have procedures and controls in place designed to ensure internal and external compliance. However, such anti-bribery policy, training, internal controls, and procedures will not always protect us from reckless, criminal or unintentional acts committed by our employees, agents or other persons associated with us. If we are found to be in violation of the FCPA or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business. In addition, actual or alleged violations could damage our reputation and adversely affect our results of operations.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We depend on our information technology, or “IT,” systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

We could be subject to personal injury, property damage, product liability, warranty and other claims involving allegedly defective products that we supply.

The products we supply are sometimes used in potentially hazardous applications, such as the assembled parts of an aircraft or automobile, that could result in death, personal injury, property damage, loss of production, punitive damages, and consequential damages. While we have not experienced any such claims to date, actual or claimed defects in the products we supply could result in our being named as a defendant in lawsuits asserting potentially large claims. Any such lawsuit, regardless of merit, could result in material expense, diversion of management time and efforts, and damage to our reputation, and could cause us to fail to retain or attract customers, which could adversely affect our results of operations.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

•	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

•

we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;

•	the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and

•	we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

If any of our manufacturing facilities or PSCs are disrupted, sales of our products may be disrupted, which could result in loss of revenues and an increase in unforeseen costs.

We manufacture our machines at our facilities in Augsburg, Germany and North Huntingdon, Pennsylvania. Our PSCs are located in North Huntingdon, Pennsylvania; Houston, Texas; Troy, Michigan; Augsburg, Germany; and Kanagawa, Japan. If the operations of these facilities are materially disrupted, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, and we might need to modify our standard sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume product shipments. Such a disruption could have an adverse effect on our results of operations.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, including Germany and Japan, and it may be difficult for us to restrict our competitors from benefitting from the expertise of our former employees or consultants developed while working for us. If we cannot demonstrate that our legally protectable interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Risks Related to Our Intellectual Property

We may not be able to protect our trade secrets and intellectual property.

While some of our technology is licensed under patents belonging to others or is covered by process patents which are owned or applied for by us, much of our key technology is not protected by patents. Since we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies, which may adversely affect our results of operations.

We enjoy license rights and exclusivity of certain patents and intellectual property and cannot adequately estimate the effects of their expiration upon the entrance or advancement of competitors into the AM industrial market.

We have exclusive license and non-exclusive license rights to certain patents that we utilize in the industrial market. Some of these patents will expire as early as November 2012. We cannot adequately estimate the effect that the expiration of these patents will have upon the entrance or advancement of other AM manufacturers into the industrial market. See “Business — Intellectual Property.”

We may not be able to obtain patent protection or otherwise adequately protect or enforce our intellectual property rights, which could impair our competitive position.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely primarily on patents, trademarks, and trade secrets, as well as non-disclosure agreements and other methods, to protect our proprietary technologies and processes globally. Despite our efforts to protect our proprietary technologies and processes, it is possible that competitors or other unauthorized third parties may obtain, copy, use, or disclose our technologies and processes. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated, or circumvented or will otherwise provide us with meaningful protection. We may not be able to obtain foreign patents corresponding to our U.S. or foreign patent applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. If our patents and other intellectual property protections do not adequately protect our technology, our competitors may be able to offer products similar to ours. We may not be able to detect the unauthorized use of our proprietary technology and processes or take appropriate steps to prevent such use. Our competitors may also be able to develop similar technology independently or design around our patents. Any of the foregoing events would lead to increased competition and lower revenue or gross margins, which would adversely affect our results of operations.

We may be subject to alleged infringement claims.

We may be subject to intellectual property infringement claims from individuals, vendors, and other companies who have acquired or developed patents in the field of AM for purposes of developing competing products or for the sole purpose of asserting claims against us. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. If we are unable to effectively defend our technologies and processes, our market share, sales and profitability could suffer, which could adversely affect our results of operations.

Certain of our employees and patents are subject to German law.

Many of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, there is a risk that the compensation we provided to them may be deemed to be insufficient in the future and we may be required under German law to increase the compensation due to such employee for the use of their patent. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a market for our common stock will develop or that the market price of shares of our common stock will not decline following the offering.

We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We intend to apply to have our common stock listed on the Nasdaq Global Market, but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters based on numerous factors, including the information set forth in this prospectus, our prospects and the prospects of our industry, an assessment of our management, our prospects for future earnings, the general condition of the securities markets, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us. Neither we nor the underwriters can assure you that the initial public offer price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

•	the mix of products that we sell, and related services that we provide, during any period;

•	delays between our expenditures to develop and market new products and the generation of sales from those products;

•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products and services;

•	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

•	success or failure of research and development projects of us or our competitors;

•	announcements of acquisitions by us or one of our competitors;

•	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;

•	changes in regulatory policies or tax guidelines;

•	changes or perceived changes in earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and

•	general economic trends and other external factors.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $9.96 per share because the price that you pay will be greater than the pro forma net asset value per share of the common stock you acquire. This dilution is in large part due to the expenses incurred by us in connection with the consummation of this offering. You will experience additional dilution upon exercise of options to purchase common stock under any potential equity incentive plan or if we issue awards to our employees under any potential equity incentive plan, or if we otherwise issue additional shares of our common stock at a price below the initial public offering price. For more information, see “Dilution.”

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about us or our business.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our directors, their affiliates or our executive officers, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to transfer their shares for at least 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, an additional    of our shares will be eligible for sale in the public market. The market price of our shares may drop significantly when the restrictions on resale by our existing stockholders lapse and these stockholders are able to sell their shares into the market. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities should we desire to do so. See “Shares Eligible for Future Sale.”

Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

•	Our degree of success in capturing a larger portion of the industrial products production market;

•	The costs of establishing or acquiring sales, marketing, and distribution capabilities for our products;

•	The costs of preparing, filing, and prosecuting patent applications, maintaining and enforcing our issued patents, and defending intellectual property-related claims;

•	The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and

•	The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose shares are listed on the Nasdaq Global Market, we will incur accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC, the listing requirements of the Nasdaq Global Market and the Nasdaq Marketing Rules and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and stockholder reporting, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Summary — Implications of Being an Emerging Growth Company.”

We have never paid cash dividends on our equity interests, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

We have never declared or paid cash dividends on our common interests, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors’ sole source of gain for the foreseeable future.

As an emerging growth company, we intend to follow certain permitted corporate governance practices instead of the otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors in a non-emerging growth company.

As an emerging growth company, we will be permitted, and intend to follow, certain permitted corporate governance practices instead of those otherwise required by the SEC and under the listing requirements of the Nasdaq Global Market. Following our emerging growth company governance practices as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to non-emerging growth company issuers.

As an emerging growth company, we may delay adoption of new or revised accounting standards, which may make our stock less attractive and our trading price more volatile.

Pursuant to the JOBS Act, as an emerging growth company, we have elected to take advantage of an extended transition period for any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (FASB) or the SEC, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can delay adoption of the standard until it applies to private companies. This may make a comparison of our financial statements with any other public company that is either not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult, as different or revised standards may be used. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and could decline.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to an emerging growth company that is listed on an exchange for the first time, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

After the completion of this offering, we will become subject to the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting.

We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management’s report. However, the continuous process of strengthening our internal controls and complying with Section 404(a) is complicated and time-consuming. Furthermore, as our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. We have been made aware of a material weakness in our internal controls over financial reporting by our independent registered public accounting firm. We have taken steps to remediate this material weakness and plan to take further steps in the future. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting. Assuming that we continue to qualify as an emerging growth company for the next five years, we will be required to comply with Section 404(b), which requires a registered independent accounting firm to attest to and report on management’s assessment of its internal control over financial reporting, at the time we file our annual report for 2018 with the SEC. Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, investor confidence in our financial results may weaken, and our share price may suffer.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Delaware corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See “Description of Capital Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This prospectus contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	our ability to qualify more materials in which we can print;

•	the availability of skilled personnel;

•	our strategy, including the expansion and growth of our operations;

•	the impact of loss of key management;

•	our plans regarding increased international operations in additional international locations;

•	sufficiency of funds for required capital expenditures, working capital, and debt service;

•	the adequacy of sources of liquidity;

•

expectations regarding demand for our industrial products, operating revenues, operating and maintenance expenses, insurance expenses and deductibles, interest expenses, debt levels, and other matters with regard to outlook;

•	demand for aerospace, automotive, energy and other industrial products;

•	the impact of disruption of our manufacturing facilities or PSCs;

•	liabilities under laws and regulations protecting the environment;

•	the impact of governmental laws and regulations;

•	operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	the adequacy of our protection of our intellectual property.

These and other important factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this prospectus. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. Neither we nor the underwriters nor the selling stockholder have authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters nor the selling stockholder are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including             , 2013 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties, including, but not limited to, the Wohlers Report, in which we were an industry participant in 2012. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus includes our trademarks, service marks and trade names, such as “EXONE,” our logo, and “ExOne,” which are protected under applicable intellectual property laws and are the property of The ExOne Company and our subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, marks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these marks and trade names. Third-party marks and trade names used herein are for informational purposes only and in no way constitute or are intended to be a commercial use of such names and marks. The use of such third-party names and marks in no way constitutes or should be construed to be an approval, endorsement or sponsorship of us, or our products or services, by the owners of such third-party names and marks.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 5,000,000 shares of our common stock in this offering will be approximately $68.3 million (or $75.0 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and our estimated offering expenses of approximately $6.7 million (or approximately $7.3 million if the underwriters exercise their over-allotment option in full). This estimate assumes a public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholder, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares.

We intend to use the net proceeds of this offering to invest in further improving the efficiency and capacity of our machines and expanding the number of materials from which we can make products, to increase the number and locations of our PSCs and for working capital and other general corporate purposes. We will also use approximately $9.8 million of the net proceeds to repay a revolving line of credit that we have with RFP (the “Rockwell Line of Credit”) for working capital. S. Kent Rockwell, our Chairman and Chief Executive Officer, is the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP. See “Certain Relationships and Related Parties.” The Rockwell Line of Credit provides for borrowing, repayment and reborrowing from time to time. While no limit is specified, borrowings are subject to RFP’s approval. Borrowings under the Rockwell Line of Credit bear interest at the rate of 8% per annum and are repayable, in whole or part, upon demand of RFP. As of January 23, 2013, we had aggregate borrowings and interest of approximately $9.8 million outstanding under the Rockwell Line of Credit. Additionally, we intend to use up to approximately $3.0 million to acquire the assets and assume certain liabilities of TMF and Lone Star, our variable interest entities.

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

For additional information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations  — Liquidity and Capital Resources.”

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

From the date of the Reorganization until consummation of this offering, the Class A preferred stock will accrue a dividend of 8% per annum. The Class A preferred stock is converted into common stock immediately prior to the consummation of this offering. See “Description of Capital Stock.” Immediately following this offering, there will be no Class A preferred stock outstanding.

CAPITALIZATION

The following table presents our capitalization as of September 30, 2012:

•	on an actual basis;

•	on a pro forma basis after giving effect to the Reorganization and the Conversion; and

•

on a pro forma as adjusted basis after giving effect to the sale of 5,000,000 shares in this offering at an initial public offering price of $15.00 per share (the midpoint of the estimated initial public offering price range and assuming no exercise of the underwriters’ over-allotment option) after deducting underwriting discounts and commissions and estimated offering expenses and the application of the proceeds from this offering to repay certain indebtedness, as described under “Use of Proceeds.” We will not receive any proceeds from the sale of shares by the selling stockholder.

This table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2012
	The Ex One Company, LLC	ExOne Reorganization(1)	The ExOne Company Pro Forma	Pro Forma Offering(2)(3)(4)	The ExOne Company Pro Forma As Adjusted
	(in thousands, except par values)
Long-term debt and capital lease obligations (excluding current portion) (including consolidated variable interest entities of $2.4 million):	$6,541	$—	$6,541	$—	$6,541

Members’/stockholders’ equity (deficit):
Class A preferred units, 18,983,602 units issued and outstanding, actual	18,984	(18,984)	—	—	—
Common units, 10,000,000 units issued and outstanding, actual	10,000	(10,000)	—	—	—
Common stock, authorized to issue 200,000,000 shares, par value $0.01 per share; 5,800,000 issued and outstanding (pro-forma), actual	—	58	58	70	128
Preferred stock, authorized to issue 50,00,000 shares, par value $0.01 per share; 18,984,000 issued and outstanding (pro-forma), 0 issued and outstanding (actual)	—	19	19	(19)	—
Additional paid-in capital	—	(2,944)	(2,944)	67,626	64,682
Accumulated other comprehensive loss	(273)	—	(273)	—	(273)
Members’ deficit	(31,851)	31,851	—	—	—
Retained earnings	—	—	—	—	—

Total controlling interest in members’ deficit/stockholders’ equity attributable to Company	(3,140)	—	(3,140)	67,677	64,537
Non-controlling interest	2,427	—	2,427	—	—

Total members’ deficit/stockholders’ equity	(713)	—	(713)	67,677	64,537

Total capitalization	$5,828	$—	$5,828	$67,677	$71,078

(1)	Reflects the completion of the Reorganization as of January 1, 2013, including the issuance of 5,800,000 shares of our common stock and 18,983,602 shares of our preferred stock to the holders of limited liability company interests of The Ex One Company, LLC.
(2)	Adjusts the pro forma information to give effect to this offering (assuming no exercise of the underwriters’ over-allotment option) and the conversion of the Class A preferred stock into common stock on a 9.5 to 1 basis immediately prior to the consummation of this offering.
(3)	Assuming that we sell 5,000,000 shares of common stock, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our total capitalization by approximately $4.65 million.
(4)	Unless otherwise indicated, all information in this prospectus excludes:

(i)	500,000 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan (the “Plan”). The Plan also provides for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation — 2013 Equity Incentive Plan.” The maximum number of shares authorized pursuant to the Plan will not exceed 15% of the total number of shares outstanding immediately after the offering (based on an assumed public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus, 1,919,741 shares of our common stock or 1,992,241 shares if the underwriters exercise their overallotment in full) subject to certain adjustments.
(ii)	We have granted options to certain employees to purchase an aggregate of 180,000 of such reserved shares and restricted stock to our non-employee directors in an aggregate of 10,000 of such reserved shares, each effective upon and subject to the completion of this offering, at an exercise price equal to the public offering price per share indicated on the cover of this prospectus. References to the number of shares of common stock to be outstanding after the offering in this prospectus does not take these awards into account.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after this offering. If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

After giving effect to the Reorganization and the Conversion, our pro forma net tangible book value as of September 30, 2012 was ($3.1) million, or ($0.40) per share of our common stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities, and dividing it by the number of outstanding shares of our common stock.

After giving effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of approximately $9.8 million of the proceeds of this offering to repay certain indebtedness described in “Use of Proceeds,” our net tangible book value, which we refer to as our pro forma net tangible book value, as of September 30, 2012 would have been approximately $64.5 million, or $5.04 per share of our common stock.

This amount represents an immediate increase in our pro forma net tangible book value of $5.44 per share to our existing stockholders who will receive shares in the Reorganization and an immediate dilution in our pro forma net tangible book value of $9.96 per share to new investors purchasing shares of our common stock at the initial public offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the initial public offering price paid by the new investor. The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price		$15.00
Net tangible book value per share as of September 30, 2012	$(0.40)
Increase per share attributable to new investors	$5.44

Pro forma net tangible book value per share as of September 30, 2012 after this offering		$5.04

Dilution per share to new investors		$9.96

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value as of September 30, 2012 by approximately $4.65 million, the pro forma net tangible book value per share by $0.37 per share and the dilution in pro forma net tangible book value per share to new investors by $0.63 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table below sets forth, as of January 15, 2013, the number of shares of our common stock issued, the total consideration paid and the average price per share paid by our existing stockholders and our new investors in this offering, after giving effect to the Reorganization, the Conversion and the issuance of 5,000,000 shares of common stock in this offering at the assumed initial public offering price of $15.00 per share, before deducting underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	7,798,272	60.9%	$28,983,602	27.9%	$3.72
New investors	5,000,000	39.1%	75,000,000	72.1%	$15.00

Total	12,798,272	100%	$103,983,602	100%	$8.72

If the underwriters’ over-allotment option to purchase additional shares from us and the selling stockholder is exercised in full, the net tangible book value as of September 30, 2012 would have been $71.3 million, or $5.77 per share of our common stock, representing dilution of $9.63 per share to new investors. Assuming such exercise, the number of shares held and the percentage of total consideration paid by the existing stockholders after this offering would be reduced to 56.7% and 25.2%, respectively, and the number of shares held and the percentage of total consideration paid by new investors would increase to 43.3% or 74.8%, respectively.

Unless otherwise indicated, all information in this prospectus excludes:

(i) 500,000 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan (the “Plan”). The Plan also provides for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation — 2013 Equity Incentive Plan.” The maximum number of shares authorized pursuant to the Plan will not exceed 15% of the total number of shares outstanding immediately after the offering (based on an assumed public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus, 1,919,741 shares of our common stock or 1,992,241 shares if the underwriters exercise their overallotment in full) subject to certain adjustments.

(ii) We have granted options to certain employees to purchase an aggregate of 180,000 of such reserved shares and restricted stock to our non-employee directors and certain employees in an aggregate of 10,000 of such reserved shares, each effective upon and subject to the completion of this offering, at an exercise price equal to the public offering price per share indicated on the cover of this prospectus. References to the number of shares of common stock to be outstanding after the offering in this prospectus does not take these awards into account.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our summary consolidated financial information for the periods represented. The financial data as of and for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements and notes thereto. The financial data as of and for the nine months ended September 30, 2011 and 2012 have been derived from our unaudited condensed consolidated financial statements and notes thereto. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The interim results set forth below are not necessarily indicative of expected results for the year ending December 31, 2012 or for any other future period.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization,” “Prospectus Summary—Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Twelve Months Ended		Nine Months Ended
	December 31,		September 30,
	2010	2011	2011	2012
			(unaudited)
	$ in thousands, except per common unit data
Income Data:
Revenue	$13,440	$15,290	$12,571	$15,913
Cost of sales	10,374	11,647	9,327	10,018

Gross profit	3,066	3,643	3,244	5,895

Operating expenses
Research and development	1,153	1,531	1,146	1,179
Selling, general and administrative	5,978	7,286	5,196	14,826

	7,131	8,817	6,342	16,005

Loss from operations	(4,065)	(5,174)	(3,098)	(10,110)

Interest income	(1)	(3)	(2)	(2)
Interest expense	1,115	1,569	1,188	542
Other (income) expense, net	(197)	(154)	34	(71)

	917	1,412	1,220	469

Loss before income taxes	(4,982)	(6,586)	(4,318)	(10,579)
Provision for income taxes	198	1,031	709	171

Net loss attributable to the controlling and the noncontrolling interests	(5,180)	(7,617)	(5,027)	(10,750)
Less: Net income of noncontrolling interest	328	420	244	320

Net loss attributable to the controlling interest (A)	$(5,508)	$(8,037)	$(5,271)	$(11,070)

Net loss per common unit (B):
Basic	$(0.55)	$(0.80)	$(0.53)	$(1.21)
Diluted	(0.55)	(0.80)	(0.53)	(1.21)

Cash Flow Data:
Net cash used for operating activities	$(5,912)	$(2,435)	$(3,333)	$(9,084)
Capital expenditures	(1,795)	(1,080)	(232)	(1,973)
Net cash provided by financing activities	7,811	5,931	3,795	9,050

Other Data (unaudited):
EBITDA (A)(D)	$(2,993)	$(4,005)	$(2,267)	$(8,852)

Machine Units Sold(C)
S 15	2	2	2	1
S Max	2	1	1	4
S Print	—	1	1	—

Total	4	4	4	5

(A)	Net loss attributable to the controlling interest and EBITDA include a non-cash equity based compensation expense of $7.7 million for the nine months ended September 30, 2012.
(B)	The loss per unit for the nine months ended September 30, 2012 reflects the effect of the dividend declared on the Class A preferred units of $1.0 million, or $0.10 per common unit.
(C)	See “Business—Our Machines and Machine Platforms” for a description of the machines.

(D)	We define EBITDA (earnings before interest, taxes, depreciation and amortization) as net loss attributable to the controlling interest (as calculated under GAAP) plus income of the noncontrolling interest, taxes, interest, net, depreciation, and other (income) expense, net. Disclosure in this prospectus of EBITDA, which is a “non-GAAP financial measure,” as defined under the rules of the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP.

We believe EBITDA is meaningful to our investors to enhance their understanding of our financial performance. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net loss attributable to the controlling interest to EBITDA for the periods presented in this table and elsewhere in this prospectus.

	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(unaudited)
	$ in thousands
Net loss attributable to the controlling interest	$(5,508)	$(8,037)	$(5,271)	$(11,070)
Net income of noncontrolling interest	328	420	244	320
Taxes	198	1,031	709	171
Interest, net	1,114	1,565	1,186	540
Depreciation	1,072	1,170	831	1,258
Other (income) expense, net	(197)	(154)	34	(71)

EBITDA (A)(D)	$(2,993)	$(4,005)	$(2,267)	$(8,852)

	December 31,			September 30, 2012 (unaudited)
	2010	2011		Actual		Pro Forma Conversion and Offering(4)(5)	Pro Forma As Adjusted(4)(5)
	$ in thousands
Financial Position Data:
Operating working capital (6)	$4,998	$5,297		$9,335		$—	$9,335
Cash and cash equivalents	1,021	3,496		1,431		58,212	59,643
Deferred revenue and customer deposits	(1,098)	(4,938)		(2,994)		—	(2,994)
Accrued expenses and other current liabilities	(2,345)	(2,669)		(3,954)		—	(3,954)
Dividends payable	—	—		(1,031	)(9)	—	(1,031)
Line of credit	—	—		(900	)(8)	—	(900)
Current portion of long-term debt and capital lease obligations	(808)	(1,294)		(2,464)		—	(2,464)
Demand note payable to member (1)	(15,045)	—	(1)	(7,266	)(7)	7,266	—
All other, net	24	(1,224)		499		(227)	272

Working capital	$(13,253)	$(1,332)		$(7,344)		$65,251	$57,907

Property and equipment	$7,990	$7,919		$12,708		$—	$12,708

Total assets	$15,233	$18,968		$27,436		$57,985	$85,421

Long-term debt and capital lease obligations – net of current portion	$3,031	$4,135		$6,541		$—	$6,541
Redeemable Class A preferred units	$—	$18,984	(1)	$—	(3)	$—	$—

Class A preferred units	$—	$—		$18,984	(3)	$(18,984)	$—
Total members’ deficit	$(8,277)	$(15,599	)(2)	$(713)		$713	$—
Total stockholders’ equity	$—	$—		$—		$64,537	$64,537

(1)	Demand note payable to member was converted into Redeemable Class A preferred units on December 31, 2011.
(2)	Excludes Redeemable Class A preferred units which are classified as a liability at December 31, 2011.
(3)	Redeemable Class A preferred units were converted into Class A preferred units in February 2012, which are classified as equity at September 30, 2012.
(4)	Reflects (a) the completion of the Reorganization as of January 1, 2013, including the issuance of 5,800,000 shares of our common stock and 18,983,602 shares of our preferred stock to the holders of limited liability company interests of The Ex One Company, LLC, and (b) the Conversion of 18,983,602 shares of Class A preferred stock into 1,998,272 shares of common stock on a 9.5 to 1 basis, immediately prior to the consummation of this offering.
(5)	These amounts reflect balance sheet data as of September 30, 2012, as adjusted for the sale of 5,000,000 shares of our common stock (excluding the additional shares offered by the selling stockholder) in this offering (based on an assumed offering price of $15.00 per share and assuming the underwriters do not exercise their over-allotment option), underwriting discounts and commissions, estimated offering expenses payable by us and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”
(6)	Operating working capital is a subset of total working capital and represents accounts receivable plus related party receivables plus inventories less accounts payable.
(7)	Borrowings from majority member since January 1, 2012. Balance is $9.8 million as of January 23, 2013.
(8)	We notified the bank in December 2012 that we are not in compliance with an equity-to-asset ratio covenant related to this facility. According to the terms of the agreement, the bank at its discretion may request additional security to maintain the facility.
(9)	The balance on January 23, 2013 of $1.4 million was settled on January 23, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described under “Cautionary Statements Regarding Forward Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward looking statements.

Overview

We are a global provider of 3D printing machines and printed products to industrial customers. Our business primarily consists of manufacturing and selling 3D printing machines and printing products to specifications for our customers using our in-house 3D printing machines. We offer pre-production collaboration and print products for customers through our PSCs, which are located in the United States, Germany and Japan. We build 3D printing machines at our facilities in the United States and Germany. We also supply the associated products, including consumables and replacement parts, and services, including training and technical support, necessary for purchasers of our machines to print products.

As an additive manufacturer, we are an early entrant into an evolving manufacturing technology and marketplace. Our strategy has been to position our manufacturing assets, both in terms of our ability and capacity, to prepare for an anticipated increase of customer acceptance of this form of manufacturing. We have made financial support of this strategy a priority, including in 2012 and the preceding two years. We have invested in both our research and development and infrastructure, including capital investment in machines and hiring key personnel. This is reflected in our operating expense as operating expenses have continued to increase to support our anticipated growth.

As our infrastructure grows, we intend to shift our strategic focus to opening additional PSCs in order to broaden our potential global customer base and to expanding our 3D printing capability in an increasing variety of industrial materials. We therefore plan on continuing to increase our operating expense to support the anticipated increase in revenue.

Business Strategy

Our growth strategy focuses on growing our PSCs in order to print more products for our existing customers and gain new customers, as well as, using this introduction of our technology to facilitate 3D printing machine sales. An important part of reaching these goals is to increase our capability to print in a growing number of industrial materials and increase the job box sizes and production speeds (volumetric output) available to our potential customers which will increase the efficiency and usefulness of our technology.

We also believe expanding the location of our PSCs to high-growth economies and geographic regions that are readily accessible by a significant number of potential customers will help us to increase sales.

To better balance our business, we intend to develop our customer base so that revenue is not dependent on any one region (North America, Europe and Asia). Likewise we intend to balance revenue between our machine sales and revenue from 3D printed products, consumables and other.

Outlook

We believe that interest in 3D printing is increasing by virtue of commercialization of 3D printers generally and subsequent recent media attention. We occupy a defined space in the 3D printing market because of the size of our machines and their application for industrial products and qualified industrial materials. There are 3D printing companies in various sectors of the market, including art, home-printing, dental, biotech and other areas. While our 3D printing machines may differ from those of many other 3D printing companies in that our machines are designed to print industrial products from qualified industrial materials, we expect an increase in 3D printing to generally have a positive effect on the public’s awareness of our industry.

We have made investments in technology, material sciences, engineering resources, production capacity, marketing and sales force training and developing a global organization, as discussed above, in an attempt to improve financial performance.

Our growth prospects for 2013 are dependent upon our ability to access funds for working capital, capital investment and on-going operating expenses, which we believe will be substantially achieved by the proceeds from this offering, and the following external and internal factors:

•

Market Expansion. Our ability to penetrate new and larger industrial markets will be determined in part by our ability to qualify additional industrial materials that may be desired by industrial companies to print products. We currently print in silica sand, ceramic, stainless steel, bronze and glass. By expanding into other materials such as titanium, tungsten carbide, aluminum and magnesium, we believe we can expand our market share and better serve our industrial customer base. We established a new materials testing division called EXMAL, which may increase the rate at which new materials will be qualified.

•

Customer Demand. Demand is primarily affected by the capital expenditure purchasing cycle of our machine customers. We believe that demand for our products in Asia is likely to continue to improve over time. However, if the threat of a continued debt crisis in Europe lingers then industrial companies in that region may decrease capital spending. In the Americas (primarily the United States), the acceptance of the 3D printing of industrial products has not yet matured to the extent of the other regions in which we conduct business, but we expect demand to increase as awareness and acceptance of 3D printing of industrial products increases.

•

Capacity. Our installed capacity at our PSCs is increasing every year as we add additional machines and replace first generation machines with more efficient and productive second generation machines. We anticipate a higher utilization of our installed capacity at our facilities in expectation of higher current and future demand.

•

New Machines. We expect the M Flex machine to satisfy the demand of a large range of industrial customers that are interested in directly printing metal, ceramic and glass products. We plan to increase our production output at our German manufacturing facility to produce the new S Print machine and manufacture a greater number of S Max machines. Our S Print machine has been completely redesigned and is our current mid-sized machine platform. The S Print machine provides the same cutting edge technology available in the S Max platform, with an average price point of $800,000 (based upon average model options and exchange rates). The S Print machine is used by customers interested in printing objects made from silica sand, metals, glass and ceramics, with a particular focus on industrial applications for smaller casting cores that are often required for the aerospace industry, especially in hydraulic applications. The build box size of the S Print permits the use of exotic and expensive print materials, such as cerabeads, that are required for high heat/high strength applications.

•

PSCs. Our PSCs are centers for customer collaboration and provide customers with a direct contact point to learn about our 3D printing technology, buy products printed by us, and purchase our machines. By the end of 2015, we plan to expand our PSC network globally from the current five locations. Like our current PSCs, we plan to locate the additional PSCs in major industrial centers near existing and potential customers. While we may adjust the final locations based upon market considerations, our initial plan includes opening a new PSC in South America and on the west coast of the United States by the third quarter of 2013 and opening two additional locations in Asia and Western

Europe by the second quarter of 2014. We will continue to explore additional worldwide opportunities for PSC locations.

How We Measure Our Business

We use several financial and operating metrics to measure our business. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess longer-term performance of our marketplace. The key metrics are as follows:

Revenue. Our revenue consists primarily of sales of our 3D printing machines, 3D printed products produced at our PSCs and consumables used to print products. Other sources of sales include services, spare parts and other ancillary items.

•

Machines. Machine sales are influenced by a number of factors, including, among other things, (i) the adoption rate of our machines, (ii) end-user product design and manufacturing activity, (iii) the capital expenditure budgets of end-users and potential end-users and (iv) the mix of products sold, all of which may be significantly influenced by macroeconomic factors. Purchases of our machines, especially our higher-end, higher-priced systems, typically involve long sales cycles. Our machine prices include machine installation, training, maintenance and the value of the warranty. Several factors can significantly affect revenue reported for our machines for the period involved, such as the overall low unit volume of machine sales in any particular period combined with the long lead times of our customers’ purchasing decisions, the acceleration or delay of orders and shipments of a small number of machines from one period to another. Revenue recognition rules prescribed by GAAP can also affect our reported revenue for machine sales in any particular period.

•

3D printed products, materials and other. 3D printed products revenue derive from our network of PSCs located in the Americas (3), Europe (1) and Asia (1). The PSCs utilize our machines to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue of materials depend upon the volume of consumables that we sell. Sales of our consumables are linked to the number of our machines that are installed and active worldwide. Sales of consumables are also driven by our customers’ machine usage, which is generally a function of the size of the particular machine and the habits and budget of the particular end-user. Larger machines generally use larger amounts of consumables due to their greater capacity and the higher levels of design and manufacturing activity that are typical of an end-user who utilizes a larger machine.

Costs of sales. Our costs of sales consist primarily of labor, parts and overhead to produce machines and 3D printed products. We also incur costs of consumables, services and spare parts. The license fee (based upon a percentage of revenue) for the use of intellectual properties, warranty costs as well as under-absorbed fixed manufacturing overhead are also included in our cost of sales. The production capacity at our PSCs (as well as our machine manufacturing facilities) exceeds the current customer demand and as such a portion of the fixed overhead associated with these facilities is being recognized as a period expense rather than being capitalized as a product cost (“under-absorbed overhead”). We expect our excess capacity to decrease as sales of machines and 3D printed products increase. Our machines are manufactured at our facilities in Germany and the United States, and the cost to manufacture machines consists of raw materials, components, production labor and direct and indirect production overhead. Each geographic region has an engineer dedicated to on-site installation, training and support. The direct cost of the engineers, as well as their travel costs, are included in our cost to manufacture machines. Our costs for a 3D printed product consist primarily of the facilities and personnel at our PSCs and the material of the printed product. The material cost of the printed product includes the purchase required for the consumable and the conversion cost to ready it for production.

Gross profit. Our gross profit and gross margin for our products are influenced by a number of factors. Most important of these is the mix of our machines sold, 3D products printed and consumables sold. Specifically, the direct product margins on our machines and on our consumables are typically higher than the direct product margins for 3D products printed at our PSCs. Although an increase in the percentage of sales by our PSCs may cause our profit margins to decrease, we believe that our new machines currently being introduced are more efficient, which should improve overall margins in the future.

Also, because machine sales are cyclical, we will seek to have a 50/50 balance in revenue of 3D printing of product, materials and other with machines so that we can maximize absolute margin in dollars while managing business risk.

Another important factor (mentioned above) is that a portion of the fixed overhead associated with our production facilities is being recognized as a period expense (“under-absorbed overhead”) rather than being capitalized into the product cost.

We will also seek to reduce our cost of sales by continued research and development directed towards achieving increased efficiencies in the production of machines. Our PSCs will seek to lower material cost and improve throughput.

In addition, we will be analyzing our supply chain to identify opportunities for better management of that process in partnership with our customers in order to reduce the overall cost as a percentage of revenue in this area.

Operating expenses. Our operating expenses consist of three components: research and development expenses, selling, general and administrative expenses and equity based compensation.

•

Research and development expenses. Our research and development expenses consist primarily of salaries and related personnel expenses aimed at developing new machinery and materials. Additional costs include the related software and materials, laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred, with the exception of expenses for specific equipment that we capitalize.

•

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of employee-related costs (salaries, employee benefits, equity based compensation, audit and professional services fees, education and training and travel and entertainment) of our managerial and administrative personnel, including executive officers and sales and marketing, finance, accounting, information technology and human resources personnel. Other significant general and administrative costs include the costs related to our headquarters in North Huntingdon, Pennsylvania (and the other four facilities where administrative personnel are located) and costs for legal, accounting, consulting and other professional services.

We expect our administrative expenses to increase in absolute terms and as a percentage of revenues as a result of the additional costs that we expect to incur as a result of being a public company. This will include, among other things, increased auditing and legal fees, reporting requirements, director fees, director and officer’s liability insurance and hiring additional accounting and legal personnel (or outsourcing the services required). However, we expect these expenses will decrease as a percentage of revenues over the long term.

Interest expense. Interest expense consists of the interest cost on the equipment, building loans and the redeemable Class A preferred units (until February 2012). These preferred units were classified as a liability through February 2012, at which time they were reclassified into equity. Upon consummation of the Reorganization, the Class A preferred units will convert into Class A preferred stock. Immediately prior to the consummation of this offering, the Class A preferred stock will convert into common stock.

Currency exchange rates. Due to our international operations, currency exchange rates impact our financial performance. For example, in the year ended December 31, 2011, approximately 30.0% of our sales were denominated in U.S. dollars and approximately 37.1% and 32.9% were denominated in Euros and Yen, respectively.

Income taxes. Prior to January 1, 2013, we were treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, our taxable income or loss was passed through to and included in the tax returns of our members. Accordingly, the accompanying consolidated financial statements do not include a provision for federal and most state and local income taxes. We were subject to entity-level taxation in certain states, and certain domestic and foreign subsidiaries are subject to entity-level U.S. and foreign income taxes. As a result, the accompanying consolidated statements of operations and comprehensive loss include tax expense related to foreign jurisdictions where those subsidiaries operate. On January 1, 2013, The Ex One Company, LLC converted to a C-Corporation, The ExOne Company, which will be subject to U.S. federal, state, local and foreign income taxes at the prevailing applicable corporate tax rates. As a result, for periods following the Reorganization, we will determine if a tax provision on our income, which will include U.S. federal income taxes and each state, local and foreign jurisdiction, will be required. The highest statutory rates in the United States (including state and local), Germany and Japan are currently 44%, 31% and 40%, respectively. In addition, as of January 1, 2013, we recognized deferred taxes equal to the tax effect of the difference between the book and tax basis of our assets and liabilities as of that date. The amount of additional deferred tax assets if the Reorganization was completed as of September 30, 2012 would have been approximately $0.6 million, assuming a 40% tax rate. However, due to a history of operating losses, a valuation allowance of 100% of the deferred tax asset would be established.

Critical Accounting Policies, Significant Estimates and Judgements

The discussion and analysis of our results of operations and financial condition set forth in this prospectus are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make critical accounting estimates that directly impact our consolidated financial statements and related disclosures.

Critical accounting estimates are estimates that meet two criteria:

•	The estimates require that we use judgment about matters that are uncertain at the time the estimates are made; and

•

There exist different estimates that could reasonably be used in the current period, or changes in the estimates used are reasonably likely to occur from period to period, both of which would have a material impact on our results of operations or financial condition.

On an ongoing basis, we evaluate our estimates, including those related to equity based compensation, accrued license fees, the allowance for doubtful accounts, income taxes, inventories, long-lived assets and contingencies.

We base our estimates and assumptions on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following paragraphs discuss the items that we believe are the critical accounting policies most affected by significant management estimates and judgments. Management has discussed and periodically reviews these critical accounting policies, the basis for their underlying assumptions and estimates and the nature of our related disclosures herein with the Audit Committee of our Board of Directors.

Revenue Recognition

We earn revenue primarily from the sale of 3D printing machines and 3D printed products. Revenue from the sale of 3D printing machines is recognized upon transfer of title, generally upon shipment. Revenue from the performance of contract services or production services is generally recognized when either the services are performed or the finished product is shipped. Revenue for all deliverables in a sales arrangement is recognized provided that persuasive evidence of a sales arrangement exists, both title and risk of loss have passed to the customer and collection is reasonably assured. Persuasive evidence of a sales arrangement exists upon execution of a written sales agreement or signed purchase order that constitutes a fixed and legally binding commitment between the us and our customer. In instances where revenue recognition criteria are not met, amounts are recorded as deferred revenue and customer deposits.

We enter into sales arrangements that may provide for multiple deliverables to a customer. Sales of machines may include consumables, maintenance services, and training and installation. We identify all goods and services that are to be delivered separately under a sales arrangement and allocate revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by us. In general, revenues are separated between machines, consumables, maintenance services and installation and training services. The allocated revenue for each deliverable is then recognized ratably based on relative fair values of the components of the sale. We also evaluate the impact of undelivered items on the functionality of delivered items for each sales transaction and, where appropriate, defer revenue on delivered items when that functionality has been affected. Functionality requirements are determined to be met if the delivered products or services represent a separate earnings process. Revenue from maintenance services as well as installation is recognized at the time of performance.

We provide customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine. The liability associated with these warranty obligations was not significant in the periods presented. After the initial one-year warranty period, we offer machine customers optional maintenance contracts. Deferred maintenance service revenue is recognized when the maintenance services are performed because we have historical evidence that indicates that the costs of performing the services under the contracts are not incurred on a straight-line basis.

We sell equipment with embedded software to our customers. The embedded software is not sold separately and it is not a significant focus of our marketing effort. We do not provide post-contract customer support specific to the software or incur significant costs that are within the scope of FASB guidance on accounting for software to be leased or sold. Additionally, the functionality that the software provides is marketed as part of the overall product. The software embedded in the equipment is incidental to the equipment as a whole such that the FASB guidance referenced above is not applicable. Sales of these products are recognized in accordance with FASB guidance on accounting for multiple-element arrangements.

Shipping and handling costs billed to customers for machine sales and sales of consumables are included in revenue in the consolidated statements of operations and other comprehensive loss. Costs incurred by us associated with shipping and handling is included in cost of sales in the consolidated statements of operations and comprehensive loss.

Our terms of sale generally require payment within 30 to 60 days after shipment of a product, although we also recognize that longer payment periods are customary in some countries where we transact business. To reduce credit risk in connection with machine sales, we may, depending upon the circumstances, require significant deposits prior to shipment. In some circumstances, we may require payment in full for our products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as deferred revenue and customer deposits in the accompanying consolidated balance sheets. Production and contract services are billed on a time-and-materials basis. Services under maintenance contracts are billed to customers upon performance of services in accordance with the contract.

We incur a fee to third parties for the license of technology for certain of our products. We estimate our accrued license fees based upon net sales of licensed products.

Allowance for Doubtful Accounts

In evaluating the collectability of our accounts receivable, we assess a number of factors, including a specific client’s ability to meet its financial obligations to us, such as whether a customer has declared bankruptcy. Other factors include the length of time the receivables are past due and historical collection experience. Based on these assessments, we record a reserve for specific customers as well as a general reserve based on our historical experience for bad debts. If circumstances related to specific customers change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the consolidated financial statements.

Our estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved.

First, we evaluate specific accounts for which we have information that the customer may have an inability to meet their financial obligations (for example, aging over 90 days past due or bankruptcy). In these cases, we use our judgment, based on available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are re-evaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on historical collection and write-off experience.

Our bad debt expense in 2010 and 2011 was not significant, while our allowance for bad debts was less than $0.1 million at each of December 31, 2010 and December 31, 2011.

We believe that our allowance for doubtful accounts is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur and because the impact of recognizing additional allowances for doubtful accounts may be material to the assets reported on our balance sheet and in our results of operations.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined predominantly on the first-in, first-out method. An inventory allowance is provided for slow-moving and obsolete inventory based on historical experience and current product demand. Our inventory allowance is $1.3 million at December 31, 2010 compared with $1.4 million at December 31, 2011.

We evaluate the adequacy of this allowance quarterly. Our determination of the inventory allowance is subject to change because it is based on management’s current estimates of the allowance required and potential adjustments.

We believe that the inventory allowance is a critical accounting estimate because it is susceptible to change and dependent upon events that may or may not occur and because the impact of recognizing an additional allowance may be material to the assets reported on our balance sheet and in our results of operations.

Long-lived Assets

We evaluate long-lived assets (primarily property, plant and equipment) other than goodwill that we have for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down is recorded to reduce the related asset to its estimated fair value.

Income Taxes

We are organized as a Delaware limited liability company. Under the provisions of the Internal Revenue Code and similar state provisions, we are taxed as a partnership and are not liable for income taxes. Instead, our earnings and losses are included in the tax returns of our members. Therefore, the consolidated financial statements do not reflect a provision for U.S. federal or state income taxes.

Our subsidiaries in Germany and Japan are taxed as corporations under the taxing regulations of Germany and Japan, respectively. As a result, the accompanying consolidated statements of operations and comprehensive loss include tax expense related to those foreign jurisdictions.

We recognize deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities of our wholly-owned subsidiaries in Germany and Japan using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits, may materially impact our effective tax rate.

The calculation of the deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance, require management to make estimates and assumptions. We believe that our assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances or net income.

Equity Based Compensation

During 2012, our majority member sold 1,300,000 common units to two employees and an existing unitholder for $1.25 per unit. Due to our majority member’s controlling interest in us, the sale of common units is deemed to be an action of the company. The excess of the fair market value on the measurement date over the sale price per unit was recognized as non-cash compensation expense. Determining the fair value of the common units required complex and subjective judgments. We used the sale of a similar security in an arms-length transaction with two separate unrelated parties to estimate the value of the enterprise at the measurement date, which included assigning a value to the similar security’s rights, preferences and privileges relative to the common units. The enterprise value was then allocated to our outstanding equity securities using the option pricing method. The option pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the company or an initial public offering (“IPO”), and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of management. The volatility of the units was based on available information on the volatility of stocks of publicly traded companies in the industry. Change in these assumptions could materially impact the value assigned to the common units.

We met with a prospective underwriter in March of 2012 to initiate discussions regarding a potential IPO in the summer of 2012 which led to an organizational meeting in April 2012 to initiate this process. The underwriter spoke with us about what they believed was an initial and preliminary valuation at that time based on three factors: current projections, comparable company analysis and market conditions. Accordingly, we did not believe that it was proper to rely on the merely preliminary discussions about the possible pricing of a potential IPO to establish the fair value of common units in transactions entered into by third parties. The process continued into the summer and early fall with the underwriter performing due diligence during this period. The financial projections also changed over time, as well as the representation of historical financials based on a audit in accordance with U.S. generally accepted accounting principles, as well as market conditions and the valuation of the comparable companies. The current valuation, which was performed in early November by the underwriter, is based on it being substantially complete with due diligence, having audited financials as well as having a current financial forecast.

For the purpose of determining the value per common unit as of January 1, 2011, we performed a valuation as of that date, which coincides with our year-end. The following table sets forth the measurement date value per common unit as determined based on the valuation methods discussed above for each valuation period:

January 1, 2011	June 30, 2012
$1.25	$7.20

Because our common units will be exchanged in the Reorganization for common shares on a 1 to 0.58 basis, the pro-forma valuation for the aboved reference value given the effect of the Reorganization is:

January 1, 2011	June 30, 2012
$2.16	$12.41

Contingencies

We account for contingencies in accordance with accounting guidance for contingencies, which requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies, such as legal matters, requires us to use our judgment. We are not aware of any such contingencies.

JOBS Act

We qualify as an “emerging growth company” pursuant to the JOBS Act. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying companies. As defined in the JOBS Act, a company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of its initial public offering of common equity securities;

•	the last day of the fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Securities Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 31, 2018. Pursuant to Section 107(b) of the JOBS Act, as an “emerging growth company” we are electing to delay adoption of accounting pronouncements newly issued or revised after April 5, 2012 applicable to public companies until such pronouncements are made applicable to private companies.

As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.

Changes in Financial Reporting of Future Results of Operations

Prior to the Reorganization, we were a limited liability company, and our owners elected to be taxed at the member unitholder level rather than at the company level. In connection with this offering, we are reorganizing our corporate structure to be a corporation. Following the Reorganization, we will be taxed as a corporation for federal income tax purposes.

Internal Control Over Financial Reporting

As a private company, we have relied on outside service providers for certain of our administrative support functions. In connection with this offering, we expect that we will incur annual incremental expenses to develop the infrastructure to design, implement and maintain a system of internal controls that is adequate to satisfy the reporting and compliance requirements necessitated by being a public company. These expenses will include: annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on the Nasdaq Global Market; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation. The full year effect of these incremental general and administrative expenses cannot yet be estimated and are not reflected in our historical consolidated financial statements located elsewhere in this prospectus.

There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis. We have not begun testing or documenting our internal control procedures in order to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act. However, we have been made aware of a material weakness in our internal controls over financial reporting by our independent registered public accounting firm. We have taken steps to remediate this material weakness and plan to take further steps in the future. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting. Assuming that we continue to qualify as an emerging growth company for the next five years, we will be required to comply with Section 404(b) at the time we file our annual report for 2018 with the SEC. As part of this process, we may identify specific internal controls as being deficient.

Results of Operations for the Nine Months ended September 30, 2011 and 2012

	Nine Months Ended September 30, 2011		Nine Months Ended September 30, 2012		Period-over-period change
	(unaudited)				Nine months ended
	Amount	of Revenue	Amount	of Revenue	September 30, 2011 vs 2012
			$ in thousands
Income Data:
Revenue	$12,571	100.0%	$15,913	100.0%	$3,342	26.6%
Cost of sales	9,327	74.2	10,018	63.0	691	7.4

Gross profit	3,244	25.8	5,895	37.0	2,651	81.7

Operating expenses
Research and development	1,146	9.1	1,179	7.4	33	2.9
Selling, general and administrative (includes non-cash equity based compensation expense of $7.7 million for the nine months ended September 30, 2012)	5,196	41.3	14,826	93.2	9,630	185.3

	6,342	50.4	16,005	100.6	9,663	152.4

Loss from operations	(3,098)	(24.6)	(10,110)	(63.6)	(7,012)	(226.3)

Interest income	(2)	—	(2)	—	—	—
Interest expense	1,188	9.5	542	3.4	(646)	(54.4)
Other expense (income), net	34	0.3	(71)	(0.4)	(105)	—

Loss before income taxes	(4,318)	(34.4)	(10,579)	(66.6)	(6,261)	(145.0)
Provision for income taxes	709	5.6	171	1.1	(538)	(75.9)

Net loss attributable to the controlling and the noncontrolling interests	(5,027)	(40.0)	(10,750)	(67.7)	(5,723)	(113.8)
Less: Net income of noncontrolling interests	244	1.9	320	2.0	76	31.1

Net loss attributable to the controlling interest	$(5,271)	(41.9)%	$(11,070)	(69.7)%	$(5,799)	(110.0)%

Net loss per unit(A):
Basic	$(0.53)		$(1.21)
Diluted	(0.53)		(1.21)

Machine Units Sold(B)
S 15	2		1
S Max	1		4
S Print	1		—

Total	4		5

(A)	The loss per unit for the nine months ended September 30, 2012 reflects the effect of the dividend accruing on the Class A preferred units of $1.0 million, or $0.10 per common unit, since February 2012.
(B)	See “Business—Our Machines and Machine Platforms” for a description of the machines.

Summary

Revenues for the nine months ended September 30, 2012 increased $3.3 million compared to the same period in 2011 due to a higher volume of machine sales and 3D printed parts. These results reflected an increase of one machine sale period over period and higher volume sales at all our PSC locations. These changes are explained in greater detail in the “Revenues by Type” and “Revenue by Geographic Region” sections below.

Our gross profit for the nine months ended September 30, 2012 of $5.9 million improved by $2.7 million compared to the nine months ended September 30, 2011. Our gross profit margin percentage also improved to 37.0% for the nine months ended September 30, 2012 from 25.8% for the nine months ended September 30, 2011. See “Gross Profit and Gross Profit Margins.”

For the nine months ended September 30, 2012, our loss from operations of $10.1 million increased $7.0 million from $3.1 million for the nine months ended September 30, 2011, due to a $7.7 million non-cash charge for equity based compensation. Excluding this charge, our performance improved by $0.7 million primarily attributable to higher revenues and gross margins that were partially offset by our operating expense increase. See “Loss from Operations.”

Revenue

The volume of both our machines and 3D printed products produced at our PSCs is currently the primary driver of our revenue growth. For nine months ended September 30, 2012 we sold five units as compared to four units for nine months ended September 30, 2011. Price increases have affected our revenue to a lesser degree than volume however as a result of the introduction of our new higher priced S-Max model, which has resulted in an increase in the average revenue per machine. During the nine months ended September 30, 2012 we sold four S-Max machines as compared to one S-Max machine sold during the same period in 2011. As used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the price and mix effects below relate to changes in revenues that are not able to be specifically related to changes in unit volume.

Revenue by Type

The table below sets forth the major components of the change in revenues by type for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011:

	Machines		3D Printed Parts, Materials and Other		Total
	$ in thousands
Revenue for the nine months ended September 30, 2011	$5,147	40.9%	$7,424	59.1%	$12,571	100.0%
Change in Revenue -

Volume	1,534		1,994		3,528

Price/Mix	220		—		220

	1,754		1,994		3,748
Foreign currency translation	(191)		(215)		(406)

Net change	1,563		1,779		3,342

Revenue for the nine months ended September 30, 2012	$6,710	42.2%	$9,203	57.8%	$15,913	100.0%

Revenue for machines increased by $1.6 million from $5.1 million for the nine months ended September 30, 2011 to $6.7 million for the nine months ended September 30, 2012. The increase is primarily a result of one additional machine sale for the nine months ended September 2012. We also saw an increase in price/mix of approximately $0.2 million as result of higher priced S-Max models being sold during the nine months ended September 30, 2012. The price/mix was enough to offset the negative impact of a $0.2 million decrease in foreign currency, which resulted from a relative decline in the Euro from nine months ended 2011 to nine months ended 2012.

The revenue for 3D printed products, materials and other for the nine months ended September 30, 2012 increased $1.8 million to $9.2 million from $7.4 million for the same period in 2011. The increase in non-machine revenue was due to increased volume of customer 3D printed products at our PSCs of $1.8 million, which increased in all three of our global regions, the Americas, Europe and Asia, as further discussed below.

Revenue by Geographic Region

The table below sets forth the major components of the change in revenue by geographic region for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2012:

Revenue Variance – Geography

	Americas		Europe		Asia		Total
				$ in thousands
Revenue for the nine months ended September 30, 2011	$3,455	27.5%	$4,580	36.4%	$4,536	36.1%	$12,571	100.0%

Change in revenue -

Volume	2,425		463		640		3,528

Price/Mix	—		798		(578)		220

	2,425		1,261		62		3,748

Foreign currency translation	—		(490)		84		(406)

Net change	2,425		771		146		3,342

Revenue for the nine months ended September 30, 2012	$5,880	37.0%	$5,351	33.6%	$4,682	29.4%	$15,913	100.0%

Our revenue for the nine months ended September 30, 2012 was approximately even amongst all three key geographic regions. The Americas accounted for a larger percentage of revenue for nine months ended September 30, 2012 as result of higher 3D printed product volume and one more machine sale. Europe’s contribution remained relatively stable, with higher volume and price/mix being offset by unfavorable foreign currency translation. Asia’s contribution to revenue declined to less than 30.0% for the nine months ended September 30, 2012 from 36.1% for the nine months ended September 30, 2011 as it sold one S-15 machine for less favorable pricing as compared to the same period in 2011.

Machine production has increased during the first nine months of this year at our German facility, both for machines being installed at our PSCs and third party sales. At September 30, 2012, our deferred revenue and customer deposits was approximately $3.0 million, compared to $4.9 million at December 31, 2011. Deferred revenue reflects customer requested deliveries and prepaid deposits and would approximate the minimum backlog for machines only. We estimate the backlog at our Americas PSCs to be $2.8 million at September 30, 2012 and $2.4 million at September 30, 2011.

Gross Profit and Gross Profit Margins

Our gross profit improved significantly from $3.2 million for the nine months ended September 30, 2011 to $5.9 million for the nine months ended September 30, 2012, which was an 81.7% period over period improvement. The gross profit margin increased from 25.8% to 37.0% for the nine months ended September 30, 2011 and September 30, 2012, respectively. The stronger performance was due to a heavier mix of higher margin machines and 3D printed products sales that were partially offset by lower overhead absorption as discussed below.

The table below shows gross profit and gross profit margin for our machines and 3D printed product, consumables and other.

Gross Margin by Type

	Nine Months Ended September 30, 2011		Nine Months Ended September 30, 2012		Period-over-period change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Nine Months Ended September 30, 2011 vs 2012
			$ in thousands
Machines	$2,876	55.9%	$4,237	63.1%	$1,361	47.3%
3D printed parts, materials and other	2,567	34.6%	4,507	49.0%	1,940	75.6%

Subtotal - Gross profit	5,443	43.3%	8,744	54.9%	3,301	60.6%

Underabsorbed overhead and all other(1)	(2,199)	(17.5)%	(2,849)	(17.9)%	(650)	29.6%

Total - Gross profit	$3,244	25.8%	$5,895	37.0%	$2,651	81.7%

(1)	“Other” represents warranty, license fees, commissions and production variances.

Excluding overhead absorption, product margin increased $3.3 million, from $5.4 million, or 43.3% of revenue, to $8.7 million, or 54.9% of revenue, for the nine months ended September 30, 2011 and September 30, 2012, respectively.

The improvement in gross profit for 3D printed products, materials and other was due to increased printing of 3D products at our PSCs as gross profit improved by $1.8 million from $0.9 million to $2.7 million for the nine months ended September 30, 2011 and September 30, 2012, respectively. The primary reason for this improvement was the installation of more efficient machines (the new S-Max) at the PSCs to replace the first generation S-15 machines.

The increase in machine gross profit from 55.9% for the nine months ended September 30, 2011 to 63.1% for the nine months ended September 30, 2012, was due to the mix of machines sold. This resulted from the higher margin earned on the new S-Max as compared to the older S-15 model.

The under-absorbed overhead and all other was higher by $0.7 million, an increase of 29.5%, for the nine months ended September 30, 2012 compared to $2.2 million for the nine months ended September 30, 2011. Additionally, the unfavorable under-absorbed overhead variance of $0.7 million is due to the production capacity at our PSCs (as well as our machine manufacturing facilities in Germany and the United States) exceeding the current customer demand. Some PSC overcapacity is the result of installing new, high-capacity S-Max machines at our PSCs. While the short-term impact of S-Max machine installations is excess capacity, the new machines will enable us to take advantage of growing demand over time. A portion of the fixed overhead associated with these facilities is being recognized as a period expense rather than being capitalized into the product cost. We expect our volume of machines produced and 3D products printed to increase as our expected customer demand reduces excess capacity over time.

Operating Expenses

As shown in the table below, total operating expenses increased by $9.7 million to 100.6% of revenue for the nine months ended September 30, 2012 compared to 50.4% in for the nine months ended September 30, 2011, largely due to a $7.7 million non-cash charge for equity based compensation. Excluding this charge, total operating expenses increased by $1.9 million to $8.3 million or 52.0% of revenue for the nine months ended September 30, 2012 compared to 50.4% or $6.3 million for the nine months ended September 30, 2011, reflecting higher selling, general and administrative expenses discussed below.

	Nine Months Ended		Nine Months Ended
	September 30, 2011		September 30, 2012		Period-over-period change Nine Months Ended September 30, 2011 vs 2012
		Percentage		Percentage
	Amount	of Revenue	Amount	of Revenue
	$ in thousands

Research and development	$1,146	9.1%	$1,179	7.4%	$33	2.9%

Selling, general and administrative	5,196	41.3%	14,826	93.2%	9,630	185.3%

Total	$6,342	50.4%	$16,005	100.6%	$9,663	152.4%

Selling, general and administrative expenses increased by $9.6 million to $14.8 million for the nine months ended September 30, 2012 primarily due to the $7.7 million non-cash charge for equity based compensation. As a percentage of revenue, selling, general and administrative expenses were 93.2% (44.6% excluding the non-cash charge for equity based compensation) and 41.3% for the nine months ended September 30, 2012 and for the nine months ended September 30, 2011, respectively. Additionally, the increase in selling, general and administrative expenses for the nine months ended September 30, 2012 is due to certain non-recurring professional services fees of $0.7 million and employee related benefits (salary, benefits, training and travel and entertainment), as a result of the increase in selling, general and administrative headcount from 54 at December 31, 2011 to 66 at September 30, 2012.

Loss from Operations

For the nine months ended September 30, 2012, our loss from operations of $10.1 million increased by $7.0 million compared to the nine months ended September 30, 2011. This reflects an increase in operating costs of $9.7 million (including the $7.7 million non-cash equity based compensation change) partially offset by the improved gross profit of $2.7 million.

The following table shows the loss from operations by geographic area for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011:

Income (Loss) from Operations

	Nine Months Ended September 30,		Period-over-period change
	2011	2012	Amount	Percentage of Revenue
	$ in thousands
Americas	$(3,684)	$(10,834)	$(7,150)	(194.1)%

Europe	1,840	1,400	(440)	(23.9)%

Asia	(37)	(133)	(96)	(259.5)%

Subtotal	(1,881)	(9,567)	(7,686)	(408.6)%

Inter-segment elimination	(1,217)	(543)	674	55.4%

	$(3,098)	$(10,110)	$(7,012)	(226.3)%

All three geographic regions were impacted by continuing infrastructure investment, as additional resources continue to be added, resulting in higher selling, general and administrative costs. Additionally, the following factors are specific to the regions:

Americas: The higher operating loss of $10.8 million for the nine months ended September 30, 2012 compared to $3.7 million for the same period in 2011, an increase of $7.2 million, includes a non-cash equity based compensation charge of $7.7 million. Excluding this charge, the operating loss improved $0.6 million, due to a higher volume of machines and 3D printed product for the nine months ended September 30, 2012.

Europe and Asia: In general, variances resulted primarily from changes in machine sales volume, transfer pricing and foreign currency translation.

Factors specific to the regions include:

Europe — The lower income from operations was primarily the result of an increase in production and selling, general and administrative costs as resources were increased during 2012 to support the increasing demand for machines and 3D printed product.

Asia — The increase in the loss from operations was the result of a lower priced machine sale and an increase in production and selling, general and administrative costs as resources were increased during 2012 to support the increasing demand machines and 3D printed product.

The inter-region eliminations relate to the profit on inter-company sales of machines and 3D printed product and other between Europe, Americas, and Asia.

Interest Expense

Interest expense amounted to $0.5 million for the nine months ended September 30, 2012, a decrease of $0.6 million from the nine months ended September 30, 2011. The primary reason for the decrease was the conversion of the Redeemable Class A preferred units to Class A preferred units in February 2012. This was partially offset by the interest on the $2.7 million in loans for the purchase of our North Huntingdon, Pennsylvania headquarters facility and demand notes issued pursuant to the Rockwell Line of Credit. See “Certain Relationships and Related Party Transactions.”

Provision for Income Taxes

We recorded income tax expense of $0.7 million and $0.2 million for the nine months ended September 30, 2011 and 2012, respectively, primarily due to our German operations, which reported taxable income in both periods. The United States experienced significant operating losses but there were no income tax benefits for state and federal income taxes in the United States in either year because we are a limited liability company.

Net Loss Attributable to the Controlling Interest

We experienced a net loss of $5.3 million for the nine months ended September 30, 2011, compared to a net loss of $11.1 million for the nine months ended September 30, 2012. The principal reasons for the $5.8 million increase in our net loss for the nine months ended September 30, 2012 are discussed in more detail above. Excluding the non-cash equity based compensation charge of $7.7 million, the net loss would be $3.3 million for the nine months ended September 30, 2012. Our basic and diluted net loss per unit was ($0.53) and ($1.21) for the nine months ended September 30, 2011 and 2012, respectively.

Results of Operations for 2010 and 2011

The following table sets forth certain consolidated statements of income data as a percentage of revenues for the periods indicated:

	Twelve Months Ended
	December 31, 2010		December 31, 2011
		Percentage		Percentage	Period-over-period change
	Amount	of Revenues	Amount	of Revenues	2011 vs 2010
	$ in thousands
Income Data:
Revenue	$13,440	100.0%	$15,290	100.0%	$1,850	13.8%
Cost of sales	10,374	77.2	11,647	76.2	1,273	12.3

Gross profit	3,066	22.8	3,643	23.8	577	18.8

Operating expenses
Research and development	1,153	8.6	1,531	10.0	378	32.8
Selling, general and administrative	5,978	44.5	7,286	47.7	1,308	21.9

	7,131	53.1	8,817	57.7	1,686	23.6

Loss from operations	(4,065)	(30.3)	(5,174)	(33.9)	(1,109)	(27.3)
Interest income	(1)	—	(3)	—	(2)	(288.6)
Interest expense	1,115	8.3	1,569	10.3	454	40.8
Other income	(197)	(1.5)	(154)	(1.0)	43	21.5

Loss before income taxes	(4,982)	(37.1)	(6,586)	(43.2)	(1,604)	(32.2)
Provision for income taxes	198	1.5	1,031	6.7	833	420.7

Net loss attributable to the controlling and the noncontrolling interests	(5,180)	(38.6)	(7,617)	(49.9)	(2,437)	(47.1)
Less: Net income of noncontrolling interest	328	2.4	420	2.7	92	28.0

Net loss attributable to the controlling interest	$(5,508)	(41.0)%	$(8,037)	(52.6)%	$(2,529)	(45.9)%

Loss per unit:
Basic	$(0.55)		$(0.80)
Diluted	(0.55)		(0.80)

Machine Units Sold(A)
S 15	2		2
S Max	2		1
S Print	—		1

Total	4		4

(A)	See “Business — Our Machines and Machine Platforms” for a description of the machines.

Summary

Revenue for 2011 increased primarily due to higher revenue from 3D printed products, materials and other. Our revenue increased by $1.9 million or 13.8% to $15.3 million in 2011 from $13.4 million in 2010. We believe that the increased demand for our 3D printed products was principally due to an increase in familiarity with 3D printing due to our educational efforts. Also, we saw strong results from the automotive, aerospace, and energy/oil/gas industries because these industries were early adopters of this technology and to a lesser degree because of the continued worldwide economic recovery in those sectors in 2011. These changes are explained in greater detail in the “Revenue by Type” and “Revenue by Geographic Region,” below.

Our gross profit for 2011 increased by $0.6 million or 18.8% to $3.6 million from $3.1 million in 2010. Our higher gross profit for 2011 arose primarily from an increase in revenue. In addition, our gross profit margin percentage increased a full percentage point to 23.8% in 2011 from 22.8% in 2010. See “Gross Profit and Gross Profit Margins,” below.

For 2011, our loss from operations increased by $1.1 million to $5.2 million compared to an operating loss of $4.1 million in 2010. This was primarily due to the $1.7 million increase in spending for operating expenses. See “Loss from Operations,” below.

Revenue by Type

The table below sets forth the major components of the change in Revenue by Type for 2010 compared to 2011:

	Machines	Percentage of revenue	3D Printed Parts, Materials and Other	Percentage of Revenue	Total	Percentage of Revenue
	$ in thousands

2010 Revenue	$5,622	41.8%	$7,818	58.2%	$13,440	100.0%

Change in revenue -

Volume	—		1,962		1,962

Price/Mix	(487)		—		(487)

	(487)		1,962		1,475
Foreign currency translation	271		104		375

Net change	(216)		2,066		1,850

2011 Revenue	$5,406	35.4%	$9,884	64.6%	$15,290	100.0%

Revenue from machines for 2011 decreased to $5.4 million from $5.6 million for 2010. The total number of units sold were the same in both periods (Asia sold one more machine and Europe one less machine), with a higher priced unit purchased by a customer in 2010.

Revenue from 3D printed products, materials and other for 2011 increased to $9.9 million from $7.8 million for 2010. The increase in non-machine revenue was due to increased volume of customer 3D printed products, totaling $1.2 million at our PSCs as all three of our geographic regions experienced increases.

Revenue by Geographic Region

The table below sets forth the major components of the change in revenues by geographic area for 2010 compared to 2011:

	Americas		Europe		Asia		Total
	$ in thousands
2010 Revenue	$3,936	29.3%	$6,909	51.4%	$2,595	19.3%	$13,440	100.0%

Change in revenue -

Volume	651		(1,212)		1,811		1,250

Price/Mix	—		—				—

	651		(1,212)		1,811		1,250

Foreign currency translation	—		(19)		619		600

Net change	651		(1,231)		2,430		1,850

2011 Revenue	$4,587	30.0%	$5,678	37.1%	$5,025	32.9%	$15,290	100.0%

Our revenue mix was almost equally balanced among our three geographic regions in 2011, while in 2010 Europe comprised more than half of our revenue. Asia revenue increased $2.4 million due to the sale of one more machine ($1.6 million) in 2011 compared to 2010 and higher production of customer products at its PSC ($0.4 million). This resulted in part from the installation of an additional machine at our Asia PSC. Also, the foreign currency translation of the Japanese Yen for the Asia region resulted in a favorable foreign currency impact. Revenue in the Americas improved by $0.7 million due to higher production of customer 3D printed products at its PSCs ($1.3 million) resulting in part from the installation of three additional machines. Europe’s decline in revenue of 17.8% or $1.2 million after a strong 2010 was a result of the sale of one less machine (at a price of $1.6 million) in 2011 compared to 2010.

Gross Profit and Gross Profit Margins

Total gross profit for 2011 increased by $0.6 million, reflecting the higher volume of 3D printing for customers at our PSCs in 2011 compared to 2010. Our gross profit margin increased by 1.0 percentage point from 2010 to 2011 because of the higher mix of 3D printing, materials and other in 2011 compared to 2010, the mix of machines purchased by customers in 2010 compared to 2011 partially offset by higher under-absorbed overhead in 2011 compared to 2010.

The table below sets forth gross profit and gross profit margin for our machines and services and consumables.

	Twelve Months Ended
	December 31, 2010		December 31, 2011
		Gross Margin		Gross Margin	Period-over-
	Amount	Percentage	Amount	Percentage	period change
	$ in thousands
Machines	$2,712	48.2%	$2,482	45.9%	$(230)
3D printed parts, materials and other	2,794	35.7%	3,814	38.6%	1,020

Subtotal - Gross profit	5,506	41.0%	6,296	41.2%	790

Underabsorbed overhead and all other (1)	(2,440)	(18.2)%	(2,653)	(17.4)%	(213)

Total - Gross profit	$3,066	22.8%	$3,643	23.8%	$577

(1)	Other includes production variances, licensing fees and warranty costs.

Gross profit for machines decreased to $2.5 million in 2011 from $2.7 million in 2010, while the gross profit margin declined by 2.3 percentage points in 2011 to 45.9% from 48.2% in 2010. This decrease in gross profit margin resulted from the sale of a lower-priced, lower-margin machine in 2011.

Gross profit for 3D printed products, materials and other improved by $1.0 million with the gross profit margin increasing 2.9 percentage points to 38.6% from 35.7% in 2010. This was primarily due to the increase in sales volume and lower production costs of 3D printed parts for customers at our PSCs.

The under-absorbed overhead was due to the production capacity at our PSCs (as well as our machine manufacturing facilities in Germany and the United States) exceeding current customer demand. A portion of the fixed overhead associated with these facilities is being recognized as a period expense rather than being capitalized into the product cost. We expect our volume of machines produced and 3D products printed to increase as our expected customer demand reduces this excess capacity over time.

Operating Expenses

As shown in the table below, total operating expenses increased by $1.7 million to $8.8 million for 2011 from $7.1 million for 2010, and increased to 57.7% of revenue compared to 53.1% in 2010. This increase was due to a $0.4 million increase in research and development expenses and a $1.3 million increase in selling, general and administrative expenses, which is discussed below. Research and development spending increased due to continued investment to further develop our machine technology.

	Twelve Months Ended
	December 31, 2010		December 31, 2011
		Percentage		Percentage	Period-over-period change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	$ in thousands
Operating expenses

Research and development	$1,153	8.6%	$1,531	10.0%	$378	32.8%

Selling, general and administrative	5,978	44.5%	7,286	47.7%	1,308	21.9%

Total	$7,131	53.1%	$8,817	57.7%	$1,686	23.6%

Selling, general and administrative expenses increased by $1.3 million to $7.3 million in 2011 from $6.0 million in 2010. As a percentage of revenue, selling, general and administrative expenses were 44.5% and 47.7% in 2010 and 2011, respectively.

The $1.3 million increase in selling, general and administrative expenses in 2011 was primarily due to a $1.0 million increase in employee related costs (salary, benefits, training and travel and entertainment) partially due to the increase in selling, general and administrative headcount.

Loss from Operations

Operating losses increased $1.1 million to $5.2 million in 2011 from $4.1 million in 2010. This was primarily due to the $1.3 million increase in selling, general and administrative expenses (see above) as we continue to invest in intellectual capital by recruiting, hiring, training and retaining personnel who will contribute to the planned growth of the company in the long-term.

The following table sets forth income (loss) from operations by geographic region for 2010 and 2011.

	Twelve Months Ended December 31,		Period-over- period change

	2010	2011
	$ in thousands
Americas	$(4,772)	$(3,532)	$1,240

Europe	1,695	1,237	(458)

Asia	(490)	(420)	70

Subtotal	(3,567)	(2,715)	852

Inter-region elimination	(498)	(2,459)	(1,961)

	$(4,065)	$(5,174)	$(1,109)

All three geographic regions are being impacted by our continuing infrastructure investment as additional resources continue to be added to the organization resulting in higher selling, general and administrative expenses, but with respect to factors specific to the individual regions:

Americas. The improvement of $1.2 million is a result of revenues from the printing of 3D parts increasing by over 50% as the PSCs’ operations are beginning to mature.

Europe and Asia. In general, variances resulted primarily from changes in machine sales volume, transfer pricing and foreign currency translation. Factors specific to the regions include:

Europe – The lower income from operations was the result of the sale of one less machine in 2011 compared to 2010.

Asia – The reduction in the loss from operations was the result of the sale of an additional machine in 2011 compared to 2010.

The inter-region eliminations relate to the profit on the sale of machines from Europe to Asia and the Americas.

Interest Expense

Interest expense amounted to $1.6 million for 2011, an increase of $0.5 million from $1.1 million in 2010. The primary reason for the increase was additional equipment loans in 2011 and an increase in outstanding borrowings from our majority member.

Provision for Income Taxes

We recorded income tax expense of $0.2 million and $1.0 million in 2010 and 2011, respectively, primarily due to Germany as it reported taxable income in both periods. Japan experienced operating losses in both periods and is in a net operating loss carryforward position. The United States experienced significant operating losses, but there were no income tax benefits for state and federal income taxes in the United States in either year because we are a limited liability company.

Net Loss Attributable to the Controlling Interest

In 2011 we experienced a net loss of $8.0 million, compared to a net loss of $5.5 million in 2010. The principal reasons for the $2.5 million increase in our net loss in 2011 are discussed in more detail above. Our basic and diluted net loss per unit was ($0.80) in 2011 and ($0.55) in 2010, respectively.

Seasonality

Our results can be subject to seasonal factors due to our customers’ capital expenditure budget cycles resulting in machine orders being placed in the second half of the year (primarily our fourth quarter).

Liquidity and Capital Resources

We have continuously operated with negative working capital. This deficit has generally resulted from our inability to generate sufficient cash from our operations to offset our current liabilities, which consist primarily of obligations to vendors and other accounts payable, deferred revenues and borrowings required to be paid within 12 months from the date of determination. We are continuing our efforts to increase revenues from our operations and improve our gross margins, but to date these efforts have not been successful to eliminate our working capital deficit. We have been able to operate since inception due primarily to cash advances made on a regular basis by affiliates of our majority member. For the year ended December 31, 2011, our working capital deficit decreased by $12.0 million from $13.3 million to $1.3 million, primarily as a result of the conversion of the Demand Note Payable-Member (Rockwell Holdings, Inc.) to Redeemable Class A preferred units during the fiscal year. For the nine months ended September 30, 2012, our working capital deficit increased by $6.0 million from $1.3 million at December 31, 2011 to $7.3 million, primarily as a result of inventory increases due to higher production.

Our primary sources of cash are existing cash, a bank line of credit for our German operations and additional funding by the Rockwell Line of Credit provided by RFP (See Demand note payable member, below). A summary of the components of our liquidity is shown below:

	December 31,		September 30,
	2010	2011	2012
	$ in thousands

Cash and cash equivalents	$1,021	$3,496	$1,431

Bank facility credit availability(A)	600	600	100

	$1,621	$4,096	$1,531

(A)	We notified the bank in December 2012 that we are not in compliance with an equity-to-asset ratio covenant related to this facility. According to the terms of the agreement, the bank at its discretion may request additional security to maintain the facility. In the event that the bank exercises its discretion and requests additional security related to the credit facility, we expect to fund this security through either existing cash, additional loans from the majority stockholder, or a combination thereof. There are no related impacts on other existing lending agreements and we do not expect an impact to our future financing capabilities as a result of our noncompliance. The equity-to-asset ratio covenant included in our line of credit facility requires that a calculation be performed as of December 31 on an annual basis, based upon our German subsidiary’s audited financial statements. Since the calculation is required on an annual basis only, we are not presently able to cure the lack of compliance until the German subsidiary’s 2012 audited financial statements are available, which will not be until after this prospectus is effective. We currently expect to be in compliance with the equity-to-asset ratio at December 31, 2012. In the event of further noncompliance, we will request a waiver of this covenant or seek to amend our existing arrangement.

The most significant components of our working capital (deficit) are accounts receivable, inventories (the production of machines for sale to customers), current portion of long term debt, accounts payable, accrued expenses, and deferred revenue. We also require cash to fund capital expenditures for the production of machines to be used in our PSCs.

	December 31,		September 30,
	2010	2011	2012
	$ in thousands
Our primary cash needs are for:
Normal working capital (deficit)(A)	$771	$(4,828)	$(1,509)
Demand note payable member	(15,045)	—	(7,266)

	$(14,274)	$(4,828)	$(8,775)

(A)	We define normal working capital (deficit) as current assets, excluding cash, less current liabilities, excluding the demand note payable member.

Going Concern

Since our inception, we have incurred net losses and negative cash flows from our operations. We incurred a net loss of $5.2 million and $7.6 million for the years ended December 31, 2010 and December 31, 2011, respectively, resulting in an accumulated deficit of $15.6 million as of December 31, 2011. The conversion of the redeemable Class A preferred units (classified as a liability as of December 31, 2011) in February 2012, of $19.0 million to Class A preferred units (classified as members’ deficit as of September 30, 2012) combined with a $11.1 million net loss for the nine months ended September 30, 2012 has narrowed the accumulated deficit to $0.7 million as of September 30, 2012. Also, negative working capital of ($1.3) million as of December 31, 2011 has increased to ($7.3) million as of September 30, 2012.

As a result, there is still doubt as to our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our ability to continue as a going concern is dependent upon the continued financial support of our majority member and the ability to generate sufficient cash flows to meet our obligations on a timely basis and ultimately to attain sustainable profitable operations. However, there is no assurance that profitable operations or sufficient cash flows will occur in the future.

As of September 30, 2012, we had cash balances of $1.4 million, and $0.1 million was available under a bank line of credit to meet current obligations. We cannot provide certainty that our cash position and net cash provided by operating activities will be adequate to finance working capital needs and planned capital expenditures expected to be in the range of $15.0 million to $20.0 million for at least the next twelve months. We anticipate that we will have increased access to external funding sources, through equity financing or the incurrence of indebtedness or we will use additional investment from our majority member or a combination of these potential sources of liquidity. Excluding the proceeds from this offering, we believe that we will be able to raise additional capital or debt sufficient to support our operations. If we raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced. In addition, the equity or debt securities that we may issue may have rights, preferences or privileges senior to those of our common stock.

Cash Flow

A summary of operating, investing and financing activities are shown in the following table:

	December 31,		Period-over-	September 30,		Period-over- period change
	2010	2011	period change	2011	2012
	$ in thousands

Cash used for operating activities	$(5,912)	$(2,435)	$3,477	$(3,333)	$(9,084)	$(5,751)

Cash used for investing activities	(1,795)	(1,080)	715	(232)	(1,973)	(1,741)

Cash provided by financing activities	7,811	5,931	(1,880)	3,795	9,050	5,255

Effect of currency translation on cash	273	59	(214)	201	(58)	(259)

Increase (decrease) in cash and cash equivalents	$377	$2,475	$2,098	$431	$(2,065)	$(2,496)

The period-over-period change in cash and cash equivalents of $(2.5) million, from $0.4 million for the nine months ended September 30, 2011 to ($2.1) million for the nine months ended September 30, 2012, reflects our continuing investment in the business. Our primary uses of cash are for funding working capital including component inventory for the increased production of machines and additions to property and equipment, which includes the cash portion of our purchase of the North Huntingdon, Pennsylvania facility.

Operating Activities

Below is a reconciliation of net loss adjusted for non-cash items (including depreciation and equity based compensation) and the effect of changes in assets and liabilities to determine net cash used for operating activities.

	December 31,		Period-over- period change	September 30,		Period-over- period change
	2010	2011		2011	2012
	$ in thousands

Net loss	$(5,180)	$(7,617)	$(2,437)	$(5,027)	$(10,750)	$5,723
Depreciation	1,072	1,170	98	831	1,258	(427)
Equity based compensation	—	—	—	—	7,735	(7,735)
Changes in assets and liabilities:
Accounts receivable	(1,662)	1,240	2,902	283	(1,107)	(1,390)
Related party receivable	(90)	(214)	(124)	(199)	351	550
Inventories	614	(1,368)	(1,982)	(714)	(5,310)	(4,596)
Prepaid expenses and other current assets	259	(14)	(273)	(270)	(732)	(462)
Accounts payable	(386)	(213)	173	(141)	1,042	1,183
Accrued expenses and other current liabilities	(325)	(56)	269	414	1,278	864
Accrued income taxes	200	1,007	807	532	(955)	(1,487)
Deferred revenue and customer deposits	(538)	3,839	4,377	1,249	(2,178)	(3,427)
Other assets and liabilities — net	124	(209)	(333)	(291)	284	575

	(1,804)	4,012	5,816	863	(7,327)	8,190

Net cash used for operating activities	$(5,912)	$(2,435)	$3,477	$(3,333)	$(9,084)	$5,751

Net cash used by operating activities increased by $5.8 million to $9.1 million for the nine months ended September 30, 2012, compared to $3.3 million for the nine months ended September 30, 2011. This was primarily due to a $5.3 million increase in inventory, as production continued for machines ordered by customers for delivery in the fourth quarter of 2012 and first quarter of 2013.

Although the net loss in 2011 increased $2.4 million from 2010, net cash used by operating activities decreased by $3.5 million in 2011 compared to 2010. This improvement was due to the increase in deferred revenue as $4.4 million in cash was received from customers before December 31, 2011 for machines recognized as revenue in future periods.

Investing Activities

Investing activities consist primarily of capital expenditures for internally manufactured machines that are installed and used at our PSCs. In May 2012, we acquired our Pennsylvania facility from a third party for $3.3 million, of which $2.7 million was financed. Capital expenditures for the nine months ended September 30, 2011 and September 30, 2012 were $0.2 million and $2.0 million, respectively. Capital expenditures for the years ended December 31, 2010 and 2011 were $1.8 million and $1.1 million, respectively.

Financing Activities

Financing activities consist principally of borrowings and payments on our outstanding debt and proceeds from sale-leaseback transactions.

	December 31,		Period-over-	September 30,		Period-over-
	2010	2011	period change	2011	2012	period change
	$ in thousands
Borrowings under line of credit	$—	$—	$—	$—	$905	$905
Proceeds from sale-leaseback transactions	—	—	—	—	2,252	2,252
Proceeds from long-term debt	—	2,399	2,399	1,108	—	(1,108)
Payments on long-term debt and capital lease obligations	(4,479)	(808)	3,671	(603)	(1,373)	(770)
Proceeds from borrowings on demand note payable member	12,290	3,938	(8,352)	3,290	7,266	3,976
Member contribution	—	402	402	—	—	—

Net cash provided by financing activities	$7,811	$5,931	$(1,880)	$3,795	$9,050	$5,255

Net cash of $9.1 million was provided by financing activities for the nine months ended September 30, 2012 compared to $3.8 million for the nine months ended September 30, 2011. The increase reflects the funds drawn from the demand note payable to the majority member which was needed for additional working capital and proceeds of $2.3 million from sale-leaseback transactions.

Net cash of $5.9 million was provided by financing activities in 2011 compared to $7.8 million in 2010, reflecting less funding required from the majority member for working capital needed to produce new machines for installation at our PSCs and delivery to third-party customers.

Financing Agreements

Rockwell Line of Credit. During 2012, we entered into the Rockwell Line of Credit (a demand note payable to majority member) with RFP (also referred to in the consolidated financial statements as a demand note payable member), which is unlimited in amount. It provides for borrowing, repayment and reborrowing from time to time. Borrowings under the Rockwell Line of Credit bear interest at the rate of 8% per annum and are repayable, in whole or part, upon demand of RFP. As of September 30, 2012, we had aggregate borrowing of $7.3 million, outstanding under the Rockwell Line of Credit.

Line of Credit. We have a line of credit and security agreement with a German bank guaranteed by our majority member for $1.9 million (€1.5 million). Of this amount, $1.0 million (€0.8 million) is available for cash advances or for short-term loans. Interest rates for the overdraft (6.2% as of September 30, 2012) or short-term loans (1.8% as of September 30, 2012) are variable based on the current market rates established by the German bank. Amounts in excess of the $1.0 million (€0.8 million) are available for additional bank transactions requiring security (i.e. bank guarantees, leasing, letters of credit, etc.) and additional cash borrowings are available at an increased interest rate (16% as of September 30, 2012). There are no fees associated with the unused portion of either line. Borrowings outstanding under this agreement were $0.9 million as of September 30, 2012. There were no outstanding borrowings on the agreement at December 31, 2011. We notified the bank in December 2012 that we are not in compliance with an equity-to-asset ratio covenant related to this facility. According to the terms of the agreement, the bank at its discretion may request additional security to maintain the facility. In the event that the bank exercises its discretion and requests additional security related to the credit facility, we expect to fund this security through either existing cash, additional loans from the majority stockholder, or a combination thereof. There are no related impacts on other existing lending agreements and we do not expect an impact to our future financing capabilities as a result of our noncompliance. The equity-to-asset ratio covenant included in our line of credit facility requires that a calculation be performed as of December 31 on an annual basis, based upon our German subsidiary’s audited financial statements. Since the calculation is required on an annual basis only, we are not presently able to cure the lack of compliance until the German subsidiary’s 2012 audited financial statements are available, which will not be until after this prospectus is effective. We currently expect to be in compliance with the equity-to-asset ratio at December 31, 2012. In the event of further noncompliance, we will request a waiver of this covenant or seek to amend our existing arrangement.

Capital Leases. We have two capital lease obligations as of September 30, 2012 for equipment financing. One is with a third party bank with monthly payments through May 2015 and the other is with a related party with monthly payments through August 2017.

Facility Financing. We financed the purchase of the Pennsylvania facility through a mortgage with a commercial bank for $2.4 million, a third-party note for $0.3 million and cash. The mortgage loan matures in May 2027, bearing interest at 4% for the first five years, and adjusts to the monthly average yield on U.S. Treasury securities plus 0.325% for the remaining ten years. Monthly payments including principal and interest are $18,000 for the first five years. The third-party note matures in June 2014, requires minimum monthly payments of $2,000, and bears interest at 6% per annum.

Notes Payable. Our variable interest entities (Lone Star and TMF) have entered into loan agreements to finance the purchase of our machines that we placed at our PSCs in the United States. They also entered into loan agreements to fund the purchase of our PSCs. We have the following building and equipment notes outstanding as of September 30, 2012:

Lone Star Metal Fabrication, LLC

Building note payable – to a bank. The note is payable upon demand, with monthly payments including interest of 7% amortizing through July 2014. Unpaid principal balance is approximately $736,000 at September 30, 2012. The debt is guaranteed by our majority member.

Troy Metal Fabricating, LLC

Building note payable – to a bank. The note is payable upon demand with monthly payments including interest at Daily BBA LIBOR plus 2.45% through April 2013. Interest is fixed at 6.8% under an interest rate swap (see below). Unpaid principal balance is approximately $765,000 at September 30, 2012.

Equipment note payable – to a bank. The note is payable upon demand and bears interest at LIBOR plus 2.75% through April 2013. Unpaid principal balance is approximately $280,000 at September 30, 2012.

Equipment note payable – to a bank. The note is payable upon demand with monthly payments including interest of Daily BBA LIBOR plus 2.75% through January 2014. Interest is fixed at 6.68% under an interest rate swap (see below). Unpaid principal balance is approximately $280,000 at September 30, 2012.

Equipment note payable – to a bank. The note is payable upon demand with monthly payments including interest of 4.83% through December 2016. Unpaid principal balance is approximately $1,116,000 at September 30, 2012.

Equipment line of credit – to a bank. The equipment line of credit converted to term debt at January 2012; monthly payments including interest of Daily BBA LIBOR plus 2.75% through December 2016. Unpaid principal balance is approximately $941,000 at September 30, 2012.

The debt is guaranteed by us and related parties that are controlled by our majority member. It is collateralized by the machines at our PSCs and a building.

Interest Rate Swap Agreements

We entered into interest rate swap agreements in June 2008. We utilize the interest rate swaps for the purpose of managing risks related to the variability of future earnings and cash flows caused by changes in interest rates. Under the terms of the agreement, we agree to pay interest at the fixed rates and we will receive variable interest from the counterparty.

The significant terms of the interest rate swap agreements are presented in the following table:

	TMF Building note	TMF Equipment note

Notional amount	$860,000	$1,970,000

Fixed rate	6.80%	6.68%

Floating rate	Daily BBA LIBOR plus 2.45%	Daily BBA LIBOR plus 2.75%

Maturity date	April 2, 2013	April 2, 2013

The fair value of the interest rate swap on the TMF Building note was a liability of approximately $40,000 at December 31, 2011 and $18,000 at September 30, 2012. The fair value of the interest rate swap on the TMF Equipment note was a liability of approximately $20,000 at December 31, 2011 and $5,000 at September 30, 2012. These obligations are presented within accrued expenses and other current liabilities in the condensed consolidated balance sheets. We recognized income of approximately $41,000 and $37,000 in the nine months ended September 30, 2011 and September 30, 2012, respectively on these contracts, which is recognized as a reduction to interest expense. We recognized income of approximately $56,000 in 2011 and $18,000 in 2010 on these contracts, which is recognized as a reduction to interest expense.

Transactions with VIEs

We lease the real property used by our Houston, Texas PSC from Lone Star under a triple net lease with a base rent of approximately $95,000 per year through March 31, 2019. We lease the real property used by our Troy, Michigan PSC from TMF under a triple net lease with a base rent of approximately $138,000 per year through March 31, 2018.

We lease certain equipment used at our Troy, Michigan PSC from TMF under various leases with aggregate rent of approximately $1,502,000 per year the last of which expires 2017. Neither of the equipment leases provides a purchase option for us with respect to the equipment.

The lease expense incurred by us and the lease income earned by the VIEs is eliminated in consolidation.

Other Financial Information

We believe EBITDA is meaningful to our investors to enhance their understanding of our financial performance. Although EBITDA is not necessarily a measure of our ability to fund our cash needs, we understand that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare our performance with the performance of other companies that report EBITDA. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as net income (loss) attributable to the controlling interest (as calculated under GAAP) plus income of noncontrolling interest, taxes, interest, net, depreciation, and other (income) expense, net. Disclosure in this prospectus of EBITDA, which is a “non-GAAP financial measure,” as defined under the rules of the SEC, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA should not be considered as an alternative to net income, income from continuing operations or any other performance measure derived in accordance with GAAP. Our presentation of EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

The following table reconciles net loss attributable to the controlling interest to EBITDA for the periods presented in this table and elsewhere in this prospectus.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

	December 31,		September 30,
	2010	2011	2011	2012
	(unaudited) $ in thousands
Net loss attributable to the controlling interest	$(5,508)	$(8,037)	$(5,271)	$(11,070)
Net income of noncontrolling interest	328	420	244	320
Taxes	198	1,031	709	171
Interest, net	1,114	1,565	1,186	540
Depreciation	1,072	1,170	831	1,258
Other (income) expense, net	(197)	(154)	34	(71)

EBITDA(A)	$(2,993)	$(4,005)	$(2,267)	$(8,852)

(A)	Net loss attributable to the controlling interest and EBITDA includes a non-cash equity based compensation expense of $7.7 million for the nine months ended September 30, 2012.

Contractual Commitments.

Future contractual payments at September 30, 2012 consist of long-term debt and leases (operating and capital), which are discussed in greater detail below.

	September 30, 2012
	$ in thousands
	Total	Less than One year	1 -3 years	4 – 5 years	More than 5 years
Long-term debt (including current portion)	$6,818	$1,950	$2,899	$1,969	—
Leases:
Operating	544	433	111	—	—
Capital	2,188	553	1,335	300	—

	$9,550	$2,936	$4,345	$2,269	—

Leases

Operating

We lease certain vehicles and equipment under operating leases. We expect leases that expire to be renewed or replaced by leases on other properties. Rental expense amounted to approximately $0.8 million in 2010 and $0.4 million in 2011.

Capital

We entered into sale-leaseback transactions to finance 3D printing machines that we manufactured and installed at our PSC’s.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Person Transactions.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities and, when we consider it to be appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Interest rates

Our exposure to market risk for changes in interest rates relates primarily to debt instruments held with variable interest rates. From time to time, we may use derivative financial instruments, including interest rate swaps, collars or options, to manage our exposure to fluctuations in interest rates. At September 30, 2012, we held two interest rate swaps which converted the interest rates on two equipment notes payable to a fixed rate of 6.80% and 6.68%, respectively. At September 30, 2012, we held approximately $1.2 million in debt instruments with variable rates. A hypothetical interest rate change of 1.0 percentage point, or 100 basis points, on these debt instruments would result in an increase in our annual interest expense of less than $0.1 million.

Foreign exchange rates

We transact business globally and are subject to risks associated with fluctuating foreign exchange rates. The geographic areas outside the United States in which we operate are generally not considered to be highly inflationary. Approximately 70.7% in 2010 and 70.0% in 2011 and 72.5% and 63.0% for the nine month periods ended September 30, 2011 and 2012 of our consolidated revenue was derived from sales outside of the United States. A hypothetical change in foreign exchange rates of +/- 10.0% for the nine months ended September 30, 2012, would result in an increase (decrease) in revenue of approximately $1.0 million.

This revenue is generated primarily from the operations of our foreign subsidiaries in their respective countries and surrounding geographic areas. The revenue is primarily denominated in each subsidiary’s local functional currency including the Euro and Japanese Yen. These subsidiaries incur most of their expenses (other than intercompany expenses) in their local functional currencies.

Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year end exchange rates and are included in members’ equity (deficit) as a component of comprehensive loss. Revenue and expense accounts are translated at average exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to operations as incurred, except for intercompany receivables and payables for which settlement is not planned or anticipated in the foreseeable future, which are included in accumulated other comprehensive loss in the consolidated balance sheets.

BUSINESS

The Company

We are a global provider of 3D printing machines and printed products to industrial customers. Our business primarily consists of manufacturing and selling 3D printing machines and printing products to specifications for our customers using our in-house 3D printing machines. We offer pre-production collaboration and print products for customers through our PSCs, which are located in the United States, Germany and Japan. We build 3D printing machines at our facilities in the United States and Germany. We also supply the associated products, including consumables and replacement parts, and services, including training and technical support, necessary for purchasers of our machines to print products. We believe that our ability to print in a variety of industrial materials, as well as our industry-leading printing capacity (as measured by build box size and printhead speed), uniquely position us to serve the needs of industrial customers.

Our 3D printing machines use our technology, powdered materials, chemical binding agents and integrated software to print 3D products directly from computer models by repeatedly depositing very thin layers of powdered materials and selectively placing chemical binding agents to form the finished product. One of our key industry advantages is that our machines are able to print products in materials which are desired by industrial customers. Currently, our 3D printing machines are able to manufacture casting molds and cores from specialty silica sand, and ceramics, which are the traditional materials for these casting products. We are capable of printing in silica sand, ceramics, stainless steel, bronze, and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum, and magnesium.

We believe that we are a leader in providing 3D printing machines, 3D printed products and related services to industrial customers in the aerospace, automotive, heavy equipment, energy/oil/gas and other industries. Each of the following customers are among our top ten customers (based on cumulative revenue for 2011 and the nine months ended September 30, 2012 and machine revenue only for 2010) in the indicated industry; however, these customers do not necessarily account for ten percent or more of our revenue during that period. As an industrial 3D printing and emerging growth company, we believe that continued introduction and acceptance through use of our products and machines without regard to revenue volume, by leaders in various industries is critical to us obtaining more general acceptance of our technology by industrial companies. The following customers are a sample of companies that are using our industrial products and machines in the industries that we serve. Our customers in the aerospace industry include Magellan Aerospace Corporation, Boeing and Mitchell Aerospace Inc. Our customers in the automotive industry include Ford Motor Company, Bavarian Motor Works (“BMW”) and Tesla Motors, Inc. Our customers in the heavy equipment industry include Caterpillar, Inc., Deere & Company, and Bosch Rexroth and our customers in the energy/oil/gas industry include ITT Corp. and the KSB Group.

Our business began as the advanced manufacturing business of Extrude Hone Corp., which manufactured its first 3D printing machine in 2003 using licensed technology developed by researchers at MIT. In 2005, our business assets were transferred into The Ex One Company, LLC, when Extrude Hone Corp. was purchased by another company. In 2007, S. Kent Rockwell acquired our business assets through Ex One Acquisition Company, a Delaware limited liability company, for $3.3 million in cash and the assumption of $3.9 million in debt through RFP and changed our name to The Ex One Company, LLC. As of January 1, 2013, that LLC was merged with and into a newly created Delaware corporation, which changed its name to The ExOne Company. Mr. Rockwell (through RFP and affiliated entities) and our other owners have invested another $31.9 million in equity in our company and related entities through January 23, 2013. (Our owners initially capitalized the company with a $10.0 million equity investment. Mr. Rockwell through his indirectly wholly-owned company Rockwell Holdings Inc. has invested another $18.9 million in the form of preferred interests issued through December 31, 2011 and approximately $3.0 million in equity of related entities.) Under the Rockwell Line of Credit, Mr. Rockwell has also lent to us $9.8 million as of January 23, 2013, at 8% interest, payable on demand. The primary goals of these investments were to: increase the scale, speed and efficiency of our 3D printing machines; expand the range of qualified materials in which our machines can print; and position us to compete in the rapidly evolving 3D printing market. As a result, we have significantly reduced our unit cost of production over time, thereby expanding the potential market for our machines and products.

Our revenues for the year ended December 31, 2011 were $15.3 million, as compared to $13.4 million for the prior year period, and for the first nine months of 2012 were $15.9 million, as compared to $12.6 million for the same period in 2011. Our EBITDA was ($8.9) million for the first nine months of 2012, as compared to ($2.3) million for the same period in 2011. Our EBITDA for the nine months ended September 30, 2012 includes a non-cash equity based compensation expense of $7.7 million. See note 7 to the table set forth in “—Summary Consolidated Financial Data” for a reconciliation of EBITDA to net loss.

	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(unaudited)
Machine Units Sold(A)
S 15	2	2	2	1
S Max	2	1	1	4
S Print	—	1	1	—

Total	4	4	4	5

(A)	See “Business—Our Machines and Machine Platforms” for a description of the machines.

During the nine months ended September 30, 2011 and 2012 and the twelve months ended December 31, 2010 and 2011, we conducted a significant portion of our business with a limited number of customers. Our top five customers represented approximately 46% and 42% of total revenue for the nine months ended September 30, 2011 and 2012, respectively, and approximately 43% and 47% of total revenue in 2010 and 2011, respectively. These customers primarily purchased 3D printing machines. Sales of 3D printed parts and consumables tend to be from repeat customers that may utilize the capability of our PSCs for three months or longer. Sales of 3D printing machines are low volume and generate significant revenue but the same customers do not necessarily buy machines in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenue from 3D printing machines, as described above does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on period to period financial results.

We incurred net losses of approximately $5.2 million and $7.6 million for the years ended December 31, 2010 and 2011, respectively, and had an accumulated deficit of approximately $15.6 million as of December 31, 2011. As shown in the accompanying unaudited condensed consolidated financial statements, we incurred a net loss of approximately $10.7 million for the nine months ended September 30, 2012, and had a working capital deficit of approximately $7.3 million. These conditions raise substantial doubt as to our ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from doubt as to our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon the continued financial support of our majority member, our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations. We believe that we will be able to raise additional capital or debt sufficient to support our operations. However, we can give no assurance that profitable operations or sufficient cash flows will occur in the future.

Mr. Rockwell serves as our Chairman and Chief Executive Officer. Mr. Rockwell previously served as Chairman and Chief Executive Officer of McEvoy Oilfield Equipment (1978-1982), Appalachian Timber Services (1986-2012), Special Metals Corp. (1987-1989), Astrotech International, which was a public company (1989-1997), SenSyTech Inc., which was a public company (from 1998 until its sale to Argon ST, Inc. in 2005), and Strata Products Worldwide (1992-2010).

Our management team also includes David Burns, our President and Chief Operating Officer, who has been with ExOne since 2005. He is the former Chief Executive Officer of Gleason Corp. (2001-2005). He is a member of the board of directors and former Chairman of The Association for Manufacturing Technology, a national association dedicated to promoting innovative manufacturing technologies such as 3D printing. We believe that our management team, including Mr. Rockwell and Mr. Burns, has the skills to continue to grow our business. See “Management.”

We intend to use a portion of the proceeds of this offering to further improve the efficiency and capacity of our machines, to expand the number of materials from which we can make products and to increase the number and locations of our PSCs. See “Use of Proceeds” and “— Customers and Sales — Production Service Centers.”

The Additive Manufacturing Industry and 3D Printing

3D printing is the most common type of an emerging manufacturing technology broadly referred to as AM. In general, AM is a term used to describe a manufacturing process that produces 3D objects directly from digital or computer models through the repeated deposit of very thin layers of material. 3D printing is the process of joining materials from a digital 3D model, usually layer by layer, to make objects using a printhead, nozzle or other printing technology. The terms “AM” and “3D printing” are increasingly being used interchangeably as the media and marketplace have popularized the term 3D printing rather than AM, the industry term. AM represents a transformational shift from traditional forms of manufacturing (e.g., machining or tooling) sometimes referred to as subtractive manufacturing. We believe that AM and 3D printing are poised to displace traditional manufacturing methodologies in a growing range of industrial applications. Our 3D printing process differs from other forms of 3D printing processes in that we use a chemical binding agent and focus on industrial products and materials.

The following uses of AM are described by IDA Science and Technology Policy Institute, Additive Manufacturing: Status and Opportunities, March 2012:

•

Casting Patterns and Tooling. A broad application of AM is creating patterns for casting molds and for tooling. Casting molds are used to make metal parts by pouring molten metal into the casting mold. We print molds directly from CAD data. In contrast, the traditional process requires a wooden pattern to be built to create the mold.

•

Direct Part Manufacturing. Direct part manufacturing is the creation of products for an end user. We expect direct part production to be the fastest growing application for AM industrial applications. Direct part manufacturing grew to nearly 20% of total AM revenues in 2010, up from approximately 4% in 2003, according to the 2011 Wohlers Report.

•

Prototyping. AM is used for the creation of prototypes, 3D models and functional models as part of a product design process whereby a product is printed, evaluated, redesigned and printed again. Many of our competitors print prototypes in resin polymers or other plastics. Our advantage in prototyping over our competitors who use resin polymers is that we are able to make a prototype for our industrial customers in industrial materials so that their function may be more accurately tested.

Our 3D printing process provides several benefits over traditional design methods and manufacturing processes, the most critical of which are:

•

Design Freedom. 3D printing allows designers and engineers the freedom to manufacture a part that very closely matches their optimal design and expands design possibilities. Traditionally, designers of products have had to make design compromises based on the limitations of how products are created through subtractive manufacturing (i.e., the removal of material from a solid object). 3D printing, on the other hand, permits the manufacture of intricate and complex products which would not be possible or economically feasible to design and produce using subtractive manufacturing.

•

Reduced Cost of Complexity. 3D printing technology makes complex products in the same way, and at essentially the same cost, as simple ones. The 3D printing process of building parts by layering very small amounts of material can just as easily make a simple solid product as a highly complex and intricate product. Because a complex product can require less material than a simple solid product, the complex product may be even less expensive to make using 3D printing technology than a simple product. In contrast, in subtractive manufacturing, the cost of production generally increases with the complexity of the manufactured product.

•

Mass Customization. 3D printing allows products to be customized with little or no incremental cost because their manufacture is directed by CAD designs without the need for substantial retooling between prints. Each product printed using 3D printing can be identical to, or radically different from, other products that are printed concurrently. Subtractive manufacturing, by contrast, does not provide this flexibility. For example, 3D printing permits us to manufacture products that are identical except each part can have a unique quick response code inscribed on the part to support product tracking.

•

Co-Located/Just-in-Time Manufacturing. 3D printing facilities are able to be located in close geographic proximity to customers because, unlike traditional manufacturing methods, 3D printing is not labor intensive and has low tooling and set-up costs. When establishing a manufacturing facility for subtractive manufacturing, labor is often the most important cost variable. As a result, manufacturing operations are often located offshore or in geographically remote locations where labor is cheaper. The proximity of 3D printing operations to customers’ facilitates improves integration and collaboration with product engineers and designers and reduces shipping costs. This proximity also provides customers with an important supply chain management tool by supporting just-in-time availability of products without large inventory buildup.

•

Reduced Time Between Design and Production. 3D printing reduces the time required between product conception and production. 3D printing designs can be altered quickly, remotely and inexpensively without costly extensive retooling as the design is refined. We believe that increasing the speed at which products can be designed, prototyped and integrated into full-scale production is a priority for our industrial customers.

According to estimates contained in the Wohlers Report, the market for AM, including 3D printing, will achieve a CAGR in excess of 18% over the coming eight years and exceed $6.5 billion in revenue annually by 2019, up from $1.7 billion in 2011. The Wohlers Report defines the market for AM as (1) products, including “AM systems, system upgrades, materials, and aftermarket products” and (2) services, specifically including “revenues generated from parts produced on AM systems by service providers, system maintenance contracts, training, seminars, conferences, expositions, advertising, publications, contract research, and consulting.”

We believe that our market opportunity is much larger than the Wohlers Report estimates. In addition to the market described in the Wohlers Report, we believe that our market opportunity includes both (1) the replacement of a substantial part of traditional manufacturing technology equipment sold globally, (2) the end market production of many industrial products and (3) tooling, parts made from tooling, and castings for industrial end markets.

The global market for machine tools totaled $92.7 billion in 2011, according to the 2012 World Machine Tool Output & Consumption Survey. In addition, according to the American Foundries Society, the U.S. market for metal castings was $29.5 billion in 2011. The American Foundries Society forecasts 15.2% growth for motor vehicle castings (aluminum), 4.8% growth for construction machinery equipment castings (steel), and 14.4% growth for pump and pump compressor castings (copper alloy) between 2011 and 2014. We have supplied sand casting molds and cores produced using our 3D printing technology to each of these key industrial end markets.

In subtractive manufacturing, the cost of production generally increases with the complexity of the manufactured part. With 3D printing, however, the complexity of products printed can be increased without a related increase in cost. As a result, by achieving product efficiency, we are able to reduce our unit cost of production for simple and complex products alike. As technological advances shift our unit cost of production curve down, we are increasingly able to compete with subtractive manufacturing processes, particularly for complex parts, effectively expanding our addressable market.

The chart below provides a general illustration of our potential market opportunity. The upward sloping curve represents the cost to manufacture products using subtractive manufacturing processes, which require the removal of material from solid stock. With increasing complexity, subtractive manufacturing requires additional machining and processing, resulting in increasing costs. The ExOne cost curve is flat relative to complexity, as products are printed or produced based on a CAD drawing, and the actual cost to produce a simple part is the same as a more complex part as no incremental machining or processing is required with complexity. We have demonstrated over time that through utilizing new technology to increase both build box size as well as speed of the printhead, the costs per unit to produce parts has declined with each new generation of machine. As this occurs, there is a larger addressable market of potential customers that see the cost advantage of using this technology relative to subtractive manufacturing processes.

The IDA Science and Technology Policy Institute, Additive Manufacturing: Status and Opportunities, March 2012, maintains that “the fasting growing application for AM parts is as end-use parts (i.e., direct part production). As opposed to rapid prototyping and tooling, where additive manufacturing is used as a step in the design or production process, in direct part production, additive manufacturing creates a final good for sale or use.” We believe that we are well positioned to capitalize on this forecasted growth trend.

ExOne and 3D Printing

We provide 3D printing primarily to industrial customers and end-market users. We believe that we are an early entrant into the AM industrial products market and are one of the few providers of 3D printing solutions to industrial customers, including in the aerospace, automotive, heavy equipment and power fluid handling industries.

Our 3D printing technology was developed over 15 years ago by researchers at MIT. Our machines build or print products from CAD designs by depositing successive very thin layers of particles of materials such as silica sand or metal powder in a “build box.” A moveable printhead passes over each layer and deposits a chemical binding agent in the selected areas where the finished product will be materialized. Each layer can be unique.

Depending on the industrial material used in printing, printed products may need post-production processing. We generally use silica sand or foundry sand for casting, which requires no additional processing. Parts printed in other materials, such as glass or metals, need varying amounts of heat treating or other post-processing.

Our Machines. Our 3D printing machines consist of a build box that includes a machine platform and a computer processor controlling the printheads for applying layers of industrial materials and binding agents. We currently build our machines in both Germany and the United States. See “— Our Machines and Machine Platforms.” Our machines are used to produce molds for castings, products for end users and prototypes. In some situations, we can make prototypes in metal rather than resin polymer or make a part from a mold for the casting of a newly designed part which we then cast at a qualified foundry. As a result, the prototype can be made from the same material as the final production part, which allows more accurate testing of the prototype. We provide a broad spectrum of qualified materials for direct part production and are continuing to qualify additional materials for use in our printing process. See “Competitive Strengths — Industrial Materials.”

Our machines are mostly used to manufacture industrial products which are needed in relatively low volumes, are highly complex and have a high value to the customer. For example, the manufacture of an aircraft requires several complex parts, such as transmission housings (also known as gear-casings), which are needed in relatively low volume and which have a high performance value in the aircraft. There are also a variety of machine parts made in traditional machining processes that can be made more cheaply using those processes. Over time, we may be able to manufacture some of those parts more cost effectively. Our technology is not appropriate for the mass production of simple parts, such as injection molded parts or parts made in metal stamping machines. Traditional manufacturing technology is more economical in making those parts. While we expect over time to be able to increase the kinds of parts that we can make more economically than using subtractive manufacturing, we do not ever expect to use our technology to make simple, low cost mass produced parts.

The bulk of our machines are used to make complex sand molds which are used to cast these kinds of parts for several industries, although in some cases we make the end part directly. We intend to expand the direct part production segment of our business as we grow. In addition, as our technologies advance, and our unit cost of production decreases, we believe we can increase the type and number of products that our 3D printing machines can manufacture in a cost-effective manner, expanding our addressable market.

Post Processing. After a part is 3D printed, the bound and unbound powder in the build box requires curing of the chemical binding agent. In the case of molds and cores, curing occurs at room temperature and the printed part is complete after the binder is cured. In the case of other materials, such as stainless steel, bronze and metallic powders, the part needs to be sintered, or sintered and infiltrated. With sintering, the part is placed into a vacuum furnace in an inert atmosphere to sinter the bonded particles and form a strong bonded porous structure. The porous structure can be further infiltrated with an infiltrant to fill the voids. Typically, the part remains in the sintering furnace for 24 hours, where both sintering and infiltration are performed. After the sintering and infiltration, the part can be polished and finished with a variety of standard industrial methods and coatings.

ExOne Case Studies

The following case studies provide real world illustrations of how our products and services have provided valuable solutions to our customers at significant benefits over traditional subtractive manufacturing.

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Metal Printing for Significant Reduction in Unit Cost and Lead Time: A pump manufacturer needed to manufacture a new impeller design for performance testing, a process whereby a design is created, parts are then made with different configurations of the same part to determine which configuration performs best. We were able to utilize our in-house 3D printing machines at our PSC to produce the impellers in 420 stainless steel from digital renderings provided by our customer. We shipped the impellers within 15 days of our receipt of the purchase order at a cost to the customer of $1,200. Based upon information provided by customers, we estimate that using traditional pattern-based methods of manufacturing to produce the impellers would have cost $5,000 to $15,000 and taken six to twelve weeks.

Digital Renderings:

Final Product:

•

Metal Printing at Lower Cost and Greater Wear Resistance: A manufacturer of down hole drilling equipment desired to extend the life of a down-hole application part that is subjected to pressurized abrasive slurry. At a unit-cost of between $75 and $150 (depending upon size), we were able to produce and ship the part in S4 stainless steel/bronze matrix in only 15 to 20 work days. Based on information provided by the customers, we estimate that conventional manufacturing methods would have cost between $400 and $500. In addition, because of our ability to print in stainless steel and bronze, our parts showed greater wear-resistance than parts made with traditional manufacturing methods.

Final Product:

Greater Wear-Resistance:

Traditionally manufactured part showed wear after 200-300 hours of use.	Part created through our metal printing technology showed no measurable wear after 600 hours of use.

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Metal Printing to Eliminate Custom Tooling and Significantly Reduce Prototype Production Cost and Lead Time: A manufacturer of grill components needed to produce three broiler pan prototypes with a ceramic coating in four weeks. By using 3D printing based on computer designs instead of traditional stamping methods, we eliminated the need for custom tooling and were able to print the prototypes in 420 stainless steel/bronze in four weeks at a cost-per-unit of $2,300. Based on information provided by the customers, we estimate that using traditional stamping methods would have cost $7,900, and would have required between 12 to 20 weeks to complete.

Prototype Broiler Pan with Ceramic Coating

Using CAD renderings and 3D Printing to produce a small number of prototype broiler pans eliminated the time and cost of custom tooling.

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Metal Printing to Reduce Cost and Provide Consistent Delivery Schedules for Complex Designs: A prosthetic device maker uses our 3D printing to produce intricate terminal ends, a component in prosthetic hands, in a cost-effective manner and on a consistent production schedule. Using additive manufacturing, we are able to produce intricate parts, like the terminal end shown below with stainless steel/bronze matrix parts, in batches of eight to 40 units, at a cost-per-unit of between $25 and $150 (depending upon size) in two to three weeks. Based on information provided by the customer, we estimate that traditional manufacturing methods, such as investment casting or conventional machining, would cost between $250 and $1,500 per unit and require between two and eight weeks for production.

3D Printed Prosthetic Hand Component

CAD Rendering of component

Customers and Sales

Educating Our Customers.

Educating our customers and raising awareness in our target markets about the many uses and benefits of our 3D printing technology is an important part of our sales process. We believe that customers who experience the efficiency gains, decreased lead-time, increased design flexibility and decreased cost potential of 3D printing as compared to subtractive manufacturing are more likely to purchase our machines and be repeat customers of our products. We educate our customers on the design freedom, speed and other benefits of 3D printing by providing printing and design services and support through our growing number of PSCs. We also seek to expose key potential users to our products through our PSCs, installed machines at customers’ locations, university programs and sales and marketing efforts. See “Business — Our Business Strategy.”

Production Service Centers.

We have established a network of five PSCs in North Huntingdon, Pennsylvania; Troy, Michigan; Houston, Texas; Augsburg, Germany; and Kanagawa, Japan. Through our PSCs we provide sales and marketing and delivery of support and printing services to our customers. At our PSCs, our customers see our printing machines in operation and can evaluate their production capabilities before ordering a machine or a printed product. The PSCs are scalable and have a well-defined footprint that can be easily replicated to serve additional regional markets. As described below, placing our PSCs in strategic locations around the world is an important part of our business strategy. See “Business — Our Business Strategy.”

For all customers, we offer the following support and services through our PSCs:

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Pre-production Collaboration. We provide pre-production collaboration services to both purchasers of our machines and to customers of products printed on our own machines through our PSCs. Our services include data capture using software that enables customers to translate their product vision into a digital design format that can be used as an input to our 3D printing equipment. We help our customers successfully move from the design stage to the production stage and help customers evaluate the optimal design and industrial materials for their production needs. For example, we worked with a customer to design and manufacture parts that eliminated significant weight from a helicopter, which was possible because of the precision of our AM process. Our machines are also able to deliver a replacement for a product broken by the customer rapidly or often immediately because we will already have the production computer file. Using subtractive manufacturing would take much longer.

•	Consumables. We provide customers with the inputs used in our 3D printing machines, including tools, printing media/industrial materials and bonding agents.

•

Training and Technical Support. Our technicians train customers to use our machines through hands-on experience at our PSCs and provide field support to our customers, including design assistance, education on industrial materials, operations and printing training, instruction on cleaning and maintenance and troubleshooting.

•	Replacement Parts and Service. For the first year after purchase of one of our machines, we provide complimentary service and support. Thereafter, we offer a variety of service and support plans.

Our Competitive Strengths

We believe that our competitive strengths include:

•

Volumetric Output Rate. We believe that our 3D printing machines provide us the highest rate of volume output per hour among competing AM technologies. Because of our early entrance into the industrial market for AM and our investment in our core 3D printing technology, we have been able to improve the printhead speed and build box size of our machines. As a result, we have made strides in improving the output efficiency of our machines, as measured by volume output per unit of time. For example, the machine cost per cubic inch for our mid-size Flex machine is approximately 5% of the comparable machine cost of its predecessor, the R 2, assuming a constant 80% utilization rate and five-year useful life. With continued advances in our core 3D printing technologies, we believe that our cost of production will continue to decline, increasing our ability to compete with subtractive manufacturing processes, particularly for complex products, effectively expanding our addressable market.

•

Printing Platform Size. The size of the build box area and the platform upon which we construct a product is important to industrial customers, who may want to either make a high number of products per job run or make an industrial product that has large dimensions and is heavy in final form. Our 1,260-liter platform for our “S Max” machine is one of the largest commercially available 3D printing build platforms. We believe that our technology and experience give us the potential to develop even larger build platforms to meet the production demands of current and potential industrial customers. In addition, we have created machine platforms in four size ranges in order to cater to the varying demands of our customers. Our two largest platforms, the Max and Print machines, are differentiated from the machines of our competitors in their ability to print in an industrial size and scale. Our Lab size platform provides a small build box for lab work and experimentation.

•

Industrial Material. Currently, our 3D printing machines are able to manufacture casting molds and cores from specialty silica sand and ceramics, which are the traditional materials for these casting products. We are capable of printing in silica sand, ceramics, stainless steel, bronze and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum and magnesium. There is significant demand for products made in these materials. Most AM companies, however, cannot print industrial products in these materials and focus instead on polymer applications.

•

Chemical Binding. We use liquid chemical binding agents during the printing process. We believe that our unique chemical binding agent technology can more readily achieve efficiency gains over time than other AM technologies such as laser-fusing technologies. For instance, in order to increase the print speed of laser-based technologies, another expensive industrial laser must be added to the manufacturing process, raising the unit cost of production.

•

International Presence. Since our inception, we have structured our business to cater to major international markets. We have established at one or more PSC in each of North America, Europe and Asia. Because many of our current or potential customers are global industrial companies, it is important that we have a presence in or near the areas where these companies have manufacturing facilities.

•

Co-location of High Value Production. Over the last few years, many U.S. industrial manufacturers have out-sourced parts supply or otherwise created long, relatively inflexible supply chains for their high-complexity, high-value parts. We believe that over the next few years, many of these companies will need to build these parts in the United States, near their main manufacturing facilities, in order to be competitive nationally and internationally. We believe we are well positioned to help these manufacturers co-locate the production of parts so as to optimize customers’ supply chains.

Our Business Strategy

The principal elements of our growth strategy include:

•

Expand the Network of Production Service Centers. Our PSCs provide a central location for customer collaboration and provide customers with a direct contact point to learn about our 3D printing technology, buy products printed by us and purchase our machines. By the end of 2015, we plan to expand our PSC network from the current five locations to fifteen locations. Like our current PSCs, we plan to locate the additional PSCs in major industrial centers near existing and potential customers. While we may adjust the final locations based upon market considerations, our initial plan includes opening a new PSC in South America and on the west cost of the United States by the third quarter of 2013, and opening two additional locations in Asia and Western Europe by the second quarter of 2014.

•

Qualify New Industrial Materials Printable In Our Systems. Currently, our 3D printing machines are capable of printing in silica sand, ceramics, stainless steel, bronze, and glass, and we are in varying stages of qualifying additional industrial materials for printing, such as titanium, tungsten carbide, aluminum, and magnesium. By expanding into these other materials, we believe we can expand our market share and better serve our industrial customer base. We established EXMAL, which focuses on materials testing. We believe EXMAL will assist us in increasing the rate at which we are able to qualify new materials. EXMAL is led by our new Chief Technology Officer, Rick Lucas, whose background includes experience in materials testing and certification. See, “Management.”

•

Increase the Efficiency of Our Machines to Expand the Addressable Market. We intend to invest in further developing our machine technology so as to increase the volume output per unit time that our machines can produce. We recently began selling a new second generation mid-sized platform, the S Print machine. In addition, we are marketing our new M Flex machine and expect to accept orders beginning in the fourth quarter of 2012. See “Our Machines & Machine Platforms.” In both cases, the new machines are designed to increase the volume output per hour over the machines that they will replace through advances in printhead speed and build box size. Achieving improved production speed and efficiency will expand our potential market for our machines and for products made in our PSCs.

•

Focus Upon Customer Training and Education to Promote Awareness. We will use our regional PSCs to educate our potential customers. In addition, we have supplied 3D printing equipment to more than 20 universities and research institutions, in hopes of expanding the base of future adopters of our technology. We established EXTEC in our North Huntingdon headquarters. At EXTEC, technicians will guide our current and prospective customers in the optimal use of 3D printing and customers gain digital access to our 3D printing knowledge database as it continues to evolve. We make EXTEC accessible to universities, individual customers, employees/trainees, designers, engineers and others interested in 3D printing. We will continue to educate the marketplace about the advantages of 3D printing.

•

Achieve Revenue Balance and Diversification. Over the long-term, our goal is to balance revenue between machine sales and PSC production, service contracts and consumables. Machine sales tend to be seasonal, less predictable and generally more heavily impacted by the macroeconomic cycle, as compared to PSC production, service contracts and consumables. We will focus on machine sales during up-swings in the economy and focusing on the sales of our other products and services during periods of decline in industrial capital investment. In addition, as we sell more machines, the machine sales portion of our business will be supplemented by related sales of service, replacement parts and consumables. To avoid being overly dependent on economic conditions in one part of the world, we intend to develop our customer base so that our revenues are balanced across the Americas, Europe and Asia. As overall revenues increase, maintaining this balance will largely be achieved by targeting specific customers and industries for machine sales and by establishing PSCs in each of our key regions.

Our Machines and Machine Platforms

We produce a variety of machines in order to enable designers and engineers to rapidly, efficiently and cost-effectively design and produce industrial prototypes and production parts. The models of our machines differ based on the materials in which they print, build box size and production speeds, but all utilize our advanced technology and designs. The variation in the models of machines that we produce allows for flexibility of use based on the needs of our customers.

We have created machine platforms in four size ranges in order to cater to the job sizes at the machine prices that the market demands. Our two largest platforms, the “Max” size platform and the “Print” size platform, are differentiated from those of our competitors in their ability to print on an industrial size and scale.

We further differentiate our model name by a prefix of either “M” or “S” before the platform name. The S prefix indicates that the machine is largely used for printing molds and cores for castings. The M prefix indicates that the machine is largely used for the direct printing of objects. The largest platform, the Max size, is general used for castings, and therefore the current model in this platform is the S Max. The Print size platform is broadly applicable in a variety of industrial uses, and therefore, we have introduced the platform with both M Print and S Print machines. We anticipate offering the new Flex platform in an M Flex machine. The Lab size platform is primarily sold and used as the M Lab machine.

Our machines come in a variety of sizes and are named for the size of print job they are able to produce. In descending order by capacity are our Max, Print, Flex, and Lab machines.

	Max Platform	Print Platform	Flex Platform	Lab Platform
External Dimensions WxDxH (mm)	7000 x 3586 x 2860	2252 x 2584 x 2114	1674 x 1278 x 1552	965 x 711 x 1066

*Hours Per Job Box	24 hr print time (.28mm layers)	14.5 hrs	14 - 21 hrs	12 hrs

13 hr print time (0.5mm layer)

Print Box Dimensions WxDxH (mm)	1800 x 1000 x 700	780 x 400 x 400	400 x 250 x 250	40 x 60 x 35

Print Box Size (L)	1260	125	25	0.084

Z Axis Resolution (mm)	0.07 mm / 0.09 mm	.15mm	0.10 mm	0.10 mm

Materials	Silica Sand	Silica Sand	420 Stainless Steel	420 Stainless Steel

	Cerabeads	Cerabeads	316 Stainless Steel	316 Stainless Steel

	Ceramics	Ceramics	Bronze	Bronze

		420 Stainless Steel	Glass	Glass

		316 Stainless Steel	Ceramics	Ceramics

Bronze

	Max Platform	Print Platform	Flex Platform	Lab Platform
Select Machine or Printed Products Customers	Caterpillar	Peerless Pump/Grundfos	Marketed and demonstrated in September, 2012	Rochester Institute of Technology

	Ford Motor Company	Ecothermics

	Boeing	Ulterra		Lafayette University

	Bosch Rexroth	HansGrohe		University of Pittsburgh

	Magellan Aerospace Corporation	Industrial Machine and Manufacturing

	Mitchell Aerospace Inc.	LUK USA

Bavarian Motor Works (BMW)

Tesla Motors, Inc.

Deere & Company

ITT Corp.

KSB Group

Best Pumpworks

Ryoyu Systems

*	Hours Per Job Box and Resolution both vary based upon the application.

S Max. The S Max machine, the largest of our machines, has a build box size of 1.8 meters x 1 meter x .7 meters and sells for approximately $1.4 million (based upon average model options and exchange rates). The total time to produce an entire build box on the S Max is approximately 24 hours. We introduced the S Max machine in 2010 to provide improved size and speed over the predecessor model, the S 15. As of the December 31, 2011, we have produced 12 S Max machines and 32 S 15 machines. Our PSCs each generally have at least one S Max or S 15 machine installed on-site, which provides our customers with the ability to print casting molds and cores on an industrial scale.

S Max

S Print/ M Print. Our Print machine platform has been completely redesigned and is our current mid-sized machine platform. The S Print machine provides the same cutting edge technology available in the S Max platform, with an average price point of $800,000 (based upon average model options and exchange rates). The S Print machine is used by customers interested in printing objects made from silica sand and ceramics, with a particular focus on industrial applications for smaller casting cores that are often required for the aerospace industry, especially in hydraulic applications. The build box size permits the use of exotic and expensive print materials, such as ceramics, that are required for high heat/high strength applications. The S Print machine build box is approximately 125 liters. This same basic platform is used in the M Print, which is used by customers interested in direct printing of objects made from metals and glass. The average price point of the M Print is $900,000 (based upon average model options and exchange rates). We expect to start installing S Print machines in each PSC to complement the S Max machines currently in use in the first quarter of 2013.

S Print

M Flex. We are actively marketing our Flex machines and are quoting deliveries for the third quarter of 2013. We expect the M Flex to satisfy the demand for a large range of industrial customers that are interested in directly printing metals, ceramic and glass products. The average price point of $350,000 (based upon average model options and exchange rates) is designed to satisfy demand from industrial production houses. We have developed a collaborative process for assisting the users in production implementation through the EXTEC and EXMAL organizational efforts.

M Flex

M Lab. The M Lab is the smallest of our build platforms. At an average price point of $100,000 (based upon average model options and exchange rates), it is primarily used as a development platform, as well as a teaching tool in an engineering environment. There are over 20 M Lab machines installed at universities and research institutions in the United States and Europe.

M Lab

Other Businesses – Laser Micromachining

We manufacturer the ExMicro Orion™ machine, an integrated machine that combines the use of a short pulse laser with a patented trepanning (which is a type of laser drilling) head to capture and manipulate the laser beam. This machine is used for micromachining of both conventional and exotic materials. By controlling and manipulating the beam, the Orion™ machine, which we build in the United States, can remove microns of material from precise locations with thousands of pulses per second. The beam manipulation capability allows us to shape design features like tapers, making the Orion™ machine an effective tool for production of automotive and aerospace components. The Orion™ machine sells for approximately $1 million, and we delivered the first of these machines to a production customer in the fourth quarter of 2012.

Marketing and Sales

We market our products under the ExOne brand name in our three major geographic regions – the Americas, Europe and Asia. Our sales are made primarily by ten full-time equivalent, in-house sales people. Our sales force is augmented, in certain territories, by representatives with specific industry or territorial expertise. Even where we are supported by a representative, all of our product and service offerings provided by our PSCs are sold directly to customers by us.

We believe that our direct selling relationship helps to create one of the building blocks for our business – the creation of true collaboration between us and industrial customers who are interested in 3D printing. Increasingly, industrial producers are considering shifting from subtractive manufacturing techniques to 3D printing. Our marketing efforts include educating potential customers about 3D printing technology through collaboration starting with pre-production services and continuing with production and technical support at our PSCs.

Currently, our sales people are based in North Huntingdon, Pennsylvania; Troy, Michigan; Houston, Texas; Augsburg, Germany; and Kanagawa, Japan (near Tokyo).

Our Customers

Our customers are located primarily in the Americas, Europe and Asia. We are a party to non-disclosure agreements with many of our customers and therefore are often prohibited from disclosing many of our customers’ identities. Our customers include several Fortune 500 companies that are leaders in their respective markets. The primary markets that we currently serve are:

•	aerospace;

•	automotive;

•	heavy equipment; and

•	energy/oil/gas.

In 2011, Ryoyu Systems was our only customer that was ten percent or more of our revenue. We are currently unable to provide customer information for 2012, based on the timing of our financial statement close and this offering.

During the nine months ended September 30, 2011 and 2012 and the twelve months ended December 31, 2010 and 2011, we conducted a significant portion of our business with a limited number of customers. Our top five customers represented approximately 46% and 42% of total revenue for the nine months ended September 30, 2011 and 2012, respectively and approximately 43% and 47% of total revenue in 2010 and 2011, respectively. These customers primarily purchased 3D printing machines. Sales of 3D printed parts and consumables tend to be from repeat customers that may utilize the capability of our PSCs for three months or longer. Sales of 3D printing machines are low volume and generate significant revenue but the same customers do not necessarily buy machines in each period. Timing of customer purchases is dependent on the customer’s capital budgeting cycle, which may vary from period to period. The nature of the revenue from 3D printing machines, as described above does not leave us dependent upon a single or a limited number of customers. Rather, the timing of the sales can have a material effect on period to period financial results.

	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2010	2011	2011	2012
	(unaudited)
Machine Units Sold(A)
S 15	2	2	2	1
S Max	2	1	1	4
S Print	—	1	1	—

Total	4	4	4	5

(A)	See “Business—Our Machines and Machine Platforms” for a description of the machines

Services and Warranty

We have fully trained service technicians to perform machine installations in the Americas, Europe and Asia. We provide an industry standard one-year warranty on installed machines. Customers can purchase additional service contracts for maintenance and service. Finally, we sell spare parts which we maintain in stock in worldwide, to assist in providing service expeditiously to our customers.

Suppliers

Our largest suppliers (year to date in 2012, based upon dollar volume of purchases) are Bauer GmbH & Co KG, Bosch Rexroth AG and Batz, Burgel GmbH & Co KG). Fuji Film Dimatix, T&S Materials, RPMC Lasers and Intek Systems.

We buy our industrial materials from several suppliers and, except as set forth below, the loss of any one of which would not materially adversely affect our business. We currently have a single supplier of printheads for our 3D printing machines. While we believe that our printheads supplier is replaceable, in the event of the loss of that supplier, we could experience delays and interruptions that might adversely affect the financial performance of our business. Additionally, we obtain certain preproduction services through design and data capture providers, and certain post-production services though vendors with whom we have existing and good relationships. The loss of any one of these providers or vendors would not materially adversely affect our business.

Research and Development

We have invested over $8 million in research and development over the last six years. We spent approximately $1.2 million and $1.5 million on research and development during 2010 and 2011, respectively.

A significant portion of our research and development expenditures have been focused upon:

•	the chemistry of binder formulation;

•	the mechanics of droplet flight into beds of powder;

•	the metallurgy of thermally processing metals that are printed through AM;

•	the mechanics of spreading powders in a job box;

•	the transfer of digital data through a series of software links, to drive a printhead; and

•	synchronizing all of the above to print ever-increasing volumes of material per unit time.

We expect to continue to invest significantly in research and development in the future.

Intellectual Property

Patents and MIT Licenses. Our technology is covered by a variety of patents or licenses for use of patents. We are the worldwide licensee of certain patents of the Massachusetts Institute of Technology (“MIT”) for certain AM printing processes (the “MIT Patents”), with exclusive rights to practice the patents in certain fields including the application of the printing processes to metals (with sublicensing rights), and non-exclusive rights to practice the patents in certain fields including the application of the printing processes to certain non-metals (without sublicensing rights). Additionally, we hold patents as sole or majority owner as a result of our own technological developments and from the acquisition of Prometal RCT GmbH (subsequently renamed ExOne GmbH). Our patents are issued in the United States and in various foreign jurisdictions, including Japan and Germany. As a result of our commitment to research and development (“R&D Commitment”), we also hold process patents and have applied for other patents for equipment, processes, materials and 3D printing applications. The expiration dates of our patents range from 2013 to 2029. We believe that the expiration of patents in the near term will not impact our business.

Certain of the MIT Patents under which we are licensed will expire over the next 24 months. We believe that the expiration of these licenses will not impact our business, however the expiration may allow our competitors that were previously prevented from doing so to utilize binder jetting 3D printing. However, we have developed know-how and trade secrets relative to our 3D printing technology and believe that our early entrance into the industrial market provides us with a timing and experience advantage. Through our investment in our technology, we have been able to qualify industrial materials for use in our 3D printing machines, and we intend to continue such efforts. In addition, we have taken steps to protect much of our technology as a trade secret. Given the significant steps that we have taken to establish our experience in AM for industrial applications, as well as our ongoing commitment to research and development, we intend to maintain our preeminent position in the AM industry market.

We entered into an Amended and Restated Exclusive Patent License Agreement with MIT in June 2011. The terms of the agreement require that we remit both license fees and royalties to MIT based upon worldwide revenue of licensed products, processes and consumables. The term of the agreement commenced on January 1, 2011, and remains in force until the expiration or abandonment of all issued patent rights.

Effective January 22, 2013, we amended our license agreement with MIT related to the MIT Patents. The amendment provides, among other things, that we will pay MIT an annual fee of $100,000 for each of 2011, 2012, 2013, 2014, 2015 and 2016, in satisfaction of a license maintenance fee for such periods. In addition, we will make a one-time payment to MIT of $200,000 in satisfaction of all remaining royalty payments for licensed products, processes or consumables sold either before or after such amendment.

Trademarks. We have registered ExONE as a trademark in the United States. We have filed trademark applications for “EX ONE,” a stylized “X1” and the phrase “Digital Part Materialization” in the United States, Canada, Europe, Japan, China, Korea and Brazil.

Trade Secrets. As is true in the AM industry generally, the development of our products, processes and materials has involved a considerable amount of experience, manufacturing and processing know-how and research and development techniques that are not easily duplicated. We protect this knowledge as a trade secret through the confidentiality and nondisclosure agreements which all employees, customers and consultants are required to sign at the time they are employed or engaged by us.

Competition

Other companies are active in the market for 3D printing products and services. These companies use a variety of AM technologies, including:

•	direct metal deposition;

•	direct metal laser sintering;

•	electron beam melting;

•	fused deposition modeling;

•	laser consolidation;

•	laser sintering;

•	multi-jet modeling;

•	polyjet;

•	selective laser melting;

•	selective laser sintering; and

•	stereolithography.

Some of the companies that have developed and employ one or more AM technologies include: 3D Systems Corporation (including the recently acquired Z Corporation), Stratasys Inc. (including the recently acquired Solidscape, Inc. and Objet Ltd.), EOS Optronics GmbH, EnvisionTEC GmbH, and Solid Model Ltd.

Some of these processes and companies compete with some of the products and services that we provide. Despite the challenging competitive landscape, we believe that we are the only AM printing solutions provider that focuses primarily on industrial applications on a production scale. Our competitive advantages, including the size of our build platforms, the speed of our printing heads, the variety of materials used by industrial manufacturers in which we can print, the industry qualification of many of the materials we print in, our robust market capabilities, and our suite of machine system families offering scale and flexibility, also serve to differentiate us from the other competitors in the AM market.

We also compete with established subtractive manufacturers in the industrial products market. These companies often provide large-scale, highly capitalized facilities that are designed or built to fill specific production purposes, usually mass production. However, we believe that we are well positioned to expand our share of the industrial products market from these manufacturers as AM gains recognition. As our technologies improve and our unit cost of production decreases, we expect to be able to compete with subtractive manufacturing on a wide range of products, thereby expanding our addressable market.

Seasonality

Purchases of our 3D printing machines often follow a seasonal pattern owing to the capital budgeting cycles of our customers. Generally, machine sales are higher in our third and fourth fiscal quarters than in our first and second fiscal quarters.

Backlog

At September 30, 2012, our deferred revenue and customer deposits were $3.0 million. Deferred revenue reflects customer requested deliveries and prepaid deposits and approximates the minimum backlog for machines and maintenance. We estimate the total backlog at our Americas PSCs to be $2.8 million at September 30, 2012. We expect to fulfill our September 30, 2012 backlog for machines and PSCs during the next twelve months.

Environmental Matters

Compliance with federal, state and local laws and regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material impact on capital expenditures, earnings or the competitive position of us and our subsidiaries. We are not the subject of any legal or administrative proceeding relating to the environmental laws of the United States or any country in which we have an office. We have not received any notices of any violations of any such environmental laws.

Employees

As of November 1, 2012, we employed a total of 155 (126 full time) employees at our five locations. None of these employees is a party to a collective bargaining agreement, and we believe our relations with them are good.

Properties

We have five locations. Our corporate headquarters are located in North Huntingdon, Pennsylvania. The size of the facilities at these locations is as follows:

Location	Owned or Leased	Approximate Square Footage
North Huntingdon, Pennsylvania	Owned	42,525 sq. ft.
Troy, Michigan	Leased	19,646 sq. ft.
Houston, Texas	Leased	12,000 sq. ft.
Augsburg, Germany	Leased	Aggregate 38,916 sq. ft.
Kanagawa, Japan	Leased	11,293 sq. ft.

In addition to office space, we maintain manufacturing facilities, primarily for producing our machines, in the above referenced space in Augsburg, Germany and North Huntingdon, Pennsylvania. We intend to expand our manufacturing facility in Germany.

We maintain PSCs in North Huntingdon, Pennsylvania; Troy, Michigan; Houston, Texas; Augsburg, Germany; and Kanagawa, Japan (near Tokyo). We intend to establish up to ten additional PSCs located in various strategic manufacturing centers throughout the world over the next 38 months. See “ Production Service Centers.”

Legal Proceedings

We are not a party to any legal proceedings.

Geographic Information

Our revenues by geographic region for the year ended December 31, 2011 were Americas 30.0%, Europe 37.1% and Asia 32.9% as compared to Americas 29.3%, Europe 51.4% and Asia 19.3% for the same period in 2010, and for the nine months of 2012 were Americas 37.0%, Europe 33.6% and Asia 29.4% as compared to Americas 27.5%, Europe 36.4% and Asia 36.1% for the same period in 2011.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors immediately prior to the completion of this offering. Unless otherwise stated, the address for our executive officers and directors is c/o The ExOne Company, 127 Industry Boulevard, North Huntingdon, Pennsylvania 15642.

Name	Age	Position
S. Kent Rockwell	68	Chairman of the Board and Chief Executive Officer
David Burns	58	President & Chief Operating Officer Director
John Irvin	58	Chief Financial Officer, Treasurer, and Director
Rainer Hoechsmann	46	General Manager of ExOne GmbH
Ken Yokoyama	33	General Manager of ExOne KK
Rick Lucas	47	Chief Technology Officer
Lloyd A. Semple	73	Proposed Director
Bonnie K. Wachtel	57	Proposed Director
Victor Sellier	63	Proposed Director
Raymond J. Kilmer	47	Proposed Director

The following are biographical summaries, including experience, of those individuals who serve as our executive officers and directors:

S. Kent Rockwell – Mr. Rockwell has served as our Managing Member since 2008 and as our Chairman and Chief Executive Officer since the Reorganization. Mr. Rockwell has been the Chairman and Chief Executive Officer of Rockwell Venture Capital, Inc., a private venture capital company, since 1983 and of Appalachian Timber Services, a supplier of timber products for railroads, since 1986. Mr. Rockwell served as Vice Chairman of Argon ST, a public company engaged primarily in defense contracting, from 2004 to 2010. Mr. Rockwell served as the Chairman and Chief Executive Officer of Sensytech Inc., which was engaged in the design, development, and manufacture of electronics and technology products for the defense and intelligence markets in the United States, from 1998 to 2004. He was Chairman and Chief Executive Officer of Astrotech International Corp., a public company in the oilfield supply business, from 1989 to 1997. From 1987 to 1989, he was Chairman and Chief Executive Officer of Special Metals Corp., a producer of super alloy and special alloy long products. From 1978 to 1982, he was Chairman and Chief Executive Officer of McEvoy Oilfield Equipment, a producer of oilfield equipment. Mr. Rockwell served on the Board of Directors of Rockwell International from 1973 until 1982 and served as President of the Energy Products Group of Rockwell International from 1977 to 1982.

David J. Burns – Mr. Burns has served as our President and Chief Operating Officer since 2005 and as a Director since the Reorganization. He has been a trustee for the Rochester Institute of Technology since 2003 and a board member of The Association for Manufacturing Technology since 2001, serving as its chairman from 2004 to 2005. From 1978 to 2005, he was employed by Gleason Corp., a global manufacturer of products related to gear manufacturing, where he was Chief Executive Officer from 2001 to 2005. Mr. Burns has served on the Executive Advisory Council of The Simon School at the University of Rochester since 2002.

John Irvin – Mr. Irvin has served as our Chief Financial Officer since October 1, 2012 and as a Director and our Treasurer since the Reorganization. From 2008 to 2012, Mr. Irvin served as President of PartnersFinancial, a national insurance brokerage company owned by National Financial Partner Corp. (“NFP”), a publicly-traded diversified financial services firm. From 1993 to 2008, he was Chairman and Chief Executive Officer of Innovative Benefits Consulting, Inc., a life insurance consulting firm and wholly-owned subsidiary of NFP. From 1983 to 1993, Mr. Irvin was a partner of Mid Atlantic Capital Group, a financial services company which he co-founded in 1983 and his highest position was vice chairman. In 1979, Mr. Irvin formed the certified public accounting firm of John Irvin and Company. From 1976 to 1979, he was an accountant for Arthur Andersen LLP. From 2000 to 2004, Mr. Irvin served on the board of directors of Sensytech Inc., which was engaged in the design, development, and manufacture of electronics and technology products for the defense and intelligence markets in the United States, and also served on its audit committee from 2000 to 2002, and as chairman of the audit committee from 2002 to 2004. Upon the merger of Sensytech Inc. into Argon ST, Inc., a public company engaged primarily in defense contracting, he served as director and chairman of the audit committee from 2004 to 2010. He has served on The American College Foundation Board since 2010.

Rainer Hoechsmann – Mr. Hoechsmann has served as General Manager of ExOne GmbH, a subsidiary of us, since 2003 and is responsible for operations in Europe. Mr. Hoechsmann is the inventor and co-inventor of certain AM technology covered by a number of our patents. In 2003 he co-founded Prometal RCT GmbH in Augsburg, which is the predecessor to ExOne GmbH. In 1999, he co-founded Generis GmbH, one of the first companies implementing 3D printing applications, in Augsburg, Germany. Mr. Hoechsmann has received a number of industry awards, including the OCE Printing Award from OCE Printers AG, the Technical University of Munich Award for 3D Printing and McKinsey & Company Start-Up Award. He is a member of the Association of German Engineers.

Ken Yokoyama – Mr. Yokoyama is the General Manager of ExOne KK, a subsidiary of ExOne since 2008. He is responsible for overall management of the Japan and Asia operations. From 2005 to 2008, he was the Technical Manager of ExOne KK. From 2004 to 2005, he was the Process Engineer for Extrude Hone KK.

Rick Lucas – Mr. Lucas has served as our Chief Technology Officer since June 2012. He served in various positions from October 2001 to June 2012 at Touchstone Research Laboratory, a broad-based product development research facility that focuses on the development of next-generation materials and products, where he directed operations and research activities and served as Director of Operations from March 2010 to June 2012. From November 1989 to October 2001, Mr. Lucas managed product development for Lake Shore Cryotronics, a privately held developer of cryogenic temperature sensors and other instrumentation. He is currently serving on the National Additive Manufacturing Innovation Institute (NAMII) governance board.

The following are biographical summaries, including experience, of those individuals (other than S. Kent Rockwell, David Burns and John Irvin) who are proposed to serve as our directors but have not yet been elected to that office:

Lloyd A. Semple – Mr. Semple will begin serving on our Board of Directors effective upon consummation of this offering. He has been a professor of law at the Detroit Mercy School of Law in Detroit, Michigan since 2004 and its dean since 2009. Prior to 2004, he practiced law at Dykema Gossett, a Detroit-based law firm, where he was Chairman and Chief Executive Officer from 1995 to 2002. He has served as outside counsel and director for several business enterprises. He was a director of Argon ST, Inc. a public company engaged primarily in defense contracting, from 2004 to 2010.

Bonnie K. Wachtel – Ms. Wachtel will begin serving on our Board of Directors effective upon consummation of this offering. She is a principal of Wachtel & Co., Inc., an investment firm in Washington, DC involved with the development of growing companies. Since joining Wachtel & Co., Inc,. in 1984, Ms. Wachtel has been a director of more than a dozen public and private corporations. She has been a director of VSE Corporation (Nasdaq:VSEC) a provider of engineering services principally to the federal government, since 1991 and of Information Analysis Inc, a provider of IT technical services, since 1992. She was a director of Integral Systems Inc (Nasdaq: ISYS) a provider of satellite related software and services, from 2010 to 2011. She was also a director of Acies Corporation, a payment systems processor, from 2006 to 2008. Ms. Wachtel serves on the Listing Qualifications Panel for Nasdaq. She practiced law at Weil, Gotshal & Manges in New York from 1980 to 1984. She is a certified financial analyst.

Victor Sellier – Mr. Sellier will begin serving on our Board of Directors effective upon consummation of this offering. He co-founded Argon Engineering Associates, Inc., the predecessor company to Argon ST, Inc., a public company engaged primarily in defense contracting, in 1997. He served as Argon ST’s Vice President of

Business Operations and Secretary from 2004 to 2007, as its Chief Financial Officer and Treasurer from 2005 to 2007, and was Argon ST’s Executive Vice President from 2007 to 2009. He served as a Director of Argon ST, Inc. from 2004 to 2010. From 1995 to 1997, Mr. Sellier served as the Vice President and Assistant General Manager of the Falls Church Division of Raytheon E-Systems, (NYSE). From 1989 to 1995, he served as Vice President and Assistant General Manager of Engineering Research Associates, a wholly-owned subsidiary of E-Systems Corporation, (NYSE). Mr. Sellier served as the Senior Financial and Administrative Manager of Engineering Research Associates, a privately held company, from 1979 to 1989.

Raymond J. Kilmer – Mr. Kilmer will begin serving on our Board of Directors effective upon consummation of this offering. Mr. Kilmer has been Executive Vice President and Chief Technology Officer of Alcoa Inc., a world-wide manufacturer and supplier of aluminum products, since 2011. Prior to that he was Vice President-Technology and Engineering of Alcoa Mill Products from 2008 to 2011 and Global Director-Automotive Flat Rolled Products for Alcoa Inc. from 2006 to 2008.

Board Structure and Compensation of Directors

Upon completion of the Reorganization and the offering, our Board of Directors will consist of all six of the above mentioned members. Our Board of Directors has determined that Messrs. Semple and Sellier and Ms. Wachtel are independent under applicable Nasdaq Marketplace Rules and therefore, as of the offering, a majority of the members of our Board of Directors will be independent directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $30,000. In addition, the Chairman of the Audit Committee and the Chairman of the Compensation Committee will each receive an annual fee of $5,000. Directors are also eligible for awards pursuant to our 2013 Equity Incentive Plan.

Board Committees

Our Board of Directors plans to have an Audit Committee, a Nominating and Governance Committee, and a Compensation Committee following this offering. Following the phase-in period permitted under the Nasdaq Marketplace Rules, we intend that all the members of our Nominating and Governance Committee and of our Compensation Committee will be independent under applicable provisions of those rules. In addition, we intend that the members of our Audit Committee will be independent under applicable provisions of the Exchange Act and the Nasdaq Marketplace Rules.

Nominating and Governance Committee. The Nominating and Governance Committee, which is chaired by Mr. Semple, will assist the Board of Directors in identifying and recommending candidates to fill vacancies on the Board of Directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, monitoring and assessing the performance of the Board of Directors and individual non-employee directors, reviewing compensation received by directors for service on the Board of Directors and its committees and developing and recommending to the Board of Directors appropriate corporate governance policies, practices and procedures for our company.

Audit Committee. The Audit Committee, which is chaired by Mr. Sellier (financial expert), will assist the Board of Directors in overseeing: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent registered public accounting firm; and (iv) the performance of our internal audit function.

Compensation Committee. The Compensation Committee, which is chaired by Ms. Wachtel, will: (i) review and approve the compensation of our executive officers and other key employees; (ii) evaluate the performance of our Chief Executive Officer and oversee the performance evaluation of senior management; and (iii) administer and make recommendations to the board of directors with respect to our 2013 Equity Incentive Plan and any other compensation plans.

Executive Compensation

The following table provides information regarding the compensation awarded to or earned during the two most recent fiscal years by our Chief Executive Officer and each of the next three most highly compensated executive officers who were serving as executive officers through December 31, 2011 (collectively, the “named executive officers”).

	Summary Compensation Table
Name and Position	Year	Salary		Bonus		Stock and Option Awards	Total Cash Compensation	Other		Non-Cash Equity Based Compensation		Total Compensation
S. Kent Rockwell, Chairman & Chief Executive Officer	2010	—		—		—	—	—		—		—
	2011	—		—		—	—	—		—		—
	2012	—		—		—	—	—		—		—
David J. Burns, President & Chief Operating Officer	2010	$274,344		—		—	$274,344	$1,484	[4]	—		$275,828
	2011	$268,622		—		—	$268,622	$1,405	[4]	—		$270,027
	2012	$272,216		—		—	$272,216	$2,117	[4]	$3,272,500	[7]	$3,546,833	[7]
Doris Pedersen, Chief Financial Officer(5)	2010	$133,716		—		—	$133,716	$752	[4]	—		$134,468
	2011	$122,446		—		—	$122,446	$2,507	[4]	—		$124,953
	2012	$266,267		—		—	$266,267	$4,665	[4]	—		$270,932
John Irvin, Chief Financial Officer(6)	2010	—		—		—	—	—		—		—
	2011	—		—		—	—	—		—		—
	2012	$62,033		—		—	$62,033	—		$1,785,000	[7]	$1,847,033	[7]
Rainer Hoechsmann, General Manager of ExOne GmbH	2010	$232,357	[1]	$2,851	[1]	—	$235,208	—		—		$235,208
	2011	$243,716	[2]	$62,667	[2]	—	$306,383	—		—		$306,383	[2]
	2012	$286,396		$64,476	[3]	—	$350,872	—		$2,677,500	[7]	$3,028,372	[3],7

[1]	ExOne paid Mr. Hoechsmann in Euros in 2010. The referenced number was obtained by applying the average Euro to U.S. foreign currency exchange rate for 2010 of 1.3277.

[2]	ExOne paid Mr. Hoechsmann in Euros in 2011. The referenced number was obtained by applying the average Euro to U.S. foreign currency exchange rate for 2011 of 1.3926.

[3]	ExOne paid Mr. Hoechsmann in Euros in 2012. The referenced number was obtained by applying the average Euro to U.S. foreign currency exchange rate for 2012 of 1.2859.

[4]	Represents the net value of personal use of company car.

[5]	Ms. Pedersen resigned as Chief Financial Officer effective September 30, 2012, and her employment with us ended on December 31, 2012.

[6]	Mr. Irvin became the Chief Financial Officer effective October 1, 2012.

[7]

RFP, an entity controlled by S. Kent Rockwell, sold; 550,000 common units (which converted into 319,000 shares of common stock upon the Reorganization) to David Burns; 300,000 common units (which converted into 174,000 shares of common stock upon the Reorganization) to John Irvin; and 450,000 common units (which converted into 261,000 shares of common stock upon the Reorganization) to Rainer Hoechsmann. Due to RFP’s controlling interest in us, such sales are deemed to be made by us; therefore, we recognized the excess of the fair market value on June 30, 2012, the measurement date, over the sale price of $1.25 per unit ($2.61 per share) as non-cash compensation expense. The fair value of the common units on the measurement date was $7.20 per unit ($12.41 per share), resulting in total non-cash compensation expense of approximately $7.7 million for accounting purposes. The total compensation listed above includes that non-cash compensation of $3.3 million, $1.7 million and $2.7 million for Messrs. Burns, Irvin and Hoechsmann, respectively.

2013 Equity Incentive Plan

On January 24, 2013 our board of directors adopted our 2013 Equity Incentive Plan (the “Plan”), subject to stockholder approval, which will become effective on the date of this prospectus.

Share Reserve. We have reserved 500,000 shares of our common stock for issuance under our Plan on the date of this prospectus. The number of shares reserved for issuance under our Plan will increase automatically on the first day of January of each of 2014 through 2023 by a number of shares of common stock equal to the lesser of (i) three percent (3.0%) of the total outstanding shares of our common stock as of the immediately preceding December 31st or (ii) a number of shares determined by the board of directors, provided that the maximum number of shares authorized under our Plan will not exceed fifteen percent of the total outstanding shares of our common stock upon consummation of this offering (based on an assumed public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus, 1,919,741 shares of our common stock or 1,992,241 shares if the underwriters exercise their overallotment in full) subject to certain adjustments. In addition, the following shares of our common stock will remain available for grant or issuance under our Plan:

•	shares subject to options granted under our Plan that cease to be subject to the option for any reason other than exercise of the option;

•	shares subject to awards granted under our Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled, or exchanged for cash.

Term. Our Plan will terminate ten years from the date our board of directors approve the plan, unless it is terminated earlier by our board of directors.

        Eligibility. Our Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance shares and stock bonuses. No person will be eligible to receive more than 100,000 shares in any calendar year under the Plan, except that we may choose to issue a new employee up to 500,000 shares under the plan in the calendar year in which the employee commences employment.

Administration. Our Plan will be administered by our compensation committee, all of the members of which are independent directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret our Plan, grant awards and make all other determinations necessary or advisable for the administration of the Plan. Awards under the Plan may be made subject to “performance factors” and other terms in order to qualify as performance based compensation for the purposes of 162(m) of the Code.

Stock Options. Our Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a three-year period.

Restricted Stock. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted Stock Units. A restricted stock unit is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions.

Performance Shares. A performance share is an award that covers a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock Bonus Awards. Stock bonus awards may be granted as additional compensation for services or performance, and therefore, may not be issued in exchange for cash.

Additional Provisions. Awards granted under our Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, except in the case of death or permanent disability, in which case the options may be exercised for up to 12 months or six months, respectively, following termination of the optionee’s service to us. If the optionee’s service to us is terminated for cause, then such optionee’s options will generally expire on the date of termination.

If we experience a change in control transaction, outstanding awards, including any vesting provisions, may be subject to the terms of the merger or similar agreement, and may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted in such a transaction may be exercisable for a period of time and will expire upon the closing of such merger or consolidation. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of these types of merger or consolidation transactions. Vesting of awards is accelerated in change of control transactions other than mergers or consolidations.

Employment Agreements

We have entered into employment agreements with: Mr. Rockwell, for an initial term ending on September 1, 2014; Mr. Burns, for an initial term ending on June 1, 2014; and Mr. Irvin, for an initial term ending on October 1, 2014, in all cases unless sooner terminated pursuant to the agreements. Each agreement will automatically extend for additional one year terms on each subsequent anniversary, unless not later than 90 days immediately preceding any anniversary, we or the executive has given written notice to the other that it does not wish to extend the employment agreements. Under the employment agreements, the executives are entitled to receive an annual base salary and are eligible to participate in an annual bonus plan on terms established from time to time by the Board. During the term of the employment agreements, the executives are also eligible to participate in any long-term incentive plan, and in all employee benefit and fringe benefit plans and arrangements made available to its employees generally or its executives.

The employment agreements provide, among other matters, that if the executive resigns for “good reason” (as defined in the employment agreement) or is terminated without “cause” (as defined in the employment agreement) and in each such case has timely delivered a release of claims, he or she is entitled to receive, among other severance payments and benefits, an amount equal to one times his or her then-current base salary and one times the target annual bonus amount (subject to his or her compliance with the confidentiality, non-competition and non-solicitation restrictions set forth in the employment agreement) and payment of the executive’s COBRA health insurance continuation premium for the COBRA continuation period (generally 18 months) or until such time as the executive is employed, whichever is earlier. The confidentiality provisions survive the termination of his employment with us and the non-competition and non-solicitation provisions survive for a period of two years following the termination of his employment.

We also have an employment agreement with Mr. Hoechsmann, which extends automatically unless terminated with three months notice prior to the end of any fiscal quarter. Mr. Hoechsmann is entitled to receive an annual base salary and annual bonus and is eligible to participate in any long term incentive plan and in all employee benefit and fringe benefit plans and arrangements made available to its employees generally or its executives. The agreement also provides that all inventions or patents developed by Mr. Hoechsmann in connection with his employment are our property and that Mr. Hoechsmann is subject to a non-competition clause throughout his employment and for two years thereafter, subject to payment per year, for the two year non-compete period, of fifty percent of the average remuneration he received for the last three years.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of January 15, 2013 with respect to the ownership of our common stock of: (a) each of our directors; (b) each named executive officer in the summary compensation table located elsewhere in this prospectus; (c) each person who is known by us to the beneficial owner of more than five percent of the outstanding shares of common stock; and (d) all directors and executive officers as a group. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

		Percentage Beneficially Owned
	Number of Common Shares	Prior to Offering	After Offering(2)
Name and Address(1)			Without Overallotment	With Overallotment

Directors and Executive Officers(2)

S. Kent Rockwell(3) (4)	5,542,695	71.1%	43.3%	39.7%

David J. Burns	319,000	4.1%	2.5%	2.4%

John Irvin	319,000	4.1%	2.5%	2.4%

Rainer Hoechsmann	261,000	3.3%	2.0%	2.0%

Lloyd A. Semple(6)	—	—	—	—

Bonnie K. Wachtel(6)	—	—	—	—

Victor Sellier(6)	—	—	—	—

Raymond J. Kilmer(6)	—	—	—	—

All Directors/Executive Officers as group (8 persons)(3) (4) (6)	6,441,695	82.6%	50.3%	46.5%

S. Kent Rockwell 1997 Irrevocable Trust(5)	580,000	7.4%	4.5%	4.4%

*	Less than 1%
(1)	The address of each of our beneficial owners is 127 Industry Boulevard, North Huntingdon, Pennsylvania 15642.
(2)

Gives effect to the issuance and sale by us of 5,000,000 shares and the sale of no shares by the Rockwell Holdings Inc. (“RHI”), the selling stockholder as described under “Selling Stockholder in the Underwriters Overallotment.” Amount excludes any shares that might be purchased in the directed share program, if any.

(3)

S. Kent Rockwell is deemed to have beneficial ownership of the shares so indicated as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP, the beneficial owner of 4,176,000 shares of common stock, or 53.6% of our outstanding shares of common stock prior to the offering and 32.6% after the offering (31.4% if the underwriters exercise their overallotment).

(4)

S. Kent Rockwell is deemed to have beneficial ownership of the shares so indicated as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RHI, the beneficial owner of 12,983,602 Class A preferred shares of the company. Immediately prior to the consummation of this offering, the preferred shares will convert into common shares on a 9.5 to 1 basis, or for 1,366,695 common shares. RHI is the selling stockholder in this offering. RHI will sell 266,667 common shares in the underwriters overallotment.

(5)

S. Kent Rockwell disclaims beneficial ownership of the S. Kent Rockwell 1997 Irrevocable Trust, which is the owner of 580,000 shares of common stock, or 7.4% of our outstanding shares prior to the offering and 4.5% after the offering (4.4% if the underwriters exercise their overallotment).

(6)

Excludes awards of 2,500 shares (10,000 shares in the aggregate) of restricted stock granted to non-employee directors, effective upon and subject to the completion of our offering, at a fair market value of the public offering price per share indicated on the cover of this prospectus, granted pursuant to the Plan to each of Messrs. Semple, Sellier and Kilmer and Ms. Wachtel.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Offering by Selling Stockholder

We are paying the expenses of the offering by the selling stockholder, other than the underwriting discounts, commissions and taxes with respect to shares of common stock sold by the selling stockholder and the fees and expenses of any attorneys, accountants and other advisors separately retained by it.

Reorganization

We were formed in 2005 as The Ex One Company, LLC, a Pennsylvania limited liability company. We were acquired by Ex One Acquisition Company, a Delaware limited liability company, a wholly-owned-subsidiary of RFP, in 2007, and changed our name to The Ex One Company, LLC. On January 1, 2013, The Ex One Company, LLC merged with and into EXO Acquisitions Inc., a Delaware corporation, which changed its name in the Reorganization to The ExOne Company.

Transactions Before the Reorganization

As of December 31, 2011, we had borrowed $18,983,602 from RHI for working capital. In satisfaction of this debt, we issued to RHI 18,963,602 preferred units on December 31, 2011. In May of 2012, RHI sold 6,000,000 preferred units to third parties. In the Reorganization, RHI converted its remaining 12,983,602 preferred units to 12,983,602 shares of our Class A preferred stock and the other holders of preferred units converted 6,000,000 preferred units to 6,000,000 shares of our Class A preferred stock.

Class A Preferred Stock

As of January 1, 2013, we have outstanding 18,983,602 shares of Class A preferred stock. See “Description of Capital Stock” for the rights and preferences of the Class A preferred stock. The Class A preferred stock accrues a cumulative dividend at the annual rate of (8%) per share, payable annually in arrears on the next business day following Dec. 31st. As of the consummation of this offering, we will owe a cumulative dividend from the period beginning as of January 1, 2013, through the date of this offering to the holders of the Class A preferred stock. Immediately prior to the consummation of this offering, the Class A preferred stock will convert into common stock on a 9.5 to 1 basis into 1,998,272 shares of common stock. See “Rockwell Related Entities — Share Ownership,” below. While each holder of Class A preferred stock has the right to elect not to convert such preferred stock, they have waived their right to do so.

Rockwell Related Entities

Share Ownership. As of January 1, 2013, we have 5,800,000 shares of common stock outstanding, 72% of which are owned by RFP, 10% of which are owned by the S. Kent Rockwell 1997 Irrevocable Trust (the “Trust”), and 18,983,602 shares of Class A preferred stock outstanding 68% of which are owned by RHI. Upon consummation of this offering, the Class A preferred stock converts by its own terms into common stock on a 9.5 to 1 basis into 1,366,694 shares of common stock. S. Kent Rockwell, our Chairman and Chief Executive Officer, is the trustee and beneficiary of the S. Kent Rockwell Revocable Trust, which is the 100% owner of Rockwell Venture Capital, Inc. which is the 100% owner of each of RHI and RFP. As a result, Mr. Rockwell is deemed to have beneficial ownership of the shares owned by them. Mr. Rockwell disclaims beneficial ownership of the shares owned by the Trust. Following this offering and given effect to the conversion of the Class A preferred stock owned by RHI into 1,366,694 shares of common stock, RFP will hold 10.7% of our outstanding common stock (or 8.3% if the underwriters exercise the over-allotment option in full), the Trust will hold 4.5% of our outstanding common stock (or 4.4% if the underwriters exercise the over-allotment option in full) and RHI will hold 32.6% of our outstanding common stock (or 31.4% if the underwriters exercise the over-allotment option in full). In the aggregate, following the offering these entities will hold 47.8% of our outstanding common stock (or 44.1% if the underwriters exercise the over-allotment option in full).

Leased Property. We lease property and equipment used by our Houston, Texas and Troy, Michigan operations from our two variable interest entities, Lone Star and TMF, respectively, and we guarantee certain debt of both of them. Lone Star and TMF are owned by the Trust, in the case of TMF, and RFP, in the case of Lone Star. During 2011, we paid Lone Star $0.5 million and TMF $1.1 million under these leases. During the nine months ended September 30, 2012, we paid Lone Star $0.1 million and TMF $1.1 million under these leases.

Approval of Related Party Transactions. Until this offering, we have been a privately held company with a very small number of equity holders which has been primarily funded by companies which are affiliated with Mr. Rockwell, our majority member. As a result, we have never adopted any policy concerning review, approval or ratification of transactions with related persons. However, we believe that after this offering is completed, our Board of Directors will adopt such a policy, although the terms of any such policy cannot now be anticipated.

Rockwell Line of Credit. During 2012, we entered into the Rockwell Line of Credit with RFP (also referred to in the financials as a demand note payable to member), which is unlimited in amount. It provides for borrowing, repayment and reborrowing from time to time. Borrowings under the Rockwell Line of Credit bear interest at the rate of 8% per annum and are repayable, in whole or part, upon demand of RFP. As of September 30, 2012 and January 23, 2013, we had aggregate borrowing of $7.3 million and $9.8 million, respectively, outstanding under the Rockwell Line of Credit. We may request additional amounts pursuant to the Rockwell Line of Credit prior to the effective date of this offering. We intend to use a portion of the net proceeds from this offering to pay the amount outstanding under the Rockwell Line of Credit. See “Use of Proceeds.”

SELLING STOCKHOLDER

The following table sets forth information as of January 23, 2013 regarding shares beneficially owned by the selling stockholder. To our knowledge, upon consummation of this offering, the person named in the table has sole investment and voting power with respect to the shares of common stock indicated.

				Percentage Beneficially Owned
Name and Address of Beneficial Owners	Share Beneficially Owned	Number of Shares to be Sold in Offering	Maximum Number of Shares to be Sold Upon Exercise of Over-Allotment Option (1)	Before Offering	After Offering (Assuming No Exercise of Over- Allotment Option)	After Offering (Assuming Full Exercise of Over- Allotment Option)

Rockwell Holdings, Inc.(2)	1,366,694	—	266,667	17.5%	10.7%	8.3%

(1)	If the underwriters fully exercise their over-allotment option, then the selling stockholder will sell the number of shares of common stock indicated. If the underwriters partially exercise their over-allotment option, then the number of shares sold by the selling stockholder will be reduced.
(2)	S. Kent Rockwell is deemed to have beneficial ownership of the shares so indicated as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RHI, the beneficial owner of 12,983,602 shares of Class A preferred stock. Immediately prior to the consummation of this offering preferred stock will convert into 1,366,694 shares of our common stock. The Class A preferred stock is convertible at any time upon the election of the holder. RHI will convert its Class A preferred stock immediately prior to the consummation of this offering so that it may sell common stock in this offering. S. Kent Rockwell has total beneficial ownership of 5,542,695 common shares, including RHI, 71.1% before the offering, 43.3% after the offering without the overallotment and 39.7% after the offering if the underwriters exercise their overallotment. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions — Rockwell Related Entities — Share Ownership.”

Unless otherwise indicated, all information in this prospectus excludes:

(i)	500,000 shares of common stock reserved for issuance under our 2013 Equity Incentive Plan (the “Plan”). The Plan also provides for automatic annual increases in the number of shares reserved thereunder, as more fully described in “Executive Compensation — 2013 Equity Incentive Plan.” The maximum number of shares authorized pursuant to the Plan will not exceed 15% of the total number of shares outstanding immediately after the offering (based on an assumed public offering price of $15.00 per share, which is the mid-point of the offering price range indicated on the cover of this prospectus, 1,919,741 shares of our common stock or 1,992,241 shares if the underwriters exercise their overallotment in full) subject to certain adjustments.
(ii)	We have granted options to certain employees to purchase an aggregate of 180,000 of such reserved shares and restricted stock to our non-employee directors in an aggregate of 10,000 of such reserved shares, each effective upon and subject to the completion of this offering, at an exercise price equal to the public offering price per share indicated on the cover of this prospectus. References to the number of shares of common stock to be outstanding after the offering in this prospectus does not take these awards into account.

DESCRIPTION OF CAPITAL STOCK

The following describes our common stock, preferred stock, and certain terms of our certificate of incorporation and bylaws. This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, there has been no public market for our common stock. Although we will apply to list our common stock on the Nasdaq Global Market, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock does not carry any preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Class A Preferred Stock

The Class A preferred stock is non-voting and does not entitle the holder thereof to vote on any matter other than as expressly required by non-waivable provisions of the Delaware General Corporation Law. Holders of the Class A preferred stock receive cumulative dividends at the annual rate of eight percent (8%) per Class A preferred share prior to, and in preference to, any declaration or payment of any dividend on our common stock. Dividends are payable annually in arrears, on the next business day following each December 31st. Dividends on the Class A preferred stock accumulate and are payable irrespective of whether we have earnings, whether there are funds legally available for the payment of such dividends, and whether such dividends are declared. A holder may elect to convert all or any number of Class A preferred stock to common stock, at any time, at the conversion rate of 9.5 Class A preferred shares for one common share (the “Conversion Rate”). Upon the closing of any initial public offering by us or any successor entity, the gross proceeds of which exceed $50,000,000, all shares of Class A preferred stock convert to common stock at the Conversion Rate, provided that any holder may elect to retain Class A preferred stock by providing written notice of such election to us prior to the closing of such offering. Each holder of Class A preferred stock has waived its elect to retain preferred stock upon consummation of this offering.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Our certificate of incorporation provides that our board of directors will consist of between one and sixteen directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors is currently three and may be fixed, from time to time, by resolution of the board of directors. Our board of directors is divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws provide that holders of our common stock are not able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “Election and Removal of Directors,” “Stockholder Meetings,” and “Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•

the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders will have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-Takeover Effects of Some Provisions

Some of these provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We will apply to list our common stock on the Nasdaq Global Market under the symbol “XONE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the date of this prospectus, there has been no public market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. The sales of a substantial amount of common stock in the public market in the future, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

As of January 23, 2013, we have six holders of common shares and three holders of Class A preferred shares. Upon the completion of this offering, we will have 12,798,272 shares of common stock outstanding (or 13,281,605 shares if the underwriters exercise their over-allotment option in full). All of the shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate or held by our current stockholders may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below. The shares of common stock held by our employees are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by our employees only if they are registered or if they qualify for an exemption from registration under Rule 144. These rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (a) we have been a public reporting company under Section 13 or 15(d) of the Exchange Act for at least 90 days before the sale and (b) such person is not, and has not been deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

•	1.0% of the then outstanding shares of our common stock; or

•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed on Form 144;

provided, in each case, that we are subject to the Exchange Act reporting requirements for at least 90 days before such sale. Such sales by affiliates under Rule 144 are also subject to restrictions relating to the manner of sale, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits each of our employees, officers, directors, and consultants, to the extent such persons are not “affiliates” as that term is defined in Rule 144, who purchased or received our shares pursuant to a written compensatory plan or contract, to resell such shares 90 days after the effective date of this prospectus in reliance upon Rule 144, but without compliance with the specific requirements regarding the availability of public information or holding periods thereunder. Rule 701 provides that affiliates who purchased or received shares pursuant to a written compensatory plan or contract are eligible to resell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144.

Lock-Up Agreements

We and each of our executive officers and directors, the selling stockholder and certain of our significant stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options that may be issued. See “Underwriting—Lock-Up Agreements.”

UNDERWRITING

We and the selling stockholder have entered into an underwriting agreement with FBR Capital Markets & Co., as representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us on a firm commitment basis, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.
BB&T Capital Markets, a division of BB&T Securities, LLC
Stephens Inc.

Total	5,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us or the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our shares in this offering, other than those covered by the over-allotment option described below, if they purchase any of our shares.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock directly to the public at the public offering prices listed on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share for the common stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per share for the common stock to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms.

Pursuant to the underwriting agreement, we and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
$ in thousands
Underwriting discount paid by us and the selling stockholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses to the selling stockholder	$	$	$

We will apply to have our common stock listed on the Nasdaq Global Market under the symbol “XONE.”

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 750,000 additional shares from us and the selling stockholder to cover over-allotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount and non-accountable expense reimbursement of 7% of the gross proceeds from the sale of such additional securities.

Lock-Up Agreements

Our executive officers and directors, the selling stockholder and certain of our significant stockholders have agreed to a 180-day “lock-up” from the date of this prospectus relating to shares of our common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding options and options which may be issued. This means that, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives, subject to certain exceptions. The lock-up period described in the preceding sentence will be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial lock-up period, in which case the lock-up period automatically will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless the representatives waive, in writing, such extension.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the underwriters.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market.

•

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common stock. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved up to 200,000 shares of the common stock being offered by this prospectus for sale at the initial public offering price to our employees, directors and officers, and certain other investors related to them. The sales will be made by FBR Capital Markets & Co. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any shares sold in the directed share program to our directors, executive officers or existing security holders will be subject to the lock-up agreements described above. See “—Lock-Up Agreements.”

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht— BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax including U.S. federal gift and estate taxes, except as to the limited extent set forth below, or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As described in “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate ordinary income tax rates. Certain certification and disclosure requirements, including delivery to the withholding agent of a properly executed IRS Form W-8ECI (or other applicable form), must be satisfied for effectively connected income to be exempt from withholding. Any such dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below in “– Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•	you are an individual and you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not a “U.S. real property holding corporation” for U.S. federal income tax purposes. Although we do not anticipate it based on our current business plans and operations, we may become a “U.S. real property holding corporation” in the future. If we have been or were to become a “U.S. real property holding corporation,” you might be subject to U.S. federal income tax (but not the branch profits tax) with respect to gain realized on the disposition of our common stock. However, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) in disposing of our common stock you did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the value of our common stock.

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S.-related person, information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Foreign Accounts

Recent legislation and administrative guidance generally imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. These withholding requirements are expected to be phased in for dividend payments made on or after January 1, 2014 and for payments of gross proceeds from sales or other dispositions of U.S. common stock made on or after January 1, 2015. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. Prospective purchasers of our common stock should consult their tax advisors regarding this legislation.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Morella & Associates, A Professional Corporation, Pittsburgh, Pennsylvania. Nelson Mullins Riley & Scarborough LLP, Washington, DC, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated balance sheets of The Ex One Company, LLC and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, members’ deficit, and cash flows for each of the two years in the period ended December 31, 2011 have been audited by ParenteBeard LLC, independent registered public accounting firm, as stated in its report appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following the declaration of effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, we will be required to file current, quarterly and annual reports, proxy statements and other information without charge with the SEC. You may read and copy this registration statement and those reports, proxy statements and other information at the public reference facility maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Members

The Ex One Company, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Ex One Company, LLC and Subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive loss, members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ex One Company, LLC and Subsidiaries as of December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ParenteBeard LLC

Pittsburgh, Pennsylvania

November 12, 2012

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31	2010	2011

ASSETS

Current Assets
Cash and cash equivalents	$1,021,048	$3,496,228
Accounts receivable — net	2,731,748	1,335,201
Related party receivable	181,568	395,636
Inventories — net	3,069,160	4,430,824
Prepaid expenses and other current assets	222,476	458,989

Total Current Assets	7,226,000	10,116,878

Property and Equipment — Net
(Including assets of consolidated variable interest entities of $4.5 million in 2010 and $5.8 million in 2011 — Note 1)	7,990,388	7,918,559

Deferred Tax Assets	—	727,000

Other Assets	16,585	205,881

Total Assets	$15,232,973	$18,968,318

LIABILITIES AND MEMBERS’ DEFICIT

Current Liabilities
Demand note payable to member	$15,044,778	$—
Current portion of long-term debt of consolidated variable interest entities	808,010	1,294,030
Accounts payable	984,646	864,333
Accrued expenses and other current liabilities	2,345,040	2,669,035
Accrued income taxes	198,724	956,438
Deferred tax liabilities	—	727,000
Deferred revenue and customer deposits	1,097,881	4,938,019

Total Current Liabilities	20,479,079	11,448,855

Long-term Liabilities
Long-term debt of consolidated variable interest entities — net of current portion	3,031,171	4,134,925
Redeemable Class A preferred units	—	18,983,602

Total Long-term Liabilities	3,031,171	23,118,527

Total Liabilities	23,510,250	34,567,382

Members’ Equity (Deficit)
Controlling interest in members’ deficit
Common units, 10,000,000 issued and outstanding	10,000,000	10,000,000
Members’ deficit	(19,448,115)	(27,485,083)
Accumulated other comprehensive loss	(113,051)	(220,416)

Total Controlling Interest in Members’ Deficit	(9,561,166)	(17,705,499)
Noncontrolling interest	1,283,889	2,106,435

Total Members’ Deficit	(8,277,277)	(15,599,064)

Total Liabilities and Members’ Deficit	$15,232,973	$18,968,318

The accompanying notes are an integral part of these consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31	2010	2011
Revenue	$13,440,021	$15,289,707

Cost of Sales	10,374,241	11,647,338

Gross Profit	3,065,780	3,642,369

Operating Expenses
Research and development	1,152,940	1,530,933
Selling, general and administrative	5,977,749	7,285,924

Total Operating Expenses	7,130,689	8,816,857

Loss from Operations	(4,064,909)	(5,174,488)

Other (Income) Expense
Interest expense	1,114,401	1,569,538
Other income	(196,747)	(154,451)
Interest income	(900)	(3,497)

Total Other Expense	916,754	1,411,590

Loss before Income taxes	(4,981,663)	(6,586,078)

Provision for Income Taxes	198,000	1,031,000

Net Loss Attributable to the Controlling and Noncontrolling Interests	(5,179,663)	(7,617,078)

Less: Net income of Noncontrolling Interest	328,031	419,890

Net Loss Attributable to the Controlling Interest	(5,507,694)	(8,036,968)
Other Comprehensive Loss:
Foreign currency translation loss	(144,468)	(107,365)

Comprehensive Loss	$(5,652,162)	$(8,144,333)

Net loss available to common unitholders — basic	$(0.55)	$(0.80)

Net loss available to common unitholders — diluted	$(0.55)	$(0.80)

The accompanying notes are an integral part of these consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Deficit

For the Years Ended December 31, 2010 and 2011
	Common Units		Members’ Deficit	Accumulated Other Comprehensive Loss	Total Controlling Interest	Noncontrolling Interest	Total Members’ Deficit
	Number of Units	Amount
Balance — December 31, 2009	10,000,000	$10,000,000	$(13,940,421)	$31,417	$(3,909,004)	$955,858	$(2,953,146)
Net loss		—	(5,507,694)	—	(5,507,694)	328,031	(5,179,663)
Loss on foreign currency translation		—	—	(144,468)	(144,468)	—	(144,468)

Balance — December 31, 2010	10,000,000	10,000,000	(19,448,115)	(113,051)	(9,561,166)	1,283,889	(8,277,277)
Net loss	—	—	(8,036,968)	—	(8,036,968)	419,890	(7,617,078)
Loss on foreign currency translation	—	—	—	(107,365)	(107,365)	—	(107,365)
Member contribution	—	—	—	—	—	402,656	402,656

Balance — December 31, 2011	10,000,000	$10,000,000	$(27,485,083)	$(220,416)	$(17,705,499)	$2,106,435	$(15,599,064)

The accompanying notes are an integral part of these consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31	2010	2011
Cash Provided by (Used for) Operating Activities
Net loss	$(5,179,663)	$(7,617,078)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation	1,071,745	1,169,734
Changes in assets and liabilities
Accounts receivable	(1,662,105)	1,239,925
Related party receivable	(90,362)	(214,068)
Inventories	614,142	(1,368,114)
Prepaid expenses and other current assets	258,992	(14,398)
Accounts payable	(385,696)	(213,405)
Accrued expenses and other current liabilities	(324,749)	(55,928)
Accrued income taxes	199,985	1,007,360
Deferred revenue and customer deposits	(538,152)	3,839,473
Other assets and liabilities — net	124,032	(209,074)

Net Cash Used for Operating Activities	(5,911,831)	(2,435,573)

Cash Used for Investing Activities
Additions to property and equipment	(1,794,761)	(1,080,429)

Cash Provided by (Used for) Financing Activities
Proceeds from long-term debt	—	2,398,076
Payments on long-term debt	(4,479,362)	(808,303)
Proceeds from borrowings on demand note payable to member	12,290,058	3,938,824
Member contribution	—	402,656

Net Cash Provided by Financing Activities	7,810,696	5,931,253

Effect of Currency Translation on Cash and Cash Equivalents	272,833	59,929

Increase in Cash and Cash Equivalents	376,937	2,475,180
Cash and Cash Equivalents — Beginning of year	644,111	1,021,048

Cash and Cash Equivalents — End of year	$1,021,048	$3,496,228

Supplemental Disclosures of Cash Flow Information

Cash paid for interest	$243,561	$174,051

Cash paid for income taxes	$—	$—

Supplemental Disclosure of Noncash Investing and Financing Activities

Conversion of demand note payable to member to Redeemable Class A preferred units (Note 8)	$—	$18,983,602

The accompanying notes are an integral part of these consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 1 - Organization, Nature of Business, Basis of Consolidation and Going Concern

The Ex One Company, LLC and Subsidiaries (ExOne) is a limited liability company that is organized under the laws of the state of Delaware. The consolidated financial statements include the accounts of ExOne, its wholly-owned subsidiaries: ProMetal, LLC, ProMetal RCT, LLC, Luxcelis, LLC, ExOne KK (Japan) and ProMetal GmbH (Germany), and two variable interest entities in which ExOne is the primary beneficiary: Lone Star Metal Fabrication, LLC (Lone Star) and Troy Metal Fabricating, LLC (TMF). Collectively, the consolidated group is referred to as “the Company”. All material intercompany transactions and balances have been eliminated in consolidation.

The Company is a global provider of 3D printing machines that can produce three-dimensional objects through a process known as Additive Manufacturing (“AM”) to industrial customers for end-market applications. The business consists of producing products for customers utilizing its own 3D machines and technology, manufacturing and selling 3D machines to customers to print their own products, and supplying associated products and services necessary for customers to print on their own 3D machines.

At December 31, 2010 and 2011, ExOne leases property and equipment from Lone Star and TMF. ExOne does not have an ownership interest in Lone Star or TMF. ExOne is the primary beneficiary of Lone Star and TMF in accordance with the guidance issued by the Financial Accounting Standards Board (FASB) on the consolidation of variable interest entities (VIEs), since ExOne guarantees certain debt of both Lone Star and TMF and governs these entities through common ownership. This guidance requires certain VIEs to be consolidated when an enterprise has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The consolidated financial statements therefore include the accounts of Lone Star and TMF. The assets of Lone Star and TMF can only be used to settle obligations of Lone Star and TMF, and the creditors of Lone Star and TMF do not have recourse to ExOne’s general credit.

The Company applies the accounting standard for noncontrolling interests in the consolidated financial statements. The variable interest related to Lone Star and TMF requires the equity of these entities to be classified as a non-controlling interest in the Company’s consolidated balance sheets.

As shown in the accompanying consolidated financial statements, the Company has incurred net losses of approximately $5.2 million and $7.6 million for the years ended December 31, 2010 and 2011, and has an accumulated deficit of approximately $15.6 million as of December 31, 2011. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The ability to continue as a going concern is dependent upon the continued financial support of the Company’s majority member, the Company’s ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations. Management believes the Company will be able to raise additional capital or debt sufficient to support the Company’s operations through January 1, 2013. However, there is no assurance that profitable operations or sufficient cash flows will occur in the future.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies

A. Method of Accounting

The consolidated financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America as promulgated by the Financial Accounting Standards Board Accounting Standards Codification (ASC).

B. Use of Estimates

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. Significant estimates reported in the accompanying consolidated financial statements include: fair value of the Company’s common units used to measure equity based compensation, allowance for slow moving and obsolete inventory, accrued license fees, valuation allowance on deferred tax assets, and the estimated fair value of the Company’s long-lived assets for purposes of impairment testing. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

C. Revenue Recognition

Revenue from the sale of 3D printing machines and related consumables is recognized upon transfer of title, generally upon shipment. Revenue from the performance of contract services or production services is generally recognized when either the services are performed or the finished product is shipped. Revenue for all deliverables in a sales arrangement is recognized provided that persuasive evidence of a sales arrangement exists, both title and risk of loss have passed to the customer and collection is reasonably assured. Persuasive evidence of a sales arrangement exists upon execution of a written sales agreement or signed purchase order that constitutes a fixed and legally binding commitment between the Company and its customer. In instances where revenue recognition criteria are not met, amounts are recorded as deferred revenue and customer deposits in the accompanying consolidated balance sheets.

The Company enters into sales arrangements that may provide for multiple deliverables to a customer. Sales of machines may include consumables, maintenance services, and training and installation. The Company identifies all goods and services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between machines, consumables, maintenance services and installation and training services. The allocated revenue for each deliverable is then recognized ratably based on relative fair values of the components of the sale. The Company also evaluates the impact of undelivered items on the functionality of delivered items for each sales transaction and, where appropriate, defers revenue on delivered items when that functionality has been affected. Functionality is determined to be met if the delivered products or services represent a separate earnings process. Revenue from maintenance services as well as installation is recognized at the time of performance.

The Company provides customers with a standard warranty agreement on all machines for up to one year. The warranty is not treated as a separate service because the warranty is an integral part of the sale of the machine. The liability associated with these warranty obligations was not significant in 2010 or 2011.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (continued)

C. Revenue Recognition (continued)

After the initial one year warranty period, the Company offers these customers optional maintenance contracts. Deferred maintenance service revenue is recognized when the maintenance services are performed since the Company has historical evidence that indicates that the costs of performing the services under the contract are not incurred on a straight-line basis.

The Company sells equipment with embedded software to its customers. The embedded software is not sold separately and it is not a significant focus of the Company’s marketing effort. The Company does not provide post-contract customer support specific to the software or incur significant costs that are within the scope of FASB guidance on accounting for software to be leased or sold. Additionally, the functionality that the software provides is marketed as part of the overall product. The software embedded in the equipment is incidental to the equipment as a whole such that the FASB guidance referenced above is not applicable. Sales of these products are recognized in accordance with FASB guidance on accounting for multiple-element arrangements.

Shipping and handling costs billed to customers for machine sales and sales of consumables are included in revenue in the consolidated statements of operations and other comprehensive loss. Costs incurred by the Company associated with shipping and handling is included in cost of sales in the consolidated statements of operations and comprehensive loss.

The Company’s terms of sale generally require payment within 30 to 60 days after shipment of a product, although the Company also recognizes that longer payment periods are customary in some countries where it transacts business. To reduce credit risk in connection with machine sales, the Company may, depending upon the circumstances, require significant deposits prior to shipment. In some circumstances, the Company may require payment in full for its products prior to shipment and may require international customers to furnish letters of credit. These deposits are reported as deferred revenue and customer deposits in the accompanying consolidated balance sheets. Production and contract services are billed on a time-and-materials basis. Services under maintenance contracts are billed to customers upon performance of services in accordance with the contract.

D. Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company’s policy is to invest cash in excess of short-term operating and debt-service requirements in such cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments. The Company maintains cash balances with financial institutions located in the United States, Germany, and Japan. The Company places its cash with high quality financial institutions and believes its risk of loss is limited; however, at times, account balances may exceed international and federally insured limits in the United States of America (U.S.). The Company has not experienced any losses associated with these cash balances.

E. Accounts Receivable

Accounts receivable are reported at net realizable value. The Company’s estimate of the allowance for doubtful accounts related to trade receivables is based on the Company’s evaluation of customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (continued)

E. Accounts Receivable (continued)

unable to meet its financial obligations. Based upon review of these accounts, and management’s analysis and judgment, the Company records a specific allowance for that customer’s accounts receivable balance to reduce the outstanding receivable balance to the amount expected to be collected. The allowance is re-evaluated and adjusted periodically as additional information is received that impacts the allowance amount reserved.

The Company’s allowance for doubtful accounts was approximately $50,000 at December 31, 2010 and $43,000 at December 31, 2011.

F. Inventories

The Company values all of its inventories on the lower of cost, as determined on the first-in, first-out (FIFO) method or market value. Overhead is allocated to work in progress and finished goods based on normal capacity of the Company’s production facilities. Fixed overhead associated with production facilities that are being operated below normal capacity are being recognized as a period expense rather than being capitalized as a product cost. An allowance for slow-moving and obsolete inventories is provided based on historical experience and current product demand. These provisions reduce the cost basis of the respective inventory and are recorded as a charge to cost of sales.

G. Property and Equipment

Property and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, generally three to twenty-five years. Leasehold improvements are amortized on a straight-line basis over the shorter of (i) their estimated useful lives or (ii) the estimated or contractual lives of the leases. Realized gains and losses are recognized upon disposal or retirement of the related assets and are reflected in results of operations. Charges for repairs and maintenance are expensed as incurred.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If expected cash flows are less than carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets. No impairment loss was recorded for 2011 or 2010.

H. Foreign Currency Transactions

The Company transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. Approximately 71% in 2010 and 67% in 2011 of the Company’s consolidated revenue is derived from sales outside the U.S. This revenue is generated primarily from wholly-owned subsidiaries operating in their respective countries and surrounding geographic areas. This revenue is primarily denominated in each subsidiary’s local functional currency, including the U.S. dollar, the Euro and Japanese Yen.

Foreign currency assets and liabilities are translated into their U.S. dollar equivalents based on year end exchange rates, and are included in members’ equity (deficit) as a component of comprehensive loss. Revenues and expenses are translated at average exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to operations as incurred, except for intercompany receivables and payables for which settlement is not planned or anticipated in the foreseeable future, which are included as accumulated other comprehensive loss in the consolidated balance sheets.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

I. Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect its results of operations and financial condition. The Company seeks to minimize these risks through regular operating and financing activities and, when the Company considers it to be appropriate, through the use of derivative financial instruments.

The Company holds interest rate swaps for the purpose of managing risks related to the variability of future earnings and cash flows caused by changes in interest rates (Note 7). The Company has elected not to prepare and maintain the documentation required to qualify for hedge accounting treatment and therefore, all gains and losses (realized or unrealized) related to derivative instruments are recognized as interest expense in the consolidated statements of operations and comprehensive loss. Fair value of the interest rate swaps are reported as accrued expenses and other current liabilities in the accompanying consolidated balance sheets (Note 15). The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

The Company is exposed to credit risk if the counterparties to such transactions are unable to perform their obligations. However, the Company seeks to minimize such risk by entering into transactions with counterparties that are believed to be creditworthy financial institutions.

During 2010, the Company entered into a foreign currency contract to hedge its exposure arising from the sale of inventory. The Company recognized a loss of approximately $76,000 during the year ended December 31, 2010 in conjunction with this transaction and the termination of this contract. The Company held no foreign currency contracts in 2011.

J. Research and Development

The Company is continuously involved in research and development of new methods and technologies relating to its product. All research and development costs are charged to expense as incurred.

K. Earnings (Loss) Per Unit

Basic earnings (loss) per unit are calculated by dividing net income (loss) available to common unit-holders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is computed by dividing net loss, as adjusted for the assumed issuance of all dilutive units, by the weighted average number of common units outstanding plus the number of additional common units that would have been outstanding if all dilutive common units had been issued through convertible securities.

L. Advertising

Advertising costs are expensed as incurred, and were not significant for the years ended December  31, 2010 and 2011.

M. Defined Contribution Plan

The Company sponsors a defined contribution savings plan under section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit ($16,500 for calendar year 2010 and

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (continued)

M. Defined Contribution Plan (continued)

2011). The Company makes discretionary matching contributions, subject to certain Internal Revenue Service limitations. The Company’s matching contributions to the Plan were approximately $57,000 in 2010 and $87,000 in 2011.

N. Income Taxes

The Company is organized as a limited liability company. Under the provisions of the Internal Revenue Code and similar state provisions, the Company is taxed as a partnership and is not liable for income taxes. Instead, its earnings and losses are included in the tax returns of its members. Therefore, the consolidated financial statements do not reflect a provision for U.S. federal or state income taxes.

The Company’s subsidiaries in Germany and Japan are taxed as corporations under the taxing regulations of Germany and Japan, respectively. As a result, the accompanying consolidated statements of operations and comprehensive loss include tax expense related to those foreign jurisdictions.

The Company recognizes the tax liability or benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest amount that has a greater than 50% likelihood of being realized upon settlement.

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities of the Company’s wholly-owned subsidiaries in Germany and Japan using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce foreign deferred tax assets to the amount expected to be realized (Note 11).

The Company’s U.S. federal and state tax returns for tax years ending after December 31, 2008 are currently open for examination. The Company’s 2010 and 2011 tax years remain subject to examination for its German operations. The Company’s 2005 through 2011 tax years remain subject to examination for its Japanese operations.

O. Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Company has the ability to access.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

O. Fair Value Measurements (Continued)

•	Level 2 - Inputs include:

a. Quoted prices for similar assets or liabilities in active markets;

b. Quoted prices for identical or similar assets or liabilities in inactive markets;

c. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly;

d. Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•	Level 3 - Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments within the fair value hierarchy are more fully disclosed in Note 15 of the consolidated financial statements.

P. Royalty Expense Under License Agreements

The Company has entered into license agreements for the use of intellectual properties that require royalty payments based upon the net sales of the licensed products. The expense is included in cost of sales in the consolidated statements of operations and comprehensive loss (Note 13).

Q. Taxes on Revenue Producing Transactions

Taxes assessed by governmental authorities on revenue producing transactions, including sales, excise, value added and use taxes, are recorded on a net basis (excluded from revenue) in the consolidated statements of operations and comprehensive loss.

R. Equity Based Compensation

The Company measures equity based compensation expense at the grant date based on the fair value of the award and is generally recognized as expense over the requisite service period. There was no expense recognized for equity based compensation in 2010 or 2011. See Note 18.

S. New Accounting Standards to be Implemented

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 explains how to measure fair value and intends to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards. ASU 2011-04 is effective for interim and annual reporting periods beginning on or after December 15, 2011; early adoption is not permitted for public entities. The standard will become effective for the Company in January 2012. The Company is currently evaluating the impact of ASU 2011-04 on its consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 3 - Inventories

Inventories consist of the following at December 31:

	2010	2011
Raw materials and components	$1,489,499	$2,136,797
Work in progress	1,528,711	1,694,236
Finished goods and goods in transit	50,950	599,791

	$3,069,160	$4,430,824

Inventories are net of an allowance for slow moving and obsolete inventory of approximately $1.3 million and $1.4 million as of December 31, 2010 and 2011, respectively.

Note 4 - Property and Equipment

Property and equipment consist of the following at December 31:

	2010	2011	Useful Life (in years)
Land	$177,475	$177,475	N/A
Building	1,978,449	1,978,449	25
Machinery and equipment	6,620,268	7,714,007	3-7
Computer equipment and software	437,538	724,022	3-5
Leasehold improvements	167,259	236,078	Various
Other	661,042	691,933	3-7
Construction in progress	407,001	110,364	N/A

	10,449,032	11,632,328
Less: Accumulated depreciation	2,458,644	3,713,769

	$7,990,388	$7,918,559

Depreciation expense was approximately $1,072,000 in 2010 and approximately $1,170,000 in 2011.

Note 5 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2010	2011
Accrued license fees	$749,321	$1,096,383
Accrued sales and use and other taxes	100,331	123,992
Accrued payroll and related costs	798,555	705,257
Accrued warranty allowance	185,773	116,527
Liability for uncertain tax positions	14,577	264,146
Other	496,483	362,730

	$2,345,040	$2,669,035

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 6 - Line of Credit Agreement

The Company has a line of credit and security agreement with a German bank guaranteed by the majority member of the Company for $1.9 million (€1.5 million). Of this amount, $0.6 million (€0.5 million) is available for cash advances or for short-term loans. Interest rates for the overdraft (6.5% as of December 31, 2011) or short-term loans (2.8% as of December 31, 2011) are variable based on the current market rates established by the German bank. Amounts in excess of the $0.6 million (€0.5 million) are available for additional bank transactions requiring security (i.e. bank guarantees, leasing, letters of credit, etc.) and additional cash borrowings at an increased interest rate (10.5% as of June 30, 2012). There are no fees associated with the unused portion of either line. There were no outstanding borrowings on the agreement at December 31, 2010 and 2011. During 2012, the amount available for cash advances at the reduced interest rate above was increased from €0.5 million to €0.8 million.

Note 7 - Long-term Debt

Long-term debt consists of the following at December 31:

	2010	2011
Lone Star Metal Fabrication, LLC
Building note payable to a bank, with monthly payments including interest at 7% through July 2014	$801,988	$765,469

Equipment note payable to a bank, with monthly payments including interest at 7% through July 2014	563,330	420,050

Troy Metal Fabricating, LLC
Building note payable to a bank, with monthly payments including interest at Daily BBA LIBOR plus 2.45% (2.74% at December 31, 2011) through April 2013. Interest is fixed at 6.8% under an interest rate swap (see below)	803,635	781,201

Equipment note payable to a bank, with monthly payments including interest at LIBOR plus 2.75% (2.72% at December 31, 2011) through April 2013	1,038,249	631,382

Equipment note payable to a bank, with monthly payments including interest at Daily BBA LIBOR plus 2.75% (2.72% at December 31, 2011) through January 2014. Interest is fixed at 6.68% under an interest rate swap (see below)	631,979	432,777

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 7 - Long-term Debt (Continued)

	2010	2011
Equipment note payable to a bank, with monthly payments including interest at 4.83% through December 2016	—	1,290,576
Equipment line of credit to a bank, converted to term debt in January 2012; monthly payments including interest at the Daily BBA LIBOR plus 2.75% (3.04% at December 31, 2011) through December 2016	—	1,107,500

	3,839,181	5,428,955
Less: Current portion	808,010	1,294,030

	$3,031,171	$4,134,925

The Lone Star and TMF debt is guaranteed by the Company and either the majority member of the Company or related parties that are controlled by the majority member of the Company, and is collateralized by buildings and equipment. Certain of the Company’s long-term debt arrangements have a requirement to deliver financial statements to the bank within a period of time not to exceed more than 90 days after year end. The bank has agreed to extend this requirement to November 30, 2012.

Approximate future maturities of long-term debt are as follows:

Year Ending December 31	Amount
2012	$1,294,000
2013	1,875,000
2014	1,263,000
2015	492,000
2016	505,000

$5,429,000

The Company entered into interest rate swap agreements in June 2008. The Company utilizes the interest rate swaps for the purpose of managing risks related to the variability of future earnings and cash flows caused by changes in interest rates. Under the terms of the agreements, the Company pays interest at the fixed rates and the Company will receive variable interest rates from the counterparty.

The significant terms of the interest rate swap agreements are presented in the following table:

	TMF Building note	TMF Equipment note
Notional amount	$860,000	$1,970,472
Fixed rate	6.80%	6.68%
Floating rate	Daily BBA LIBOR plus 2.45%	Daily BBA LIBOR plus 2.75%
Maturity date	April 2, 2013	April 2, 2013

The fair value of the interest rate swap on the TMF Building note was a liability of approximately $65,000 at December 31, 2010 and $40,000 at December 31, 2011. The fair value of the interest rate swap on the TMF Equipment

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 7 - Long-term Debt (Continued)

note was a liability of approximately $51,000 at December 31, 2010 and $20,000 at December 31, 2011. These obligations are presented within accrued expenses and other current liabilities in the consolidated balance sheets. The Company recognized expense of approximately $18,000 in 2010 and $56,000 in 2011 on these contracts, which is recognized in interest expense in the consolidated statements of operations and comprehensive loss.

Note 8 - Redeemable Preferred Units

The Company received cash advances to support operations from an entity controlled by the Company’s majority member (the Note or Unit Holder). These advances were evidenced by notes that accrued interest at 8% annually, payable on demand. The balance outstanding on the notes was $15,044,778 as of December 31, 2010 and $18,983,602 as of December 30, 2011. On December 31, 2011, the Company entered into a Debt Conversion Agreement with the Note Holder to convert $18,983,602 of unpaid principal and interest into Class A Redeemable Preferred Units (Class A Units) of the Company in full satisfaction of the indebtedness. The Class A Units are held by the Unit Holder. The debt converted at $1 per share. As of December 31, 2011, the Company’s majority member has committed to not exercise its redemption rights through January 1, 2013.

The Class A Units are non-voting limited liability company membership interests, and permit the Unit Holder to receive cumulative dividends at the annual rate of eight percent (8%) per Class A Unit prior to and in preference to any declaration or payment of any dividend on the Company’s common units. Dividends on the Class A Units accumulate and are payable irrespective of whether the Company has earnings, whether there are funds legally available for the payment of such dividends, and whether dividends are declared.

The Company may redeem all or any number of the Class A Units at any time upon written notice and payment to the Unit Holder of one dollar plus all accrued but unpaid dividends, for each Class A Unit being redeemed. The Unit Holder may convert all or any number of Class A Units to common units at the conversion rate of 9.5 Class A Units for one common unit. Class A Units will be automatically converted to 1,998,273 common units upon the closing of any initial public offering in which the gross proceeds of the offering exceed $50,000,000, provided that the Unit Holder may elect to retain such Class A units. The Company has analyzed the conversion feature under the applicable FASB guidance for accounting for derivatives and has concluded that the conversion feature does not require separate accounting under such FASB guidance.

Because the Company’s majority member is the ultimate owner of the Company through the entity holding the Class A Units as of December 31, 2011, he had the ability to redeem the Class A units at his option, thus giving the units the characteristics of a liability rather than equity. Accordingly, the Company’s Class A Units were classified as a liability in the Company’s consolidated balance sheet.

In May 2012, the redemption feature on the Class A Units was removed. See Note 18.

Note 9 - Members’ Equity (Deficit)

As of December 31, 2010 and 2011, the Company has 10,000,000 common units issued and outstanding. As described in Note 8, the Company issued 18,983,602 units of Class A Units in conjunction with the conversion of related party debt.

Net income or loss is allocated to each unit holder in proportion to the units held by each unit holder relative to the total units outstanding. The unit holders share the Company’s positive cash flow, to the extent available, which is distributed annually and allocated among the unit holders in proportion to the units held by each holder relative to the total units outstanding. Common unit holders are entitled to one vote per unit on all matters.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 10 - Related Party Transactions

The Company provides various services to several related entities under common control primarily in the form of accounting, finance, information technology and human resource outsourcing. The cost of these services is generally reimbursed by these related entities and was approximately $90,000 in 2010 and $210,000 in 2011. In addition, the Company may purchase certain items on behalf of related parties under common control. Amounts due from these related entities were $181,568 at December 31, 2010 and $395,636 at December 31, 2011.

The Company receives design services and the corporate use of an airplane from related entities under common control. The cost of these services received was approximately $35,000 in 2010 and $23,000 in 2011. Amounts due to these related entities, included in accounts payable in the accompanying consolidated balance sheets, were approximately $37,000 at December 31, 2010 and $17,000 at December 31, 2011.

Note 11 - Income Taxes

The Company is a limited liability company whereby the members are taxed on its proportionate share of the Company’s taxable income, therefore, no provision for U.S. federal or state income taxes has been recorded. The Company reported taxable income from ProMetal GmbH of approximately $648,000 in 2010 and $2,473,000 in 2011. ExOne KK reported taxable income of approximately $396,000 in 2011 and no taxable income in 2010. All of ExOne KK’s 2011 taxable income was offset by net operating losses.

The provision for income taxes related entirely to the Company’s German operations, and amounted to approximately $198,000 in 2010 and $1,031,000 in 2011. The expense from deferred taxes of approximately $140,000 in 2010 was offset by a decrease in the valuation allowance for deferred tax assets by the same amount in 2010. The benefit from deferred taxes of approximately $1,370,000 in 2011 was offset by an increase in the valuation allowance for deferred tax assets by the same amount in 2011.

A reconciliation of income tax at the U.S. statutory rate of 35% to the Company’s effective rate for the years ended December 31, 2010 and 2011 is as follows:

	2010	2011
Tax expense (benefit) at U.S. statutory rate	($1,744,000)	($2,305,000)
Limited liability company losses not subject to tax	2,110,000	1,818,000
Foreign income taxed at different rates	(95,000)	(71,000)
Increase in uncertain tax positions	15,000	249,000
Permanent differences and other	52,000	(30,000)
Net change in valuation allowance	(140,000)	1,370,000

Income tax expense – effective rate	$198,000	$1,031,000

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 11 - Income Taxes (Continued)

The components of the Company’s net deferred income tax assets and net deferred income tax liabilities at December 31, 2010 and 2011 are as follows:

	2010	2011
Current deferred tax assets (liabilities)
Inventories	$160,000	$(638,000)
Accounts receivable	3,000	515,000
Other assets	5,000	(67,000)
Accrued expenses and other current liabilities	—	(117,000)
Valuation allowance	(168,000)	(420,000)

Current deferred tax assets (liabilities)	$—	$(727,000)

Noncurrent deferred tax assets
Net operating loss carryforwards	$973,000	$868,000
Property and equipment	793,000	922,000
Deferred revenue and customer deposits	146,000	1,917,000
Other	186,000	236,000
Valuation allowance	(2,098,000)	(3,216,000)

Noncurrent deferred tax assets	—	727,000

Net deferred tax assets	$—	$—

The Company has provided a valuation allowance for its net deferred tax assets because the Company has not demonstrated a history of generating net operating profits. The Company has approximately $2,169,000 in foreign net operating loss carryforwards to offset future taxable income of ExOne KK, which expire in 2013 through 2019.

The Company has a liability for uncertain tax positions related to certain capitalized expenses and related party transactions. The liability amounted to approximately $15,000 at December 31, 2010 and $264,000 at December 31, 2011 and is included in accrued expenses and other current liabilities in the consolidated balance sheets. The uncertain tax position for ExOne KK has been offset by the use of approximately $315,000 of net operating loss carryforwards in 2010 and $377,000 in 2011. The table below summarizes the change in the Company’s unrecognized tax positions.

	2010	2011
Balance at January 1	$—	$15,000
Increases related to current year tax positions	15,000	249,000

Balance at December 31	$15,000	$264,000

The Company includes interest and penalties accrued in the consolidated financial statements as a component of income tax expense.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 12 - Operating Lease Commitments

The Company leases various manufacturing facilities, office and warehouse spaces, vehicles and equipment under operating leases arrangements, expiring in various years through 2019. Rental expense amounted to approximately $832,000 in 2010 and $399,000 in 2011.

Minimum future rental payments as of December 31, 2011 are approximately as follows:

Year Ending December 31
2012	$632,000
2013	433,000
2014	59,000
2015	39,000
2016	13,000
Thereafter	—

$1,176,000

Note 13 - License Agreements

The Company has license agreements with organizations which require license fee payments based on net sales. License fee expenses amounted to approximately $357,000 for the year ended December 31, 2010 and $682,000 for the year ended December 31, 2011, and are included in cost of sales in the consolidated statements of operations and comprehensive loss. Accrued license fees were approximately $749,000 at December 31, 2010 and $1,096,000 at December 31, 2011 and are recorded in accrued expenses and other current liabilities (Note 5).

Included in the license agreements is an exclusive patent license agreement (Agreement) with the Massachusetts Institute of Technology (MIT). These patents have expiration dates ranging from 2012 to 2021. The terms of the Agreement require that the Company remit payment to MIT based upon worldwide net sales of licensed products, processes and consumables. The terms of the Agreement remain in force until the expiration or abandonment of all issued patent rights. The Company is required to pay MIT minimum license maintenance fees of $100,000 per year in 2011 and 2012, and $50,000 per year beginning in 2013 through the end of the term of the Agreement. Minimum license maintenance fees were $150,000 in 2010. The minimum license maintenance fees are nonrefundable, and may be credited to cumulative license fee payments due on revenue during the same calendar year. License fees on revenue of licensed products range from approximately 2.5%-5% through December 31, 2012, and 3% thereafter.

Note 14 - Computation of Earnings (Loss) per Unit

The Company presents basic and diluted earnings (loss) per unit amounts. Basic earnings (loss) per unit is calculated by dividing net loss available to common unit-holders by the weighted average number of common units outstanding during the applicable period. Diluted earnings (loss) per unit is calculated by dividing net earnings (loss) available to the Company’s common unitholders by the weighted average number of common and common equivalent units outstanding during the applicable period. As the Company has incurred a net loss in

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 14 - Computation of Earnings (Loss) per Unit (continued)

2010 and 2011, the conversion of the preferred units has an anti-dilutive effect and is therefore excluded from the calculation below.

	2010	2011
Net loss available to common unit-holders	$(5,507,694)	$(8,036,968)

Denominator:
Weighted average shares	10,000,000	10,000,000

Loss per unit
Basic	$(.55)	$(.80)
Diluted	$(.55)	$(.80)

Note 15 - Fair Value Measurements

Accounting principles generally accepted in the United States of America require the Company to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements. The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturities. Generally, the fair value of a fixed-rate instrument will increase as interest rates fall and decrease as interest rates rise.

The following tables set forth the fair value of the Company’s liabilities measured on a recurring basis, by level:

	December 31, 2010
	Level 1	Level 2	Level 3
Interest rate swap liability	$—	$116,000	$—

	December 31, 2011
	Level 1	Level 2	Level 3
Redeemable Class A Preferred Units	$—	$—	$18,983,602
Interest rate swap liability	—	60,000	—

	$—	$60,000	$18,983,602

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 assets for the year ended December 31, 2011:

Balance - beginning of year	$—
Conversion of demand note payable to member into Class A Redeemable Preferred Units (Note 8)	18,983,602

Balance - end of year	$18,983,602

The fair value of the interest rate swap liability is determined by using a discounted cash flow method using the appropriate inputs from the forward interest rate yield curves with the differential between the forward rate and the original stated interest rate of the swap discounted back from the settlement date of the contract to December 31, 2010 and 2011, respectively.

The fair value of the Company’s Class A Redeemable Preferred Units is estimated based on unobservable inputs, including the present value of the Company’s demand note payable to member immediately prior to the conversion described in Note 8.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 16 - Segment Information

The Company operates globally in one reportable business segment in which it develops, manufactures and markets printing machines, which produce 3D printed parts and related consumables. The Company also provides production and contract services for its customers. The Company conducts its business through wholly-owned subsidiaries in the U.S., Germany and in Japan.

The Company’s revenue from customers by product line is as follows:

	2010	2011
3D printed parts, materials and other	$7,818,100	$9,884,149
3D printing machines	5,621,921	5,405,558

	$13,440,021	$15,289,707

Summarized financial information concerning the Company’s geographical operations is shown in the following tables:

	2010	2011
Revenue:
United States	$3,936,019	$4,587,296
Germany	6,909,283	5,677,610
Japan	2,594,719	5,024,801

	$13,440,021	$15,289,707

Income (loss) from operations:
United States	$(4,772,142)	$(3,532,407)
Germany	1,695,472	1,236,907
Japan	(490,012)	(419,753)

Subtotal	(3,566,682)	(2,715,253)
Intercompany elimination	(498,227)	(2,459,235)

	$(4,064,909)	$(5,174,488)

Assets:
United States	$7,493,516	$8,795,371
Germany	6,038,230	5,810,990
Japan	1,701,227	3,634,957
Deferred tax assets	—	727,000

	$15,232,973	$18,968,318

Depreciation:
United States	$761,741	$777,626
Germany	167,753	154,555
Japan	142,251	237,553

	$1,071,745	$1,169,734

Long-lived assets:
United States	$5,872,567	$5,671,757
Germany	1,014,074	1,229,580
Japan	1,103,747	1,017,222

	$7,990,388	$7,918,559

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 16 - Segment Information (continued)

	2010	2011
Capital expenditures:
United States	$592,232	$608,105
Germany	676,141	406,013
Japan	526,388	66,311

	$1,794,761	$1,080,429

	Year Ended December 31, 2010 Intercompany Revenues to:
	United States	Germany	Japan	Total
United States	$—	$264,237	$142,388	$406,625
Germany	863,975	—	1,928,617	2,792,592
Japan	—	—	—	—

	$863,975	$264,237	$2,071,005	$3,199,217

	Year Ended December 31, 2011 Intercompany Revenues to:
	United States	Germany	Japan	Total
United States	$—	$340,561	$200,414	$540,975
Germany	2,219,784	—	4,582,226	6,802,010
Japan	—	—	—	—

	$2,219,784	$340,561	$4,782,640	$7,342,985

Note 17 - Customer Concentrations

During 2010 and 2011, the Company conducted a significant portion of its business with a limited number of customers. The Company had one customer in 2010 and three customers in 2011 which individually represented 10% or greater of total revenue for those respective years. The Company’s top five customers represented approximately 43% of total revenue in 2010 and 47% of total revenue in 2011. Accounts receivable from these customers at December 31, 2010 and 2011 were not significant.

Note 18 - Subsequent Events

In May 2012, the Company purchased the building used to house the Irwin, Pennsylvania manufacturing facilities and administrative offices from a third-party. The purchase price of $3.3 million was financed by a mortgage with a commercial bank for $2.4 million, a note payable for $0.3 million, and cash. The mortgage matures in May 2027, bearing interest at 4.0% for the first five years, and adjusts to the monthly average yield on U.S. Treasury securities plus 0.325% for the remaining ten years. Monthly payments including principal and interest are approximately $18,000 for the first five years. The third party note matures in June 2014, requires minimum monthly payments of $1,500, and bears interest at 6%.

In May 2012, the sole Preferred Class A Unit Holder sold 6 million units (3 million units each) to two unrelated limited partnerships for $1 per share.

In February 2012, the redemption feature on the Class A Redeemable Preferred Units (Note 8) was removed. As a result, the Company’s Class A Redeemable Preferred Units will be reclassified from a liability to

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Note 18 - Subsequent Events (continued)

equity on the Company’s consolidated balance sheets in 2012. During 2012 and through October 31, 2012, the Company declared dividends of approximately $1.1 million.

In March 2012, the Company entered into a direct financing lease with a bank for a 3D printing machine. Under the terms of the agreement, the Company received approximately $1.0 million in proceeds with repayment of the lease occurring over a three-year period beginning in April 2012.

During July 2012, the Company entered into a transaction with a related party that provided for proceeds to the Company in the amount of approximately $1.5 million. The transaction did not meet the sale criteria as provided by the FASB guidance on accounting for sales-leaseback transactions, therefore the sale was recorded as a financing transaction. The terms of the agreement provide for monthly payments, including interest, of $30,000 over a term of five years.

During 2012 and through October 31, 2012, an entity controlled by the Company’s majority member provided cash advances to support current operations of approximately $8.8 million. These advances accrue interest at 8% annually and are payable on demand.

During 2012, the Company’s majority member completed the sale of 1,300,000 common units to two employees and one existing member of the Company for $1.25 per unit. The fair value of these common units on the measurement date was $7.20 per common unit, resulting in a non-cash compensation charge of approximately $7.7 million in 2012. Determining the fair value of the common units required complex and subjective judgments. We used the sale of a similar security in an arms-length transaction with unrelated parties to estimate the value of the enterprise at the measurement date, which included assigning a value to the similar security’s rights, preferences and privileges relative to the common units. The enterprise value was then allocated to the Company’s outstanding equity securities using a Black-Scholes option pricing model. The option pricing model involves making estimates such as: the anticipated timing of a potential liquidity event (less than one year), volatility of our equity securities (65%), and risk-free interest rate (0.16%). Change in these assumptions could materially impact the value assigned to the common units.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	December 31, 2011	September 30, 2012 (unaudited)

ASSETS

Current Assets
Cash and cash equivalents	$3,496,228	$1,430,868
Accounts receivable - net	1,335,201	2,412,723
Related party receivable	395,636	44,189
Inventories - net	4,430,824	8,761,779
Prepaid expenses and other current assets	458,989	1,232,119

Total Current Assets	10,116,878	13,881,678

Property and Equipment - Net
(Including assets of consolidated variable interest entities of $5.8 million at December 31, 2011 and $5.9 million at September 30, 2012)	7,918,559	12,707,541

Deferred Tax Assets	727,000	734,000

Other Assets	205,881	112,483

Total Assets	$18,968,318	$27,435,702

LIABILITIES AND MEMBERS’ DEFICIT

Current Liabilities
Line of credit	$—	$899,859
Demand note payable to member	—	7,265,605
Current portion of long-term debt	1,294,030	1,950,842
Current portion of capital lease obligations	—	512,675
Accounts payable	864,333	1,884,250
Dividends payable	—	1,030,588
Accrued expenses and other current liabilities	2,669,035	3,953,983
Accrued income taxes	956,438	—
Deferred tax liabilities	727,000	734,000
Deferred revenue and customer deposits	4,938,019	2,994,429

Total Current Liabilities	11,448,855	21,226,231

Long-term Liabilities
Long-term debt - net of current portion (including consolidated variable interest entities of $4.1 million at December 31, 2011 and $2.4 million at September 30, 2012)	4,134,925	4,866,683
Capital lease obligations - net of current portion	—	1,674,261
Redeemable Class A Preferred Units	18,983,602	—
Other liabilities	—	381,784

Total Long-term Liabilities	23,118,527	6,922,728

Total Liabilities	34,567,382	28,148,959

Members’ Equity (Deficit)
Controlling interest in members’ deficit
Class A Preferred Units, 18,983,602 issued and outstanding (Liquidation value of approximately $20.0 million at September 30, 2012)	—	18,983,602
Common units, 10,000,000 issued and outstanding	10,000,000	10,000,000
Members’ deficit	(27,485,083)	(31,850,906)
Accumulated other comprehensive loss	(220,416)	(272,792)

Total Controlling Interest in Members’ Deficit	(17,705,499)	(3,140,096)
Noncontrolling interest	2,106,435	2,426,839

Total Members’ Deficit	(15,599,064)	(713,257)

Total Liabilities and Members’ Deficit	$18,968,318	$27,435,702

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Nine Months Ended September 30
	2011	2012

Revenue	$12,571,348	$15,913,225

Cost of Sales	9,326,756	10,018,149

Gross Profit	3,244,592	5,895,076

Operating Expenses
Research and development	1,146,441	1,178,794
Selling, general and administrative (includes non-cash equity based compensation of $7.7 million for the nine months ended September 30, 2012)	5,196,259	14,826,759

Total Operating Expenses	6,342,700	16,005,553

Loss from Operations	(3,098,108)	(10,110,477)

Other (Income) Expense
Interest expense	1,187,674	541,782
Other expense (income)	34,293	(71,171)
Interest income	(1,679)	(2,078)

Total Other Expense	1,220,288	468,533

Loss before Income Taxes	(4,318,396)	(10,579,010)

Provision for Income Taxes	708,808	170,821

Net Loss Attributable to the Controlling and Noncontrolling Interests	(5,027,204)	(10,749,831)

Less: Net income of Noncontrolling Interests	243,671	320,404

Net Loss Attributable to the Controlling Interest	(5,270,875)	(11,070,235)

Other Comprehensive Loss:
Foreign currency translation gain (loss)	287,319	(52,376)

Comprehensive Loss	$(4,983,556)	$(11,122,611)

Net loss available to common unitholders - basic	$(0.53)	$(1.21)

Net loss available to common unitholders - diluted	$(0.53)	$(1.21)

The accompanying notes are an integral part of these condensed unaudited consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Members’ Deficit

	For the Nine Months Ended September 30, 2012
	Preferred Class A Units		Common Units
	Number of Units	Amount	Number of Units	Amount	Members’ Deficit	Accumulated Other Comprehensive Loss	Total Controlling Interest	Noncontrolling Interest	Total Members’ Deficit

Balance - December 31, 2011	—	$—	10,000,000	$10,000,000	$(27,485,083)	$(220,416)	$(17,705,499)	$2,106,435	$(15,599,064)

Net income (loss)	—	—	—	—	(11,070,235)	—	(11,070,235)	320,404	(10,749,831)

Reclassification of Redeemable Class A preferred units to Class A preferred units	18,983,602	18,983,602	—	—	—	—	18,983,602	—	18,983,602

Equity based compensation	—	—	—	—	7,735,000	—	7,735,000	—	7,735,000

Dividends declared on Class A preferred units	—	—	—	—	(1,030,588)	—	(1,030,588)	—	(1,030,588)

Loss on foreign currency translation	—	—	—	—	—	(52,376)	(52,376)	—	(52,376)

Balance - September 30, 2012	18,983,602	$18,983,602	10,000,000	$10,000,000	$(31,850,906)	$(272,792)	$(3,140,096)	$2,426,839	$(713,257)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30
	2011	2012

Cash Provided by (Used for) Operating Activities
Net loss	$(5,027,204)	$(10,749,830)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation	830,679	1,258,086
Equity based compensation	—	7,735,000
Changes in assets and liabilities
Accounts receivable	282,656	(1,107,441)
Related party receivable	(198,589)	351,447
Inventories	(714,039)	(5,310,407)
Prepaid expenses and other current assets	(270,386)	(732,196)
Accounts payable	(141,158)	1,042,210
Accrued expenses and other current liabilities	413,600	1,278,417
Accrued income taxes	532,446	(954,806)
Deferred revenue and customer deposits	1,250,598	(2,178,378)
Other assets and liabilities - net	(291,267)	284,074

Net Cash Used for Operating Activities	(3,332,664)	(9,083,824)

Cash Used for Investing Activities
Additions to property and equipment	(231,660)	(1,973,310)

Cash Provided by (Used for) Financing Activities
Proceeds from borrowings under line-of-credit	—	904,837
Proceeds from sale-leaseback transactions	—	2,251,719
Proceeds from long-term debt	1,107,500	—
Payments on long-term debt and capital lease obligations	(603,416)	(1,372,584)
Proceeds from borrowings on demand note payable to member	3,290,465	7,265,605

Net Cash Provided by Financing Activities	3,794,549	9,049,577

Effect of Currency Translation on Cash and Cash Equivalents	200,560	(57,803)

Increase (Decrease) in Cash and Cash Equivalents	430,785	(2,065,360)

Cash and Cash Equivalents - Beginning of period	1,021,048	3,496,228

Cash and Cash Equivalents - End of period	$1,451,833	$1,430,868

Supplemental Disclosures of Cash Flow Information

Cash paid for interest	$173,896	$253,192

Cash paid for income taxes	$—	$1,093,782

Supplemental Disclosure of Noncash Investing and Financing Activities

Reclassification of Redeemable Class A preferred units to Class A preferred units (Note 10)	$—	$18,983,602

Dividend declared - not paid	$—	$1,030,588

Capital lease obligations and long-term debt incurred for purchase of property and equipment	$—	$4,951,719

Inventories transferred to property and equipment for internal use	$—	$1,400,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Index to Notes to the Unaudited Condensed Consolidated Financial Statements

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 - Organization, Nature of Business, Basis of Presentation, Use of Estimates and Going Concern

The Ex One Company, LLC and Subsidiaries (ExOne) is a limited liability company that is organized under the laws of the state of Delaware. The condensed consolidated financial statements include the accounts of ExOne, its wholly-owned subsidiaries: ProMetal, LLC, ProMetal RCT, LLC, Luxcelis, LLC, ExOne KK (Japan) and ProMetal GmbH (Germany), and two variable interest entities in which ExOne is the primary beneficiary: Lone Star Metal Fabrication, LLC (Lone Star) and Troy Metal Fabricating, LLC (TMF). Collectively, the consolidated group is referred to as “the Company.” All material intercompany transactions and balances have been eliminated in consolidation.

The Company is a global provider of 3D printing machines that can produce three-dimensional objects through a process known as Additive Manufacturing (“AM”) to industrial customers for end-market applications. The business consists of producing parts for customers utilizing its own 3D machines and technology, manufacturing and selling 3D machines to customers to print their own parts, and supplying associated products and services necessary for customers to print on their own 3D machines.

At December 31, 2011 and September 30, 2012, ExOne leases property and equipment from Lone Star and TMF. ExOne does not have an ownership interest in Lone Star or TMF. ExOne is the primary beneficiary of Lone Star and TMF in accordance with the guidance issued by the Financial Accounting Standards Board (FASB) on the consolidation of variable interest entities (VIEs) since ExOne guarantees certain debt of both Lone Star and TMF and governs these entities through common ownership. This guidance requires certain VIEs to be consolidated when an enterprise has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The condensed consolidated financial statements therefore include the accounts of Lone Star and TMF. The assets of Lone Star and TMF can only be used to settle obligations of Lone Star and TMF, and the creditors of Lone Star and TMF do not have recourse to ExOne’s general credit.

The Company applies the accounting standard for noncontrolling interests in the condensed consolidated financial statements. The variable interest related to Lone Star and TMF requires the equity of these entities to be classified as a non-controlling interest in the Company’s condensed consolidated balance sheets.

The accompanying unaudited condensed consolidated financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission; therefore, as permitted under these rules, certain footnotes and other financial information included in audited financial statements were condensed or omitted.

The interim financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the interim results of operations, comprehensive loss, financial position and cash flows for the periods presented.

These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2011 and 2010. The December 31, 2011 condensed consolidated balance sheet was derived from audited financial statements.

The interim results of operations and comprehensive loss, members’ deficit and cash flows for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.

The preparation of these condensed consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 1 - Organization, Nature of Business, Basis of Presentation, Use of Estimates and Going Concern (continued)

related disclosure of contingent assets and liabilities. Significant estimates reported in the accompanying condensed consolidated financial statements include: fair value of the Company’s common units used to measure equity based compensation, allowance for slow moving and obsolete inventory, accrued license fees, valuation allowance on deferred tax assets, and the estimated fair value of the Company’s long-lived assets for purposes of impairment testing. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company has incurred net losses of approximately $5.2 million and $7.6 million for the years ended December 31, 2010 and 2011, and had an accumulated deficit of approximately $15.6 million as of December 31, 2011. As shown in the accompanying unaudited condensed consolidated financial statements, the Company incurred a net loss of approximately $10.7 million for the nine months ended September 30, 2012, and had a working capital deficit of approximately $7.3 million. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The ability to continue as a going concern is dependent upon the continued financial support of the Company’s majority member, the Company’s ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations. Management believes the Company will be able to raise additional capital or debt sufficient to support the Company’s operations through October 1, 2013. However, there is no assurance that profitable operations or sufficient cash flows will occur in the future.

Note 2 - Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following at December 31, 2011 and September 30, 2012:

	2011	2012

Prepaid value-added taxes (VAT)	$140,028	$600,338
Deferred issuance costs	—	227,224
Other prepaid expenses and other current assets	318,961	404,557

	$458,989	$1,232,119

Note 3 - Inventories

Inventories consist of the following at December 31, 2011 and September 30, 2012:

	2011	2012

Raw materials and components	$2,136,797	$4,409,184
Work in progress	1,694,236	3,897,610
Finished goods and goods in transit	599,791	454,985

	$4,430,824	$8,761,779

Inventories are net of an allowance for slow moving and obsolete inventory of approximately $1.4 million and $1.3 million as of December 31, 2011 and September 30, 2012, respectively.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 4 - Property and Equipment

Property and equipment consist of the following at December 31, 2011 and September 30, 2012:

	2011	2012	Useful Life (in years)

Land	$177,475	$777,475	N/A
Building	2,214,527	5,013,633	25
Machinery and equipment:
In use(1)	8,086,734	9,347,088	3-7
Construction in progress	110,364	1,028,111	N/A
Computer equipment and software	724,022	892,576	3-5
Other	319,206	513,843	3-7

	11,632,328	17,572,726
Less: Accumulated depreciation	3,713,769	4,865,185

	$7,918,559	$12,707,541

(1)	Includes leased assets of approximately $1,400,000 at September 30, 2012

Depreciation expense was approximately $831,000 and $1,258,000 for the nine months ended September 30, 2011 and 2012, respectively.

Note 5 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31, 2011 and September 30, 2012:

	2011	2012

Accrued license fees	$1,096,384	$1,949,649
Accrued sales and use and other taxes	123,992	39,777
Accrued payroll and related costs	705,257	848,502
Accrued warranty allowance	116,527	268,741
Liability for uncertain tax positions	264,146	353,516
Other	362,729	493,798

	$2,669,035	$3,953,983

Note 6 - Sale-Leaseback Transactions

In March 2012, the Company entered into a direct financing lease with a bank for a 3D printing machine. Under the terms of the agreement, the Company received approximately $1.0 million in proceeds with repayment of the lease occurring over a three-year period beginning in April 2012. The present value of the future minimum lease payments, including an interest rate of 3.5% was approximately $656,000 as of September 30, 2012.

During July 2012, the Company entered into a sale-leaseback transaction with a related party that provided for proceeds to the Company in the amount of approximately $1.6 million. The transaction did not meet the sale criteria as provided by the FASB guidance on accounting for sale-leaseback transactions, therefore the sale was

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 6 - Sale-Leaseback Transactions (continued)

recorded as a financing transaction. The terms of the agreement provide for monthly payments, including interest, of $30,000 over a term of five years. The present value of the future minimum lease payments, including an interest rate of approximately 6.0% was $1,531,000 as of September 30, 2012

The future minimum lease payments are recorded as capital lease obligations in the accompanying condensed consolidated balance sheets.

The future minimum lease payments for sale-leaseback transactions are approximately as follows:

Period Ending September 30,

2013	$610,000
2014	610,000
2015	550,000
2016	360,000
2017	331,000

$2,461,000
Less: Interest	273,000

Total	$2,188,000

Note 7 - Line of Credit Agreement

The Company has a line of credit and security agreement with a German bank guaranteed by the majority member of the Company for $1.9 million (€1.5 million). Of this amount, $1.0 million (€0.8 million) is available for cash advances or for short-term loans. Interest rates for the overdraft (6.2% as of September 30, 2012) or short-term loans (1.8% as of September 30, 2012) are variable based on the current market rates established by the German bank. Amounts in excess of the $1.0 million (€0.8 million) are available for additional bank transactions requiring security (i.e. bank guarantees, leasing, letters of credit, etc.) and additional cash borrowings at an increased interest rate (16% as of September 30, 2012). There are no fees associated with the unused portion of either line. There were no outstanding borrowings on the agreement at December 31, 2011. Borrowings outstanding under this agreement were $0.9 million as of September 30, 2012. The Company notified the bank in December 2012 that it is not in compliance with an asset to ratio covenant related to this facility. According to the terms of the agreement, the bank at its discretion may request additional security to maintain the facility.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 8 - Long-term Debt

Long-term debt consists of the following at December 31, 2011 and September 30, 2012:

	2011	2012

Building note payable to a bank, with monthly payments including interest at 4.0% through 2017 and subsequently, the monthly average yield on U.S. Treasury Securities plus 0.3% for the remainder of the term through May 2027	—	$2,407,369

Building note payable to an unrelated entity, with monthly payments including interest at 6% through June 2014	—	292,500

Lone Star Metal Fabrication, LLC
Building note payable to bank, with monthly payments including interest at 7% through July 2014	$765,469	736,377

Equipment note payable to a bank, with monthly payments including interest at 7% through July 2014	420,050	—

Troy Metal Fabricating, LLC
Building note payable to a bank, with monthly payments including interest at Daily BBA LIBOR plus 2.45% (2.7% at September 30, 2012) through April 2013. Interest is fixed at 6.8% under an interest rate swap (see below)	781,201	764,526

Equipment note payable to a bank, with monthly payments including interest at LIBOR plus 2.75% (3.0% at September 30, 2012) through April 2013	631,382	279,661

Equipment note payable to a bank, with monthly payments including interest at Daily BBA LIBOR plus 2.75% (3.0% at September 30, 2012) through January 2014. Interest is fixed at 6.68% under an interest rate swap (see below)	432,777	279,891

Equipment note payable to a bank, with monthly payments including interest at 4.83% through December 2016	1,290,576	1,115,826

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 8 - Long-term Debt (continued)

	2011	2012

Equipment line of credit to a bank, converted to term debt in January 2012; monthly payments including interest at the Daily BBA LIBOR plus 2.75% (3.0% at September 30, 2012) through December 2016	1,107,500	941,375

	5,428,955	6,817,525
Less: Current portion	1,294,030	1,950,842

	$4,134,925	$4,866,683

The Lone Star and TMF debt is guaranteed by the Company and either the majority member of the Company or related parties that are controlled by the majority member of the Company, and is collateralized by buildings and equipment. See also Note 19.

Approximate future maturities of long-term debt are as follows:

Period Ending September 30,	Total

2013	$1,950,000
2014	988,000
2015	1,273,000
2016	638,000
2017 and beyond	1,969,000

$6,818,000

The Company entered into interest rate swap agreements in June 2008. The Company utilizes the interest rate swaps for the purpose of managing risks related to the variability of future earnings and cash flows caused by changes in interest rates. Under the terms of the agreement, the Company agrees to pay interest at the fixed rates and the Company will receive variable interest from the counterparty.

The significant terms of the interest rate swap agreements are presented in the following table:

	TMF Building note	TMF Equipment note

Notional amount	$860,000	$1,970,472
Fixed rate	6.80%	6.68%
Floating rate	Daily BBA LIBOR plus 2.45%	Daily BBA LIBOR plus 2.75%
Maturity date	April 2, 2013	April 2, 2013

The fair value of the interest rate swap on the TMF Building note was a liability of approximately $40,000 at December 31, 2011 and $18,000 at September 30, 2012. The fair value of the interest rate swap on the TMF Equipment note was a liability of approximately $20,000 at December 31, 2011 and $5,000 at September 30, 2012. These obligations are presented within accrued expenses and other current liabilities in the condensed

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 8 - Long-term Debt (continued)

consolidated balance sheets. The Company recognized income of approximately $41,000 and $37,000 in the nine months ended September 30, 2011 and September 30, 2012, respectively on these contracts, which is recognized as a reduction to interest expense in the accompanying condensed consolidated statements of operations and comprehensive loss.

Note 9 - Demand Note Payable to Member

During 2012, the Company received cash advances to support current operations from an entity controlled by the Company’s majority member (the Note or Unit Holder). These advances accrued interest at 8% annually and are payable on demand. The balance outstanding on these advances, including interest, were $7,265,605 as of September 30, 2012. Additional advances of approximately $2.3 million were received through December 15, 2012 and are at the same terms as the earlier advances. The Company formalized these cash advances in the form of a line credit with the entity, which is referred to as the Rockwell Line of Credit.

Prior to January 1, 2012 the Company received cash advances to support operations from an entity controlled by the Note Holder. These advances were evidenced by notes that accrued interest at 8% annually and were payable on demand. The balances outstanding on the advances were $18,983,602 as of December 30, 2011. Refer to Note 10.

Note 10 - Common and Class A Preferred Units

Common Units

As of December 31, 2011 and September 30, 2012, the Company has 10,000,000 common units issued and outstanding.

Net income or loss is allocated to each unit holder in proportion to the units held by each unit holder relative to the total units outstanding. The unit holders share the Company’s positive cash flow, to the extent available, which is distributed annually and allocated among the unit holders in proportion to the units held by each holder relative to the total units outstanding. Common unit holders are entitled to one vote per unit on all matters.

Class A Preferred Units

On December 30, 2011, the Company entered into a Debt Conversion Agreement with the Note Holder to convert $18,983,602 of unpaid principal and interest, as described in Note 9, into Class A Redeemable Preferred Units (Class A Units) of the Company in full satisfaction of the indebtedness. The Class A Units are held by the Unit Holder. The conversion price was $1 per share.

The Class A Units are non-voting limited liability company membership interests, and permit the Unit Holder to receive cumulative dividends at the annual rate of eight percent (8%) per Class A Unit prior to and in preference to any declaration or payment of any dividend on the Company’s common units. Dividends on the Class A Units accumulate and are payable irrespective of whether the Company has earnings, whether there are funds legally available for the payment of such dividends, and whether dividends are declared.

The Company may redeem all or any number of the Class A Units at any time upon written notice and payment to the Unit Holder of one dollar plus all accrued but unpaid dividends, for each Class A Unit being redeemed. The Unit Holder may convert all or any number of Class A Units to common units at the conversion rate of 9.5 Class A Units for one common unit. Class A Units will be automatically converted to 1,998,273 common units upon the closing of any initial public offering in which the gross proceeds of the offering exceed

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 10 - Common and Class A Preferred Units(continued)

$50,000,000, provided that the Unit Holder may elect to retain such Class A units. The Company has analyzed the conversion feature under the applicable FASB guidance for accounting for derivatives and has concluded that the conversion feature does not require separate accounting under such FASB guidance.

Because the Company’s majority member is the ultimate owner of the Company and he is the sole Class A unit holder as of December 31, 2011, he had the ability to redeem the Class A units at his option, thus giving the units the characteristics of a liability rather than equity. Accordingly, the Company’s Class A Units have been classified as a liability in the Company’s condensed consolidated balance sheet at December 31, 2011. As of December 31, 2011, the Company’s majority member had committed to not exercise his redemption rights through January 1, 2013.

In February 2012, the redemption feature on the Class A Units was removed by an amendment to the Class A Unit agreement. As a result, the Class A Units were reclassified at fair value from a liability to equity in the accompanying condensed consolidated balance sheets during the nine months ended September 30, 2012.

In May 2012, the Unit Holder sold 6 million Class A Units (3 million units each) to two unrelated limited partnerships for $1 per share, under the same terms detailed above.

Note 11 - Equity Based Compensation

In May 2012, the Company’s majority member completed the sale of 300,000 common units to an existing member of the Company for $1.25 per unit. In July and August of 2012, the Company’s majority member completed the sale of additional common units to two employees under the terms described above. The fair value of these common units on the measurement date was $7.20 per common unit. The Company recognized compensation expense of approximately $7.7 million during the nine months ended September 30, 2012 in conjunction with the sale of these common units.

Determining the fair value of the common units required complex and subjective judgments. We used the sale of a similar security in an arms-length transaction with unrelated parties to estimate the value of the enterprise at the measurement date, which included assigning a value to the similar security’s rights, preferences and privileges, relative to the common units. The enterprise value was then allocated to the Company’s outstanding equity securities using a Black-Scholes option pricing model. The option pricing model involves making estimates such as: the anticipated timing of a potential liquidity event (less than one year), volatility of our equity securities (65%), and risk-free interest rate (0.16%). Change in these assumptions could materially impact the value assigned to the common units.

Note 12 - Related Party Transactions

The Company provides various services to several related entities under common control primarily in the form of accounting, finance, information technology and human resource outsourcing. The cost of these services is generally reimbursed by these related entities and was approximately $108,000 and $138,000 for the nine months ended September 30, 2011 and 2012, respectively. In addition, the Company may purchase certain items on behalf of related parties under common control. Amounts due from these related entities were $395,636 at December 31, 2011 and $44,189 at September 30, 2012.

The Company receives design services and the corporate use of an airplane from related entities under common control. The cost of these services received was approximately $13,000 and $68,000 for the nine months ended September 30, 2011 and 2012, respectively. Amounts due to these related entities, included in accounts payable in the accompanying condensed consolidated balance sheets, were approximately $17,000 at December 31, 2011 and $69,000 at September 30, 2012. Refer to Note 6, Note 9 and Note 10 for additional related party transactions.

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 13 - Income Taxes

The Company is a limited liability company whereby the members are taxed on its proportionate share of the Company’s taxable income, therefore, no provision for U.S. federal or state income taxes has been recorded. The Company reported taxable income from ProMetal GmbH of approximately $1,717,000 and $152,000 for the nine months ended September 30, 2011 and 2012, respectively. ExOne KK reported taxable income of approximately $587,000 and $424,000 for the nine months ended September 30, 2011 and 2012, respectively. All of ExOne KK’s taxable income for the nine months ended September 30, 2011 and 2012 was offset by net operating losses.

The provision for income taxes related entirely to the Company’s German operations, and amounted to approximately $709,000 and $171,000 for the nine months ended September 30, 2011 and 2012, respectively. The benefit from deferred taxes of approximately $772,000 for the nine months ended September 30, 2011 was offset by a increase in the valuation allowance for deferred tax assets by the same amount in 2011. The benefit from deferred taxes of approximately $88,000 for the nine months ended September 30, 2012 was offset by an increase in the valuation allowance for deferred tax assets by the same amount.

A reconciliation of income tax at the U.S. statutory rate of 35% to the Company’s effective rate for the nine months ended September 30, 2011 and 2012 is as follows:

	2011	2012

Tax expense (benefit) at U.S. statutory rate	($1,511,000)	($3,707,000)
Limited liability company losses not subject to tax	1,506,000	3,703,000
Foreign income taxed at different rates	(77,000)	(63,000)
Increase in uncertain tax positions	165,000	108,000
Permanent differences and other	(146,000)	42,000
Net change in valuation allowance	772,000	88,000

Income tax expense – effective rate	$709,000	$171,000

The components of the Company’s net deferred income tax assets and net deferred income tax liabilities at December 31, 2011 and September 30, 2012 are as follows:

	2011	2012
Current deferred tax assets (liabilities)
Inventories	$(638,000)	$(844,000)
Accounts receivable	515,000	51,000
Other assets	(67,000)	46,000
Accrued expenses and other current liabilities	(117,000)	500,000
Valuation allowance	(420,000)	(487,000)

Current deferred tax assets (liabilities)	$(727,000)	$(734,000)

Noncurrent deferred tax assets
Net operating loss carryforwards	$868,000	$691,000
Property and equipment	922,000	782,000
Deferred revenue and customer deposits	1,917,000	2,274,000
Other	236,000	224,000
Valuation allowance	(3,216,000)	(3,237,000)

Noncurrent deferred tax assets	727,000	734,000

Net deferred tax assets	$—	$—

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 13 - Income Taxes (continued)

The Company has provided a valuation allowance for its net deferred tax assets because the Company has not demonstrated a history of generating net operating profits. The Company has approximately $1,729,000 in foreign net operating loss carryforwards at September 30, 2012 to offset future taxable income of ExOne KK, which expire in 2013 through 2019.

The Company has a liability for uncertain tax positions related to certain capitalized expenses and related party transactions. The liability amounted to approximately $264,000 at December 31, 2011 and $373,000 at September 30, 2012 and is included in accrued expenses and other current liabilities in the condensed consolidated balance sheets. The uncertain tax position for ExOne KK has been offset by the use of net operating loss carryforwards of $108,000 and $22,000 for the nine months ended September 30, 2011 and 2012, respectively. The table below summarizes the change in the Company’s unrecognized tax positions.

	December 31, 2011	September 30, 2012

Balance - beginning of period	$15,000	$264,000
Increases related to current year tax positions	249,000	109,000

Balance - end of period	$264,000	$373,000

The Company includes interest and penalties accrued in the condensed consolidated financial statements as a component of income tax expense.

Note 14 - License Agreements

The Company has license agreements with organizations which require license fee payments based on revenue. License fee expenses amounted to approximately $549,000 and $831,000 for the nine months ended September 30, 2011 and 2012, respectively, and are included in cost of sales in the condensed consolidated statements of operations and comprehensive loss. Accrued license fees were approximately $1,096,000 at December 31, 2011 and $1,950,000 at September 30, 2012 and are recorded in accrued expenses and other current liabilities in the condensed consolidated balance sheets.

Included in the license agreements is an exclusive patent license agreement (Agreement) with the Massachusetts Institute of Technology (MIT). These patents have expiration dates ranging from 2012 to 2021. The terms of the Agreement require that the Company remit payment to MIT based upon worldwide revenue of licensed products, processes and consumables. The terms of the Agreement remain in force until the expiration or abandonment of all issued patent rights.

Note 15 - Computation of Loss per Unit

The Company presents basic and diluted loss per unit amounts. Basic loss per unit is calculated by dividing net loss available to common unit-holders by the weighted average number of common units outstanding during the applicable period. Diluted loss per unit is calculated by dividing net loss available to the Company’s common unitholders by the weighted average number of common and common equivalent units outstanding during the

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 15 - Computation of Loss per Unit (continued)

applicable period. As the Company has incurred a net loss for the nine months ended September 30, 2011 and 2012, the conversion of the preferred units, described in Note 10, has an anti-dilutive effect and is therefore excluded from the calculation below.

For the Nine Months Ended September 30,	2011	2012

Net loss available to common unit-holders	$(5,270,875)	$(11,070,235)

Dividends declared - Preferred Class A units	—	(1,030,588)

Net loss available to common unit-holders after deducting the dividends declared - Preferred Class A units	$(5,270,875)	$(12,100,823)

Denominator:
Weighted average shares	10,000,000	10,000,000

Loss per unit
Basic	$(.53)	$(1.21)
Diluted	$(.53)	$(1.21)

Note 16 - Fair Value Measurements

Accounting principles generally accepted in the United States of America require the Company to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements. The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturities. Generally, the fair value of a fixed-rate instrument will increase as interest rates fall and decrease as interest rates rise.

The following tables set forth the fair value of the Company’s liabilities measured on a recurring basis, by level:

	December 31, 2011
	Level 1	Level 2	Level 3

Redeemable Class A
Preferred Units	$—	$—	$18,983,602

Interest rate swap liability	—	60,000	—

	$—	$60,000	$18,983,602

	September 30, 2012
	Level 1	Level 2	Level 3

Interest rate swap liability	$—	$23,000	$—

	$—	$23,000	$—

THE EX ONE COMPANY, LLC AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

Note 16 - Fair Value Measurements (continued)

The Company did not hold any Level 3 assets during the nine months ended September 30, 2011. The following table sets forth a summary of changes in the fair value of the Company’s Level 3 assets for the nine months ended September 30, 2012:

Balance – beginning of period	$18,983,602
Conversion of demand note payable to member into Class A Redeemable Preferred Units (Note 9)	—
Reclassification of Class A Redeemable Preferred Units (Note 9)	(18,983,602)

Balance – end of period	$—

The fair value of the interest rate swap liability is determined by using a discounted cash flow method using the appropriate inputs from the forward interest rate yield curves with the differential between the forward rate and the original stated interest rate of the swap discounted back from the settlement date of the contract to December 31, 2011 and September 30, 2012, respectively.

The fair value of the Company’s Class A Redeemable Preferred Units was estimated based on unobservable inputs, including the present value of the Company’s demand note payable to member prior to the conversion described in Note 10.

Note 17 - Customer Concentrations

During the nine months ended September 30, 2011 and 2012, the Company conducted a significant portion of its business with a limited number of customers. The Company had one customer which individually represented 10% or greater of total revenue for the nine months ended September 30, 2012 and had two customers which individually represented 10% or greater of total revenue for the nine months ended September 30, 2011. The Company’s top five customers represented approximately 46% and 42% of total revenue for the nine months ended September 30, 2011 and 2012, respectively. Accounts receivable from these customers at December 31, 2011 and September 30, 2012 were not significant.

Note 18 - Subsequent Events

In November 2012, the Company entered into a direct financing lease with a bank for a 3D printing machine. Under the terms of the agreement, the Company received approximately $0.9 million in proceeds with repayment of the lease occurring over a three-year period beginning in December 2012.

In December 2012, the Company executed an equipment note payable to a bank in the amount of approximately $1.2 million, with monthly payments including interest at LIBOR plus 3.0% (3.2% at September 30, 2012) through January 2018.

Shares

The ExOne Company

Common Stock

PROSPECTUS

, 2013

Sole Bookrunning Manager

FBR

Co-Managers

BB&T Capital Markets	Stephens Inc.

Through and including            2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$12,549
FINRA filing fee	10,850
Nasdaq listing fee	125,000
Legal fees and expenses	750,000
Blue sky fees and expenses (including legal fees)	5,000
Printing expenses	250,000
Accounting fees and expenses	250,000
Transfer agent fees and expenses	10,000
Miscellaneous	86,601

Total	$1,500,000

*	To be filed by amendment

Item 14.	Indemnification of Officers and Directors.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws will authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities.

Item 15.	Recent Sales of Unregistered Securities

On December 31, 2011, we issued 18,983,602 preferred units to Rockwell Holdings Inc. (“RHI”). in a private offering exempt from the registration requirements of the Securities Act pursuant to an exemption from registration provided under Section 4(2) of the Securities Act. In consideration for the issuance of the preferred units, RHI retired $18,983,602 in debt owed by us to it.

On January 1, 2013, we merged our predecessor company, The Ex One Company, LLC, a Delaware limited liability company (the “LLC”), with and into a Delaware corporation (the “Corporation”), which changed its name to The ExOne Company (the “Reorganization”). At the time the Reorganization became effective, by operation of the Delaware corporation law and in accordance with the Agreement and Plan of Merger by and between the LLC and the Corporation, each common unit of LLC membership interest was converted into 0.58 shares of our Common Stock for a total of 5,800,000 shares of Common Stock and each preferred unit of LLC membership interest was converted into 1 share of our Class A Preferred Stock or a total of 18,984,000 shares of Class A Preferred Stock. There were no underwriters. The persons who acquired shares of our Common Stock and our Class A Preferred Stock were those persons who were the owners of the equivalent class of LLC membership interests in our predecessor company prior to the Reorganization. The shares of Common Stock and Class A Preferred Stock were not sold for cash, and the Company received no consideration in the transaction.

The conversion of securities in the Reorganization was exempt from registration under Section 4(2) of the Securities Act as a private placement. The Staff has previously recognized that registration is not required where securities are issued in a transaction that is merely a change of form of the issuer and not a change in the substance of it, as where an entity is a party to a merger to change its domicile. In the Reorganization, the LLC merely converted itself into a corporation with the same persons being the stockholders of the Corporation as were the members of the LLC and each having the same proportionate equity interest in the Corporation as it had in the LLC, with no change in the kind or amount of assets owned by the surviving entity, the Corporation. In essence, the securities issued in the merger transaction are exempt from registration because the transaction did not involve a sale.

Item 16.	Exhibits and Financial Statement Schedules

(A) Exhibits:

Exhibit Number

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation.†

3.2	Bylaws.†

4.1	Form of stock certificate.

5.1	Opinion of Morella & Associates, PC.*

10.01.01	Amended and Restated Exclusive Patent License Agreement dated January 1, 2011, by and between Massachusetts Institute of Technology and The Ex One Company, LLC.†

10.01.02	First Amendment to the Amended and Restated Exclusive Patent License Agreement, dated as of January 1, 2013, by and between Massachusetts Institute of Technology and The Ex One Company, LLC.†

10.2	Employment Agreement, dated June 1, 2012, by and between the Company and S. Kent Rockwell.†

10.3	Employment Agreement, dated June 1, 2012, by and between the Company and David Burns.†

10.4	Employment Agreement, dated August 1, 2012, by and between the Company and John Irvin.†

10.5	Employment Agreement, dated August 21, 2003, by and between Prometal RCT and Rainer Hoechsmann (translated from German).†

10.6	Letter amending Employment Agreement, dated March 9, 2012, from the Company to Rainer Hoechsmann (translated from German).†

10.07.01	2013 Equity Incentive Plan.†

10.07.02	Form of Award Agreements under 2013 Equity Incentive Plan.†

10.8	Lone Star Metal Fabrication, LLC Equipment Lease.†

10.9	Lone Star Metal Fabrication, LLC Building Lease.†

10.10.01	Troy Metal Fabricating, LLC Equipment Lease October 1, 2011.†

10.10.02	Troy Metal Fabricating, LLC Equipment Lease December 31, 2011.†

10.10.03	Troy Metal Fabricating, LLC Equipment Lease December 31, 2012.†

10.10.04	Troy Metal Fabricating, LLC Equipment Lease May 31, 2008.†

10.10.05	Troy Metal Fabricating, LLC Equipment Lease February 01, 2009.†

10.10.06	Troy Metal Fabrication, LLC Equipment Lease May 31, 2008.†

10.11	Troy Metal Fabricating, LLC Building Lease March 31, 2008.†

Exhibit Number

10.12	Kontokorrentkredit Overdraft Agreement, dated July 29, 2011, Between ExOne Gmbh and Stadtsparkasse Augsburg. (translated from German).†

10.13	Aval Kredit-Rahmanvertrag, Linton Bank Guarantees, dated July 29, 2011, Between ExOne Gmbh and Stadtsparkasse Augsburg. (translated from German).†

10.14	Abtretung von Außenständer, Assignment of Receivables, dated July 29, 2011, Between ExOne Gmbh and Stadtsparkasse Augsburg. (translated from German).†

10.15	Revolving Demand Note, dated January 1, 2012 by and between the Company and Rockwell Forest Products, Inc.†

10.16	Leasing Contract, Agreement Concerning Use of Machine, Sale and Leaseback Agreement, dated November 21, 2012, between ExOne GmbH and Deutsche für Sparkassen und Mittelstand GmbH (translated from German).†

21.1	Subsidiaries of the Registrant.†

23.1	Consent of ParenteBeard LLC.

23.2	Consent of Morella & Associates, PC (included in Exhibit 5.1).*

24.1	Powers of Attorney (included on signature pages of this registration statement).†

99.1	Consent of Lloyd A. Semple to be named as a director.†

99.2	Consent of Bonnie K. Wachtel to be named as a director.†

99.3	Consent of Victor Sellier to be named as a director.†

99.4	Consent of Raymond J. Kilmer to be named as a director.†

*	To be filed by amendment.
†	Previously filed.

(B) Financial Statement Schedules:

Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on January 28, 2013.

The ExOne Company

By:	/s/ S. Kent Rockwell
S. Kent Rockwell
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints S. Kent Rockwell, David Burns and John Irvin, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, any registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on January 28, 2013.

Signature	Title

/s/ S. Kent Rockwell	Chairman and Chief Executive Officer
S. Kent Rockwell	(Chief Executive Officer); Director

/s/ David J. Burns	President and Chief Operating Officer;
David J. Burns	Director

/s/ John Irvin	Chief Financial Officer (Principal Financial
John Irvin	and Accounting Officer); Director